Filed Pursuant to Rule 424(b)(4)
Registration No. 333-197436

4,090,000 Shares

Common Stock

Mavenir Systems, Inc. is offering 4,090,000 shares of common stock.

Our common stock trades on the New York Stock Exchange under the symbol “MVNR.” On July 31, 2014, the last reported sale price of our common stock on the New York Stock Exchange was $11.29 per share.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock involves risks. See “Risk Factors” beginning on page 12.

Price $11.00 Per Share

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Mavenir
Per share	$11.00	$0.605	$10.395
Total	$44,990,000	$2,474,450	$42,515,550

(1)	See “Underwriters” for information regarding additional compensation to the underwriters.

We have granted the underwriters the right to purchase an additional 613,500 shares of common stock.

The Securities and Exchange Commission and state securities commissions have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about August 6, 2014.

BofA Merrill Lynch	Deutsche Bank Securities

Stifel	Needham & Company	Pacific Crest Securities	Cowen and Company

July 31, 2014

MAVENIR

Transforming Mobile Networks

VOICE
MESSAGING
Services Enabled By Mavenir Software
VIDEO
SOCIAL
Any Service
2G
3G
EXISTING NETWORKS
4G
NEXT GENERATION NETWORK
Any Network
Land Line
Tablet
TV
Computers
Smartphone
Any Device

Virtualized, software-based networking solutions that transform mobile networks to deliver enhanced new services

Solutions in use by 9 of the top 20 global mobile service providers

Neither we nor the underwriters have authorized anyone to provide you with any information other than that contained or incorporated by reference in this prospectus and any free writing prospectus prepared by us or on our behalf. We and the underwriters take no responsibility for, and can provide no assurances as to the reliability of, any information that others may give you. This prospectus may only be used in jurisdictions where it is legal to sell these securities. The information contained or incorporated by reference in this prospectus is only accurate as of the date of the document containing such information, regardless of the time of delivery of this prospectus or any sale of our common stock.

PROSPECTUS SUMMARY

This summary highlights the information contained or incorporated by reference in this prospectus and is a brief overview of the key aspects of the offering. Because this is only a summary, it does not contain all of the information that may be important to you. Before investing in our common stock, you should read this entire prospectus, including the information set forth under the headings “Risk Factors,” “Selected Historical Consolidated Financial and Operating Information” and “Our Business,” as well as the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto that are incorporated by reference herein. Some of the statements contained or incorporated by reference in this prospectus constitute forward-looking statements. Please read “Special Note Regarding Forward-Looking Statements” for more information. For a description of some key mobile communications industry terms used in this summary and elsewhere in this prospectus, please read “Description of Key Terms Used in Our Industry” elsewhere in this prospectus.

Unless the context otherwise requires, references in this prospectus to “Mavenir Systems,” “Mavenir,” “we,” “our,” “us,” and the “company” refer to Mavenir Systems, Inc. together with its subsidiaries.

MAVENIR SYSTEMS, INC.

Overview

We are a leading provider of software-based telecommunications networking solutions that enable mobile service providers to deliver Internet Protocol (IP)-based voice, video, rich communications and enhanced messaging services to their subscribers globally. Our solutions deliver Rich Communication Services (RCS), which enable enhanced mobile communications, such as group text messaging, multi-party voice or video calling and live video streaming as well as the exchange of files or images, over existing 2G and 3G networks as well as next generation 4G Long Term Evolution (LTE) networks. Our solutions also deliver voice and data services over LTE and wireless (Wi-Fi) networks. In addition, we also offer Evolved Packet Core (EPC), a software-based, carrier grade solution that can be deployed on cloud-based infrastructures using Network Functions Virtualization (NFV) to rapidly scale capacity and adapt to new deployment models. We enable mobile service providers to offer services that generate increased revenue and improve subscriber satisfaction and retention, while allowing them to improve time-to-market of new services and reduce network costs. Our mOne® Convergence Platform has enabled MetroPCS (now part of T-Mobile), a leading mobile service provider, to introduce the industry’s first live network deployment of Voice over LTE (VoLTE) and the industry’s first live deployment of next-generation RCS 5.

The capabilities of smartphones and tablets have caused consumers to shift their communication preferences from traditional voice service to a combination of voice, video and messaging services, which are offered by rich communication services. Additionally, many consumers are using their mobile devices to browse the Internet, run software applications, access cloud-based services and consume, create and share rich multimedia and user-generated content. These trends have placed substantial capacity constraints on the existing networks of mobile service providers. According to the February 2014 Cisco Visual Networking Index report, the average smartphone and tablet generate 49 and 127 times more data traffic, respectively, than the average basic-feature cell phone. As a result, mobile data traffic is projected to continue to increase exponentially, driven by the rapid adoption of smartphones and tablets and the demand for enhanced and high-bandwidth mobile services such as video. In order to alleviate the resulting spectrum and network capacity challenges, mobile service providers are making significant investments to transition their networks to the 4G LTE standard for voice and data transmission over mobile networks, as that standard enables higher data speeds and allows more efficient use of the frequency spectrum. In a July 2014 report, Gartner estimated that worldwide annual spending on 4G LTE mobile infrastructure would grow at a compound annual growth rate (CAGR) of 29.8% from 2013 to 2018. Additionally, we believe that the overall addressable market represented by our technology platform represented an aggregate spend of $3.6 billion in 2013 and is forecast to reach $10.3 billion by 2018 according to Dell’Oro Group, Infonetics and Mind Commerce, representing a 23% CAGR.

Because our solutions are interoperable across network generations, we enable mobile service providers to leverage their existing investments in 2G and 3G networks while offering a seamless, cost-effective migration path to 4G LTE networks. We provide our solutions to over 120 mobile networks globally, including three of the top four mobile service providers in the United States and four of the top five pan-European mobile service providers in Western Europe, as measured by number of mobile device connections as of March 2014. Our end customers include AT&T, Deutsche Telekom, MetroPCS (now part of T-Mobile), T-Mobile USA, Tele 2, Vodafone and Telstra. Our solutions can be deployed on-premise within the mobile service provider’s network or hosted in a mobile cloud environment. Our solutions enable mobile service providers to generate additional revenues by providing their subscribers with rich communications and cloud-based services similar to some of the most popular Over-The-Top (OTT) services, including:

•	carrier-grade (at least 99.999% reliable), integrated communications services, including voice calling, video calling and messaging;

•	a rich communications experience, with integrated one-to-one and group voice chat, video chat, messaging and sharing of content such as videos, images, links or locations;

•	a single identity across multiple devices and services that allows seamless delivery of mobile services and applications globally;

•

interworking with legacy short message service (SMS), which is an older technology used to convey short text messages, multimedia messaging service (MMS), which is an existing technology allowing delivery of images in a relatively low-resolution format, and social networks; and

•

cloud-based delivery of next generation mobile communications, including voice, video, enhanced messaging, which includes voice and video mail and interworking with social media platforms, and storage of mobile subscriber content and media.

We commenced operations in 2005 and began product sales in 2007. For the six months ended June 30, 2014, our revenue was $62.0 million, representing growth of 28.7% over the same period in 2013. For the year ended December 31, 2013, our revenue was $101.3 million, representing 37% year-over-year growth. For the year ended December 31, 2012, our revenue was $73.8 million, representing 53% year-over-year growth. For the year ended December 31, 2011, our reported revenue was $48.2 million (as adjusted), compared with $8.3 million for the year ended December 31, 2010, which growth includes the effect of our acquisition of Airwide Solutions in May 2011. In addition, our operating loss was $(4.5) million for the six months ended June 30, 2014, and was $(7.7) million, $(14.6) million and $(20.5) million for the years ended December 31, 2013, 2012 and 2011, respectively.

Industry Background

The market for mobile communications services is evolving rapidly, characterized by the following trends:

Proliferation of Smartphones and Tablets. Global adoption of smartphones and tablets is in its early stages, and future growth is expected to accelerate as mobile subscribers increasingly rely on these powerful devices. Despite increased usage of smartphones, a November 2013 Ericsson publication estimated that smartphones accounted for only 25% to 30% of total global mobile subscriptions, highlighting the potential for growth in smartphone usage.

Increased Use of Mobile Applications, Mobile Media and Cloud-Based Services. Smartphones and tablets are rapidly replacing desktop computers and laptops as the primary computing platform used for browsing the Internet, running software applications, accessing cloud-based services, and consuming media content such as streaming video and Internet radio. Also, many consumers are increasingly creating, sharing and accessing user-generated content, such as photos and videos, on their mobile devices through online services such as Facebook,

Twitter, Instagram and YouTube. In addition, cloud-based storage is growing significantly as consumers purchase content from media services, such as Amazon, Apple and Google, and utilize online storage services to access their purchased content from multiple mobile device types. Furthermore, mobile subscribers are increasingly seeking more rich communication services, such as video chat, to enhance the communications experience on their mobile devices. These trends in consumer behavior related to mobile device usage are driving a substantial increase in the amount of mobile data traffic.

Mobile Service Provider Challenges

Proliferation of smartphones and tablets as well as increased use of mobile applications and cloud-based services by subscribers present the following challenges for mobile service providers:

•

Strain on Existing Network Resources. Faced with increased subscriber demand for bandwidth-consuming mobile applications and cloud-based services, mobile service providers need to cost-effectively deploy scarce spectrum and address capacity constraints.

•

Competition from Over-The-Top / Web Services. Over-The-Top (OTT) applications compete with services that are, or could be, offered by mobile service providers, reducing revenue sources that traditionally have gone to mobile service providers. For example, OTT services such as WhatsApp, Skype, Apple Facetime and Blackberry Messenger, allow consumers to engage in rich communications experiences in a simple, easy-to-use interface. Mobile service providers need a solution to compete with these OTT services that provide free and feature-rich alternatives to traditional voice and SMS services.

•

Need to Offer Subscribers Enhanced Services. As mobile voice service access has become commoditized and average voice revenue per subscriber has decreased, mobile service providers are seeking to offer their subscribers new, differentiated services that increase revenue per subscriber, enhance customer satisfaction and improve subscriber retention.

•

Migration Path to 4G LTE. As mobile service providers migrate to 4G LTE, they will look to minimize capital expenditures and operational costs, while maximizing subscriber usage of their network. Mobile service providers are seeking a common solution platform that can address existing 2G and 3G network requirements without requiring additional investments and that can also be utilized for next-generation 4G LTE network introductions.

Benefits of 4G LTE

The next generation of mobile technology, broadly defined as 4G, includes Long Term Evolution (LTE), Worldwide Interoperability Microwave Access (WiMAX) and Evolved High Speed Packet Access (HSPA+) and can be extended to include Wi-Fi. 4G LTE has been developed to handle mobile data more efficiently and allows for faster, more reliable and more secure mobile service than existing 2G and 3G networks. The faster data transfer capabilities of 4G LTE networks enable mobile subscribers to use a wide variety of bandwidth-intensive software applications and cloud-based services with a rich mobile computing experience. In addition to the benefits for mobile subscribers, 4G LTE technology is inherently more efficient and cost-effective, resulting in a better network infrastructure for mobile service providers.

4G LTE offers the opportunity to fundamentally lower the cost of network operational centers by leveraging technologies widely used in the IT industry, such as Network Functions Virtualization (NFV), which refers to the deployment of telecommunications application software on virtualized hardware platforms. Such technologies drive down network cost and complexity and increase network flexibility and responsiveness.

4G LTE is a new architecture that enables mobile service providers to offer a wide range of new services across their networks. Mobile service providers can deliver device independent services over 4G LTE networks and offer a cloud-based subscriber experience that is comparable to communication services providers such as Facebook, Apple, Google and Skype. Mobile service providers will be able to offer a platform that third-party application developers can leverage to integrate new services through open network standards.

Market Opportunity

The development of 4G LTE is a generational change in technology for the mobile industry, a level of change that occurs approximately every ten years on average. Every generational change spurs a new investment cycle as mobile service providers seek to invest in equipment upgrades to support new standards. In the transition of communication services from 2G and 3G to 4G LTE, a complete change of infrastructure to deliver new services is required. Unlike 3G, migration to the next-generation 4G LTE standard is no longer an option, but rather a time-critical business priority for many mobile service providers globally.

Many mobile service providers are currently making the needed infrastructure investments to accommodate the growing subscriber demand for next-generation mobile communication services. We believe that the overall addressable market represented by our mOne® Convergence Platform represented an aggregate spend of $3.6 billion in 2013 and is forecast to reach $10.3 billion by 2018 according to Dell’Oro Group, Infonetics and Mind Commerce, representing a 23% CAGR. We believe 4G LTE network investments will accelerate as mobile service providers seek to meet growing subscriber demand.

Our Solutions

Our solutions, based on our mOne® Convergence Platform, enable mobile service providers to deliver IP-based voice, video, rich communications and enhanced messaging services over their existing 2G and 3G networks and next-generation 4G LTE networks. IP-based communication services, which involve the transmission of voice and text data using the more efficient Internet protocol that underlies the Internet, rather than through traditional and less efficient circuit-switched phone networks, are being developed and deployed today. These services are faster, more efficient and demand less spectrum than the circuit-based communication methods employed by existing 2G and 3G networks.

Our solutions are focused on delivering a seamless and intuitive communications experience to mobile subscribers and an integrated, flexible, differentiated platform for mobile service providers. We enable mobile service providers to capitalize on their IP-based network investments by efficiently and cost-effectively offering a broad range of services.

Our mOne® Convergence Platform offers our customers the following key benefits:

Comprehensive, Highly Configurable and Converged Communication Solution. The mOne® Convergence Platform enables mobile service providers to deploy any or all of a wide range of services. Some of these services include:

•	carrier-grade, integrated communication services, including voice calling, video calling and messaging over the same networks and devices;

•	a rich communications experience, with integrated one-to-one and group voice chat, video chat, messaging and sharing of content such as videos, images, links or locations;

•	a single identity across multiple devices and services that allows seamless delivery of mobile services and applications globally;

•	interworking with legacy SMS/MMS and social networks; and

•	a full suite of standards-defined wireless functions on a virtualized software platform that enables mobile service providers to address the growing quantity and complexity of mobile data.

Cloud-Based Implementation. The design of our software products enables mobile service providers to use cloud implementations to deliver next generation mobile communications, including voice, video, enhanced messaging and storage of mobile subscriber content and media. These solutions allow our customers to share capacity in a cloud deployment with commercial off-the-shelf servers for all services rather than deploying dedicated, proprietary hardware for each service. The key benefits of utilizing private clouds include more agile use of the network infrastructure, the ability to deploy, prove-in and scale new services rapidly using commercially available off-the-shelf hardware, combined with our software, without large up-front infrastructure costs and avoiding the network upgrade costs associated with obsolescence of proprietary hardware. For example, Deutsche Telekom, one of the largest pan-European mobile service providers, has commercially launched our virtualized Rich Communication Services to provide joyn™ — an industry initiative that enables one-on-one and group chat services and the enhancement of voice calls through the sharing of multi-media content such as videos, pictures and music — on its own single common hardware platform for multiple national networks across Europe, thereby deploying its own mobile cloud environment. Although we offer to host our solutions in our own cloud-computing center for mobile service providers, we do not currently have any contracts to provide cloud-based hosting services.

Seamless Migration Path to 4G LTE. Our solutions offer mobile service providers a cost-effective migration path to 4G LTE by supporting existing 2G and 3G networks and next-generation 4G LTE networks, eliminating the need to prematurely retire existing investments. Our platform features a comprehensive, standards-based set of interfaces to ensure a seamless integration into existing infrastructure that includes technology from multiple vendors, and can be deployed over a wide range of network types including 2G, 3G, LTE, WiMAX, HSPA+ and Wi-Fi.

Enable Data Networking Solutions based on Evolved Packet Core. As consumers transition to 4G LTE networks and mobile data traffic growth continues, mobile operators are looking for cost effective ways to manage the associated increase in capital investment necessary for the Evolved Packet Core network. Mavenir’s EPC is a software-based, carrier grade solution that can be deployed on cloud-based infrastructures using Network Functions Virtualization (NFV) to rapidly scale capacity and adapt to new deployment models. Mavenir’s EPC is based on a unique distributed architecture that splits control and bearer planes which optimizes packet processing and introduces capacity gains and cost efficiencies, as compared to conventional EPC solutions.

Ability to Improve Subscriber Experience and Deliver Revenue-Generating Services. Mobile service provider competition continues to exert downward pressure on the prices and profits associated with traditional voice, SMS and data services. When a mobile service provider offers a rich communications platform with multiple high-value services, its subscribers will be more likely to pay for these services, either by direct subscription or through increased data revenue, and less likely to switch providers.

Scalable Architecture and Carrier-Grade Reliability. Our solutions form a highly scalable carrier-grade platform that provides subscribers with high-quality service, as measured by the breadth of services offered and reliability, or lack of downtime. Our platform is fully compatible with the mobile industry’s standards and interoperability framework, allowing full compatibility across mobile service providers and geographies. Unlike OTT service providers, who cannot control quality or reliability of service because they do not own or control underlying access networks, mobile service providers using our solutions over their networks can deliver high-quality and consistent service to all subscribers.

Open Platform and Social Interworking. Our standards-based open solution architecture and Application Programming Interfaces (APIs) allow mobile service providers to develop or incorporate third-party enhancements, for example, by embedding messaging or voice calling capabilities within consumer applications such as shopping or banking applications. We enable mobile service providers to interconnect various OTT applications and social networking services so that a subscriber can engage in voice, video and rich messaging communications with anyone, anywhere, on any device or in any communications ecosystem. A subscriber can communicate with another subscriber through one central identity based on the subscriber’s mobile phone number, rather than having to worry about what specific application to use to connect with that other subscriber. Mobile service providers can leverage this neutral position and technology to bring more users into their networks.

Our Competitive Strengths

We are a leading provider of software-based telecommunications networking solutions that transform mobile networks to deliver enhanced new services to their subscribers globally. Because we have been first to market with solutions that enable many enhanced subscriber services, we have a broad customer base and our solutions have been field tested and proven in deployments with some of the largest mobile service providers in the industry. Our competitive strengths include the following:

•

First-Mover Advantage. Since our inception, we have developed significant expertise around solving the key challenges that mobile service providers face as they deploy next-generation networks and we have been first to market with solutions that enable many enhanced subscriber services. We have worked closely with many of our mobile service provider customers to understand their unique requirements and have developed platforms with the specific product features that are most relevant to help them achieve their strategic priorities.

•

Singular Focus on Next-Generation Communication Solutions. We are focused on innovating and selling next-generation IP-based voice, video, rich communications and enhanced messaging services to mobile service providers. Unlike many of our competitors, we are not encumbered by a product portfolio full of legacy solutions and an installed customer base that generates significant revenue and cash flow streams from legacy solutions. This offers us the ability to adapt quickly to mobile service provider requirements. As such, our software-only approach aligns with key technology trends including the shift towards virtualization and software defined networking and the migration to cloud-based deployments.

•

Modular Platform for Next-Generation Communication Solutions. Our mOne® Convergence Platform is based on a flexible software architecture that enables mobile service providers to provide IP-based voice, video, rich communications and advanced messaging applications to their subscribers. Our modular platform approach allows mobile service providers to selectively deploy the services they want for their subscribers, with the ability to add additional services and scale as needed. We believe that our ability to provide mobile service providers with customized deployment strategies, which allow them to gradually add services, gives us a significant competitive advantage.

•

Interoperability across Network Generations. Seamless and cost-effective migration of subscribers and services from 2G and 3G networks to 4G LTE networks can be achieved by bridging disparate technologies, while preserving existing investments, through intelligent gateways and interworking software. Our industry standards-based products support fully-integrated legacy interfaces that enable mobile service providers to continue to use much of their existing core network infrastructure, which is the centralized network of switches, routers and application services that deliver consumer services and includes elements such as subscriber databases, billing systems and intelligent network systems, without costly upgrades or replacements. Our ability to interoperate across traditional network boundaries mitigates the cost and complexity of deploying 4G LTE networks and accelerates time-to-market.

•	Technology Team. We believe our management team and the depth and diversity of our engineering and operations talent provide us with a competitive advantage. The extensive domain expertise of our engineering team is derived from its members’ combined experience in different areas of technology, including voice technology, software development, cellular/mobility applications, Internet protocol networking, social networking and communications networks.

Our Strategy

Our goal is to establish our position as the leading global provider of 4G LTE solutions. Key elements of our strategy include:

•

Leverage First-Mover Advantage to Increase Sales to Existing Customers and Grow Our Customer Base. We have the advantage of being a first-mover with our innovative solutions that enable operators to efficiently address network challenges. For example, in August 2012, our solutions supported the launch of the first commercial VoLTE service. We believe that the experience and detailed technical knowledge that our employees obtained during the course of deploying our first-to-market services will be directly applicable to expanding as well as new customer networks with our next-generation solutions. As of June 30, 2014, our products were deployed with carriers having over a billion subscribers, of which approximately 123 million had LTE connections.

•

Extend our Technology Advantage Through Continued Innovation. We will utilize the valuable insight into product and performance requirements that we have gained in our early market achievements in the transition from 2G and 3G to 4G LTE to continue to deliver market-leading solutions and features focused on 4G LTE services, including a full suite of integrated mobile communications that can be deployed through a cloud-based implementation.

•

Simplify Mobile Service Providers’ Transition to 4G LTE. Our solutions give mobile service providers the ability to deliver next-generation services over existing networks, which positions them to cost-effectively optimize the useful lives of their existing networks. Mobile service providers can then focus their investments on a seamless, cost-effective path from existing 2G and 3G networks to next-generation 4G LTE networks. We intend to continue delivering solutions that use existing 2G and 3G networks today, and then cost-effectively transition mobile service providers to 4G LTE networks in the future.

•

Leverage Virtualization Technology to Enable Cloud Computing and Service Deployment Flexibility. We believe that virtualization technology can be leveraged to build 4G LTE core networks on standard cloud computing platforms, significantly lowering the cost for network infrastructure equipment. As many of the largest mobile service providers pursue strategies to implement their own private cloud infrastructures, we intend to continue pioneering solutions for virtualized cloud-based environments. Virtualization also enables an ideal approach to providing hosted services, which we can deliver for both small and large mobile service providers.

•

Selectively Pursue Strategic Partnerships and Acquisitions. We intend to continue to expand our product and technology portfolio and channel presence through opportunistic partnerships, business acquisitions and intellectual property transactions. For example, we recently announced a partnership with Ulticom to deploy our diameter routing agent solution in two western European networks of a top five global mobile service provider. In addition, we acquired Airwide Solutions in May 2011 to strengthen our mobile messaging solutions portfolio and expand our global market presence with additional locations in Europe, the Middle East and Africa (EMEA) and the Asia-Pacific region, in addition to significantly expanding our employee and talent base.

•

Expand into Adjacent Market Segments. As access networks converge towards all-IP, mobile service providers with solutions across wireless, wireline and enterprise see an opportunity for significant savings by consolidating infrastructure equipment into a single converged 4G LTE network. With our expertise and first-mover advantage in VoLTE and RCS, we intend to provide converged solutions for adjacent market segments such as residential wireline, mobile center office exchange service (centrex) and enterprise.

•

Expand Our Global Footprint to Increase Sales Internationally. We intend to expand our presence in Asia and Latin America as 4G LTE adoption grows in those markets. We have recently won some reference customers in Asia and we intend to leverage this momentum and our track record of successfully deploying solutions with service providers in key developed markets to expand into emerging markets.

Risks Affecting Our Business

Our business is subject to a number of risks that you should consider before making a decision to invest in our common stock. These risks are discussed more fully in the “Risk Factors” section of this prospectus. These risks include, but are not limited to, the following:

•

we have incurred significant losses in each year since inception, we expect to continue to incur significant product development, sales and marketing, administrative and other expenses, and we cannot assure you that we will become or remain profitable;

•

our future operating results are substantially dependent on the speed of adoption of 4G LTE technology and mobile service providers’ investment in rich communications solutions, and our operating results could be adversely affected if the market for our solutions does not develop as we anticipate;

•

a number of our current or potential competitors have longer operating histories, greater brand recognition, larger product and customer bases and significantly greater resources than we do and we may lack sufficient financial or other resources to maintain or improve our competitive position;

•

our operating results may fluctuate materially from quarter to quarter due to the long, variable and unpredictable sales and deployment cycles for our products, due to revenue recognition policies or due to other factors that are outside of our control;

•

intellectual property infringement claims are common in our industry and third parties, including competitors, could assert infringement claims against us or we may be obligated to indemnify our customers for expenses and liabilities resulting from infringement claims related to our solutions;

•	we may be unable to adequately protect our intellectual property rights, which could harm our competitive position; and

•	we depend upon a limited number of customers and a limited number of products for a substantial portion of our revenues.

Corporate Information

Our company was originally formed as a Texas limited liability company in April 2005. We converted to a corporation in August 2005, and we changed our jurisdiction of incorporation to Delaware in March 2006. Our principal executive office is located at 1700 International Parkway, Suite 200, Richardson, TX 75081 and our telephone number is (469) 916-4393. Our website address is http://www.mavenir.com. The information contained in or accessible from our website is not incorporated into this prospectus, and you should not consider it part of this prospectus.

The “Mavenir Systems®” name, the “mOne®” name, the “Airwide®” name, the “AirMessenger®” name, the “Mavenir™” name, the “mStore™” name, the “mCloud™” name, “Transforming Mobile Networks™” and related images, logos and symbols appearing in this prospectus are our properties, trademarks and service marks. Other marks appearing in this prospectus are the property of their respective owners.

SUMMARY OF THE OFFERING

Shares of common stock offered by us	4,090,000 shares.

Shares of our common stock outstanding after this offering	28,749,338 shares (assuming no exercise of the underwriters’ option to purchase additional shares).

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to 613,500 additional shares of our common stock.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering costs payable by us, will be approximately $41.7 million, or approximately $48.1 million if the underwriters exercise in full their option to purchase additional shares. We intend to use the net proceeds of this offering for working capital and other general corporate purposes, which may include financing growth (including payment of increased levels of expenditures), developing new products and funding capital expenditures, acquisitions and investments. See “Use of Proceeds.”

Dividend policy	We do not anticipate paying any cash dividends on our common stock for the foreseeable future. In addition, the terms of our loan and security agreement currently restrict our ability to pay dividends. See “Dividend Policy.”

NYSE ticker symbol	“MVNR”

Risk Factors	Investment in our common stock involves substantial risks. You should read this prospectus and the documents incorporated by reference herein carefully, including the section entitled “Risk Factors” in this prospectus and the consolidated financial statements and the related notes to those statements incorporated by reference in in this prospectus, before investing in our common stock.

The number of shares of common stock outstanding after this offering is based on 24,659,338 shares of our common stock outstanding as of June 30, 2014. The number of shares of common stock outstanding after this offering excludes the following:

•	4,040,897 shares of common stock issuable upon the exercise of options outstanding at June 30, 2014 at a weighted-average exercise price of $7.72 per share;

•

1,023,550 shares of common stock reserved as of June 30, 2014 for future issuance under our 2013 Equity Incentive Plan, as described in the section of this prospectus titled “Executive Compensation — Benefit Plans — 2013 Equity Incentive Plan”; and

•

482,143 additional shares of common stock reserved for future issuance under our 2013 Employee Stock Purchase Plan, subject to adjustment as described in the section of this prospectus titled “Executive Compensation — Benefit Plans — 2013 Employee Stock Purchase Plan.”

Except as otherwise noted, all information in this prospectus assumes no exercise of the underwriters’ option to purchase additional shares.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following tables summarize the consolidated financial and operating data for the periods indicated. The summary consolidated statement of operations data for the six months ended June 30, 2014 and 2013 and the summary consolidated balance sheet data as of June 30, 2014 have been derived from our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the three months ended June 30, 2014 and incorporated by reference into this prospectus. The summary consolidated statement of operations data for the years ended December 31, 2013, 2012 and 2011 and the summary consolidated balance sheet data as of December 31, 2013 and 2012 have been derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2013 and incorporated by reference into this prospectus. The summary consolidated balance sheet data as of December 31, 2011 have been derived from our audited consolidated financial statements, which are not included or incorporated by reference into this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The summary consolidated financial information reflects a 7-for-1 reverse stock split of our common stock effected on November 1, 2013.

The summary financial information below should be read in conjunction with the information contained in “Selected Historical Consolidated Financial and Operating Information” in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and notes thereto, included in our Annual Report on Form 10-K for the year ended December 31, 2013 and our Quarterly Report on Form 10-Q for the three months ended June 30, 2014, which are incorporated by reference into this prospectus, and other financial information included elsewhere in this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2011(2)(3)
	(unaudited)				(as adjusted)
	(in thousands, except per share amounts)

Consolidated Statement of Operations Data:
Total revenue	$62,016	$48,190	$101,308	$73,840	$48,184
Cost of revenue	27,552	20,241	45,173	30,459	30,784

Gross profit	34,464	27,949	56,135	43,381	17,400
Total operating expenses	38,916	30,515	63,843	57,944	37,905

Operating loss	(4,452)	(2,566)	(7,708)	(14,563)	(20,505)
Interest income	(61)	(8)	—	—	—
Net interest expense	1,208	1,115	3,185	383	61
Loss on early extinguishment of debt	1,783	—	—	—	—
Foreign exchange (gain) loss	54	2,644	1,901	(529)	1,182

Loss before income tax expense	(7,436)	(6,317)	(12,794)	(14,417)	(21,748)
Income tax expense	500	1,618	2,496	1,152	1,330

Net loss	$(7,936)	$(7,935)	$(15,290)	$(15,569)	$(23,078)

Net loss per share attributable to common shareholders (basic and diluted)	$(0.33)	$(5.93)	$(3.57)	$(12.09)	$(19.96)
Weighted average common shares outstanding (basic and diluted)	23,800	1,339	4,278	1,288	1,156

As adjusted net loss per share(1)		$(0.45)	$(0.82)	$(0.88)	$(1.31)
As adjusted weighted-average shares outstanding used to compute net loss per share(1)		17,792	18,537	17,740	17,608

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2011(2)(3)
	(unaudited)				(as adjusted)
	(in thousands, except per share amounts)
Non-GAAP Financial Measures(4):
Non-GAAP gross profit	$35,150	$28,191	$56,914	$44,448	$20,292
Non-GAAP operating expenses	35,278	28,663	58,986	54,672	36,413
Non-GAAP operating loss	(128)	(472)	(2,072)	(10,224)	(16,121)
Non-GAAP net loss	(2,061)	(3,197)	(7,753)	(11,759)	(17,512)
Non-GAAP net loss per share	(0.09)	(0.18)	(0.42)	(0.66)	(0.99)

(1)	As adjusted amounts give effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into 16,452,467 shares of our common stock immediately prior to the completion of our November 2013 initial public offering.
(2)	On May 27, 2011, we acquired all of the outstanding capital stock of Airwide Solutions, Inc. The results of operations and financial condition of Airwide are included from the acquisition date of May 27, 2011.
(3)	Total revenue for the year ended December 31, 2011 has been decreased by $1.3 million, from the previously reported amount of $49.5 million, to recognize the fair value ascribed to performance-based warrants issued to a channel partner in 2008. These warrants were earned in 2011, upon achievement of the performance milestone, and exercised in April of 2014. We assessed the materiality of this error in accordance with the SEC guidance on considering the effects of prior period misstatements based on an analysis of quantitative and qualitative factors. Based on this analysis, we determined that the error was immaterial to the prior reporting periods affected and, therefore, amendments of reports previously filed with the SEC were not required. See Note 1 to the condensed financial statements in our Quarterly Report on Form 10-Q for the three months ended June 30, 2014 for more information.
(4)	We use certain non-GAAP financial measures when planning, monitoring, and evaluating our performance. We consider these non-GAAP financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period by excluding potential differences caused by variations in capital structures, tax position, depreciation, amortization, stock-based compensation expense and certain other expenses. While we believe that these non-GAAP financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for revenue recognized in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate such measures differently, which reduces its usefulness as a comparative measure. For more information regarding these non-GAAP measures and a reconciliation of such measures to comparable GAAP measures, please see footnote (4) to the financial statements presented in “Selected Historical Consolidated Financial and Operating Information.”

Consolidated Balance Sheet Data:

	As of June 30,	As of December 31,
	2014	2013	2012	2011(1)
	(unaudited)
	(in thousands)

Cash and cash equivalents	$24,772	$38,930	$7,402	$19,466
Working capital	52,305	58,179	16,281	18,781
Total assets	94,162	106,599	60,481	60,387
Long-term debt, net of current portion	23,365	23,423	14,700	—
Total liabilities	55,517	62,568	48,718	34,131
Total liabilities and shareholders’ equity	94,162	106,599	60,481	60,387

(1)	Total revenue for the year ended December 31, 2011 has been decreased by $1.3 million, from the previously reported amount of $49.5 million, to recognize the fair value ascribed to performance-based warrants issued to a channel partner in 2008. These warrants were earned in 2011, upon achievement of the performance milestone, and exercised in April of 2014. As a result of this adjustment, accumulated deficit increased by $1.3 million, with an offsetting increase in additional-paid-in capital of $1.3 million, as of December 31, 2011, 2012 and 2013. See Note 1 to the consolidated financial statements in our Quarterly Report on Form 10-Q for the three months ended June 30, 2014 for further discussion regarding these revisions of prior period financial statements and out-of-period adjustments.

RISK FACTORS

We operate in a dynamic and rapidly changing business environment that involves multiple risks and substantial uncertainty. Any investment in our common stock involves risk. You should carefully consider the risks and uncertainties described below and all information contained or incorporated by reference in this prospectus, including our consolidated financial statements and the related notes thereto, before you decide whether to purchase our common stock. If any of the following risks or uncertainties actually occurs, our business, financial condition, results of operations, cash flows and prospects would likely suffer, possibly materially. In addition, the trading price of our common stock could decline due to any of these risks or uncertainties, and you may lose part or all of your investment.

Risks Related to Our Business and Our Industry

We have incurred net losses in the past and may not be able to achieve or sustain profitability in the future.

We have incurred significant losses in each year since inception, including net losses of $(15.3) million, $(15.6) million and $(23.1) million in 2013, 2012 and 2011, respectively, and net losses of $(7.9) million in the six months ended June 30, 2014. As a result of ongoing net losses, we had an accumulated deficit of $(120.1) million at June 30, 2014. We expect to continue to incur significant product development, sales and marketing, administrative and other expenses. We have only a limited operating history on which you can base your evaluation of our business and our ability to increase our revenue. We commenced operations in 2005 and began product sales in 2007. We will need to generate significant additional revenue to achieve and maintain profitability, and even if we achieve profitability, we cannot be sure that we will remain profitable for any substantial period of time. To the extent we are unable to become or remain profitable, the market price of our common stock will probably decline.

Our future revenue growth is substantially dependent upon the speed of adoption of 4G LTE technology by mobile service providers.

While we derive, and expect to continue to derive, a substantial portion of our revenue from our messaging solutions, we expect our future revenue growth to be driven largely by sales of our Internet protocol (IP)-based voice, video, rich communications and enhanced messaging services, which collectively represent our 4G LTE solutions. IP-based communication services and 4G LTE technology represent new, data-packet-based mobile communications technologies, and their deployment is still in its early stages. Our 4G LTE solutions are dependent upon the use of 4G LTE technology because these solutions are high-bandwidth data applications that require the high-bandwidth access networking provided by 4G LTE technology.

Mobile service providers may delay implementation of 4G LTE technology for one or a number of reasons, including that they may not perceive an immediate need for improved quality, they may not know about the potential benefits that 4G LTE technology may provide or their subscribers may not be willing or able to pay for any increased costs that result from the implementation of 4G LTE technology. As a result, if 4G LTE technology is adopted more slowly than we expect, our future revenue growth will be materially and adversely affected.

Our revenue growth will be limited if mobile service providers choose the 4G LTE solutions of our competitors over ours, or if 4G LTE products and solutions do not achieve and sustain high levels of demand and market acceptance.

Our future revenue growth depends on mobile service providers choosing our 4G LTE solutions over those of our competitors. Additionally, the market for 4G LTE products and solutions is relatively new and still evolving, and it is uncertain whether these products and solutions will achieve and sustain high levels of demand and market acceptance. Even if mobile service providers perceive the benefits of 4G LTE products and solutions, they may not select our 4G LTE solutions for implementation and may instead choose our competitors’ solutions or wait for the introduction of other solutions and technologies that might serve as a replacement or substitute for, or represent an improvement over, our 4G LTE solutions, which would significantly and adversely affect our operating results.

Our future success depends significantly on our ability to sell our solutions to mobile service providers operating wireless networks that serve large numbers of subscribers.

Our future success depends significantly on our ability to sell our solutions to mobile service providers operating wireless networks that serve large numbers of subscribers and transport high volumes of traffic. The mobile communications services industry historically has been concentrated among a relatively small number of providers. For example, as of March 2014, the largest twenty mobile service providers in the world, as measured by number of mobile device connections, accounted for approximately 51% of total mobile device connections globally. Twelve of these largest twenty mobile service providers are already our customers. Because the twenty largest mobile service providers continue to constitute a significant portion of the market for mobile communications equipment, our success depends significantly on our ability to sell solutions to them. Additionally, if we fail to expand our customer base to include additional customers that deploy our solutions in large-scale networks serving significant numbers of subscribers, our revenue growth will be limited.

Our future software products and maintenance revenue and our revenue growth depend significantly on the success of our efforts to sell additional solutions and maintenance services to our existing mobile service provider customers.

Our business strategy and our plan to achieve profitability depend significantly on our sales of additional solutions to our existing mobile service provider customers. In addition, our solutions are generally accompanied by right-to-use licenses under which we receive periodic payments based upon the numbers of subscribers to such services from time to time. Therefore, our growth will also depend on our customers’ expanded use of our solutions over greater numbers of subscribers over time. Mobile service providers may choose not to purchase additional solutions from us or may choose not to expand their use of, or not to purchase continued maintenance and support for, our solutions, or might delay additional purchases that we may expect. These events could occur for a number of reasons, including because our mobile service provider customers are not experiencing sufficient subscriber demand for the services that our solutions enable, or because mobile service providers choose solutions other than ours. If we are not successful in selling new and additional solutions to our existing mobile service provider customers or if those customers do not elect to expand their use of our solutions over additional subscribers in their networks, our revenue could grow at a slow rate or decrease and we may not achieve or maintain profitability.

Our success depends in large part on mobile service providers’ continued deployment of, and investment in, modern telephony equipment and rich communications solutions.

A significant portion of our product and solution suite is dedicated to enabling mobile service providers to deliver voice and multimedia services over newer and faster IP-based broadband networks. As a result, our success depends significantly on these mobile service providers’ continued deployment of, and investment in, their IP-based networks. Mobile service providers’ deployment of IP-based networks and their migration of communications services from existing circuit-based 2G and 3G networks to IP-based networks is still in its early stages. These mobile service providers’ continued deployment of, and investment in, IP-based networks and rich communications solutions depends on a number of factors outside of our control. These factors include capital constraints, the presence of available capacity on legacy networks, perceived subscriber demand for rich communications solutions, competitive conditions within the telecommunications industry and regulatory issues. If mobile service providers do not continue deploying and investing in their IP-based networks, for these or other reasons, our operating results will be materially and adversely affected.

Most of our competitors have longer operating histories, greater brand recognition, larger product and customer bases and significantly greater resources (financial, technical, sales, marketing and other) than we do, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

Our principal competitors include major network infrastructure providers such as Alcatel-Lucent, Ericsson, Huawei, Nokia Solutions and Networks, Samsung Electronics and ZTE Corporation as well as specialty solutions providers such as Acision, Acme Packet (recently acquired by Oracle), Broadsoft, Comverse, Metaswitch and

Sonus Networks. Our brand is not currently as well-known as those of our larger and more established competitors. In addition, many of our competitors have significantly broader product bases and intellectual property portfolios, as well as significantly greater financial, technical, sales, marketing and other resources than we do. They therefore may be better positioned to acquire and offer complementary solutions and technologies. As a result, potential customers may prefer to purchase products or solutions from their existing suppliers or one of our larger competitors. In addition, larger competitors may have more flexibility to agree to financial terms that we are unable to agree to by virtue of our more limited financial resources. We expect increased competition from other established and emerging companies if our market continues to develop and expand. As we enter new markets, we expect to face competition from incumbent and new market participants.

In addition, some of our competitors have made acquisitions or entered into partnerships or other strategic relationships with one another to offer a more comprehensive solution than they had offered individually. This consolidation may continue as companies attempt to strengthen or maintain their market positions in an evolving industry and as companies enter into partnerships or are acquired. The competitors resulting from these possible consolidations may develop more compelling product or solution offerings and be able to offer greater pricing flexibility, making it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology, support capacity or product functionality. Industry consolidation may adversely impact perceptions of the viability of smaller and even medium-sized technology companies and, consequently, willingness of mobile service providers to purchase from such companies. These pricing pressures and competition from more comprehensive solutions could impair our ability to sell our solutions, which could negatively affect our revenues and results of operations.

We depend on a limited number of mobile service provider customers for a substantial portion of our revenue in any fiscal period, and the loss of, or a significant shortfall in orders from, key customers could significantly reduce our revenue.

We derive a substantial portion of our total revenue in any fiscal period from a limited number of mobile service provider customers as a result of the relatively concentrated nature of our target market and the relatively early stage of our development. During any given fiscal period, a small number of customers may account for a significant percentage of our revenue. For example, four of our end customers (AT&T, Deutsche Telekom, T-Mobile USA and Vodafone) together accounted for 62% of our total revenue for the six months ended June 30, 2014; four of our end customers (AT&T, Deutsche Telekom, T-Mobile USA and Vodafone) together accounted for approximately 58% of our total revenue for the year ended December 31, 2013; four of our end customers (AT&T, MetroPCS, now part of T-Mobile, T-Mobile USA and Vodafone) together accounted for approximately 55% of our total revenue in 2012 and three of our end customers (T-Mobile USA, AT&T and Vodafone) together accounted for approximately 50% of our total revenue in 2011. Generally, we do not have and we do not enter into multi-year purchase contracts with our customers, nor do we have contractual arrangements to ensure future sales of our solutions to our existing customers. Our inability to generate anticipated revenue from our key existing or targeted customers, or a significant shortfall in sales to them, would significantly reduce our revenue and adversely affect our business. Our operating results in the foreseeable future will continue to depend on our ability to effect sales to existing and other large mobile service provider customers. For more information about our existing customer base, please see “Our Business — Customers.”

Our large mobile service provider customers have substantial negotiating leverage, which may require that we agree to terms and conditions that could result in increased cost of sales, decreased revenues or delayed recognition of revenues and could adversely affect our operating results.

Many of our customers are large mobile service providers that have substantial purchasing power and leverage in negotiating contractual arrangements with us, including pricing terms. Any of our present or future mobile service provider customers may require us to develop additional features and may impose penalties or seek damages relating to product, service or support performance issues, such as delivery, installation, warranty, outages and response time. As we seek to sell more solutions to these mobile service providers, we may be required to agree to additional performance-based terms and conditions, which may increase cost of sales, affect the timing of revenue recognition and may adversely affect our operating results.

We rely significantly on channel partners to sell our solutions in domestic and international markets, and if we are unable to maintain successful relationships with them, our business, operating results, liquidity and financial condition could be harmed.

We sell our solutions to mobile service providers both directly and, particularly in international markets, indirectly through channel partners such as telecommunications equipment vendors, value-added resellers and other resellers. We believe that establishing and maintaining successful relationships with these channel partners contributes, and will continue to contribute, to our success, but there can be no guarantee that any such relationships will continue. For example, our contract with Cisco Systems, currently our most significant channel partner in terms of revenue, may be terminated by Cisco with advance notice prior to the end of each automatically renewable one-year term, and we cannot be certain that Cisco will choose not to terminate this contract. Notwithstanding any such decision by Cisco, under our contract with Cisco we would have continuing fulfillment, maintenance and support obligations with respect to any ongoing end-user projects, and we must offer maintenance and support services to Cisco for all of our products already deployed by Cisco at the time of expiration or termination for at least five years from the last commercial sale of our products by Cisco prior to such expiration or termination. For more information about our contract with Cisco Systems, please see “Certain Relationships and Related Person Transactions — Reseller OEM Agreement with Cisco Systems” elsewhere in this prospectus.

Recruiting and retaining qualified channel partners and training them in our technology and solutions offerings require significant time and resources. To develop and expand our channels, we must continue to scale and improve our processes and procedures that support our channels, including investment in systems and training.

In addition, existing and future channel partners will only partner with us if we are able to provide them with competitive solutions on terms that are acceptable to them. If we fail to maintain the quality of our solutions or to update and enhance them, existing and future channel partners may elect to partner with one or more of our competitors. If we are unable to reach agreements that are beneficial to both parties, then our channel partner relationships will not succeed.

The reduction in or loss of sales by these channel partners could materially reduce our revenue, either temporarily or permanently. For example, our reseller agreement with Cisco, our most significant sales channel by revenue, accounted for approximately 31% of our total revenue for the six months ended June 30, 2014 and 37%, 35% and 47% of our total revenue for the years ended December 31, 2013, 2012 and 2011, respectively. We cannot assure you that our channel partners will continue to cooperate with us when our reseller agreements expire or are up for renewal. If we fail to maintain successful relationships with our channel partners, fail to develop new relationships with other channel partners in new markets, fail to manage, train or incentivize existing channel partners effectively, fail to provide channel partners with competitive solutions on terms acceptable to them, or if these partners are not successful in their sales efforts, our revenue may decrease and our operating results could suffer.

Our channel partners may offer their customers the products of several different companies, including those of our competitors. Our channel partners generally do not have an exclusive relationship with us; thus, we cannot be certain that they will prioritize or provide adequate resources for selling our solutions. Divergence in strategy or contract defaults by any of these channel partners may harm our ability to develop, market, sell or support our solutions. Furthermore, some of our competitors may have stronger relationships with our channel partners than we do, and we have limited control, if any, as to whether those partners resell our solutions, rather than our competitors’ products or solutions, or whether they devote resources to market and support our products or solutions rather than those of our competitors. Our failure to establish and maintain successful relationships with channel partners could materially and adversely affect our business, operating results, liquidity and financial condition.

The long and variable sales and deployment cycles for our solutions may cause our operating results to vary materially from quarter to quarter, which may negatively affect our operating results, and potentially our stock price, for any given quarter.

Our solutions have lengthy sales cycles, which typically extend from six to eighteen months. A mobile service provider’s decision to purchase our solutions often involves a significant commitment of its resources after an evaluation, qualification and competitive bid process with an unpredictable length. The length of our sales cycles also varies depending on the type of mobile service provider to which we are selling, the solution being sold and the type of network in which our product will be utilized. We may incur substantial sales, marketing and technical expenses and expend significant management effort during this time, regardless of whether we make a sale.

Even after making the decision to purchase our products, our mobile service provider customers may deploy our products slowly. Timing of deployment can vary widely among mobile service providers. The length of a mobile service provider’s deployment period may directly affect the timing of any subsequent purchase of additional solutions by that mobile service provider. In addition, in some situations we recognize revenue only upon the final acceptance of our solution by a customer, so the timing of purchase and deployment by our customers can significantly affect our operating results for a fiscal period.

As a result of the lengthy and uncertain sales and deployment cycles for our solutions, it is difficult for us to predict the quarter in which our mobile service provider customers may purchase additional solutions or features from us or in which we may recognize revenues. Therefore, our operating results may vary significantly from quarter to quarter, which may negatively affect our operating results, and potentially our stock price, for any given quarter.

As a further result of these lengthy sales cycles, we may accept terms or conditions that negatively affect pricing or payment in order to consummate a sale. Doing so can negatively affect our gross margin and results of operations. Alternatively, if mobile service providers ultimately insist upon terms and conditions that we deem too onerous or not to be commercially prudent, we may decline, and thus incur substantial expenses and devote time and resources to potential relationships that never result in completed sales or revenue. If this were to happen often, it would have a material adverse impact on our results of operations.

Our quarterly revenue and operating results are unpredictable and may fluctuate significantly from quarter to quarter due to factors outside our control, which could adversely affect our business, consolidated financial statements and the trading price of our common stock.

Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control and any of which may cause our stock price to fluctuate. Generally, purchases by mobile service providers of telecommunications solutions from software-based network solutions providers have been unpredictable and clustered, rather than steady, as the various mobile service providers build out their networks according to their own timing, resources and surrounding circumstances. The primary factors that may affect our revenues and operating results include, but are not limited to, the following:

•	fluctuations in demand for our 4G LTE solutions, our messaging solutions or our services, and the timing and size of customer orders;

•	length and variability of the sales cycle for our solutions;

•	competitive conditions in our markets, including the effects of new entrants, consolidation, technological innovation and substantial price discounting;

•	new solution announcements, introductions and enhancements by us or our competitors, which could result in deferrals of customer orders;

•	market acceptance of new solutions and solution enhancements that we offer and our services;

•	the mix of solution configurations sold;

•	the quality and degree of execution of our business strategy and operating plan, and the effectiveness of our sales and marketing programs;

•	our ability to develop, introduce, ship and successfully deliver new solutions and solution enhancements that meet customer requirements in a timely manner;

•	our ability to provide customer support solutions in a timely manner;

•	our ability to meet mobile service providers’ solution installation and acceptance deadlines;

•	our ability to attain and maintain production volumes and quality levels for our solutions;

•	cancellation or deferral of existing customer orders or the renegotiation of existing contractual commitments;

•	changes in our pricing policies, the pricing policies of our competitors and the prices of the components of our solutions;

•

timing of revenue recognition and the application of complex revenue recognition accounting rules to our customer arrangements, including rules requiring that we estimate percentage of completion of a contract, the amount of time required to complete a contract and whether or not we expect to incur a loss on a contract;

•	consolidation within the telecommunications industry, including acquisitions of or by our mobile service provider customers;

•	general economic conditions in our markets, both domestic and international, as well as the level and pace of discretionary IT spending by businesses and of service choices by individual consumers;

•	fluctuations in foreign exchange rates;

•	variability and unpredictability in the rate of growth in the markets in which we compete;

•	costs related to acquisitions; and

•	corporate restructurings.

As with other software-based network solutions providers, we typically recognize a portion of our revenue in a given quarter from sales booked and shipped in the last weeks of that quarter. As a result, delays in customer orders may result in delays in shipments and recognition of revenue beyond the end of a given quarter. Additionally, as discussed elsewhere in this section, it can be difficult for us to predict the timing of receipt of major customer orders, and we are unable to control timing decisions made by our customers. As a result, our quarterly operating results are difficult to predict even in the near term and a delay in an anticipated sale past the end of a particular quarter may negatively impact our results of operations for that quarter, or in some cases, that year. Therefore, we believe that quarter-to-quarter comparisons of our operating results are a poor indication of our future performance. If our revenue or operating results fall below the expectations of investors or securities analysts or below any guidance we may provide to the market, the price of our common stock could decline substantially. Such a stock price decline could also occur when we have met our publicly stated revenue or operating results guidance.

A significant portion of our operating expenses is fixed in the short term. If revenues for a particular quarter are below expectations, we would likely be unable to reduce costs and expenses proportionally for that quarter. Any such revenue shortfall would, therefore, have a significant effect on our operating results for that quarter.

Consolidation in the communications industry can reduce the number of mobile service provider customers and adversely affect our business.

Historically, the communications industry has experienced, and it may continue to experience, consolidation and an increased formation of alliances among mobile service providers and between mobile service providers and other entities. For instance, in May 2013, two mobile service provider customers that have been significant customers of ours at certain times in the past, MetroPCS and T-Mobile USA, completed a merger transaction. MetroPCS and T-Mobile USA collectively accounted for approximately 20% of our revenue for the year ended December 31, 2013. As a result of the merger of T-Mobile USA and MetroPCS, or should one of our other significant mobile service provider customers consolidate or enter into an alliance with another customer, it is possible that the combined entity could reduce capital expenditures on technology that requires our solutions. It is also possible that such combined entity could decide to either use a different supplier or to renegotiate its supply and service arrangements with us. These consolidations or alliances may cause us to lose customers or require us to reduce prices as a result of enhanced customer leverage, which could have a material adverse effect on our business. We may not be able to offset the effects of any price reductions. We may not be able to expand our customer base to make up any revenue declines if we lose customers or business.

The quality of our support and services offerings is important to our mobile service provider customers, and if we fail to offer high quality support and services, mobile service providers may not buy our solutions and our revenue may decline.

Once our solutions are deployed within our mobile service provider customers’ networks, the customers generally depend on our support organization to resolve issues relating to those solutions. A high level of support is critical for the successful marketing and sale of our solutions. If we are unable to provide the necessary level of support and service to our customers, we could experience:

•	a loss of customers and market share;

•	a failure to attract new customers, including in new geographic regions;

•	increased service, support and warranty costs and a diversion of development resources; and

•	network performance penalties, including liquidated damages for periods of time that our customers’ networks are inoperable.

Any of the above results would likely have a material adverse impact on our business, revenue, results of operations, financial condition, liquidity and reputation.

Our business is dependent on our ability to maintain and scale our resources, and any significant disruption in our service and support could damage our reputation, result in a potential loss of customers and adversely affect our financial results.

Our reputation and ability to attract, retain and serve our mobile service provider customers is dependent upon the reliable performance of our service and support and our underlying technical infrastructure. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. If our services and/or support are unavailable when our customers attempt to access them, mobile service providers may not continue to purchase our services and support or our solutions as often in the future, or at all. In addition, customers of ours may seek a refund for solutions purchased under warranty.

As our customer base continues to grow, we will need an increasing amount of technical infrastructure, including human resources, to continue to satisfy the needs of our mobile service provider customers. It is possible that we may fail to effectively scale and grow our technical infrastructure to accommodate these increased demands. In addition, our business is subject to interruptions, delays or failures resulting from earthquakes, other natural disasters, terrorism or other catastrophic events.

We might require additional capital to support business growth, and this capital might not be available on terms favorable to us or at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new solutions or enhance our existing solutions and platform, upgrade our operating infrastructure and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing obtained by us in the future would likely be senior to our common stock, would likely cause us to incur interest expenses and could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may increase our expenses, make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may also be required to secure any such debt obligations with some or all of our assets. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. It is also possible that we may allocate significant amounts of capital toward solutions or technologies for which market demand is lower than anticipated and, as a result, abandon such efforts. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, or if we expend capital on projects that are not successful, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, or we may be required to reduce the scale of our operations. Any of these negative developments could have a material adverse effect on our business, operating results, liquidity, financial condition and common stock price.

If we lose members of our senior management or development team or are unable to recruit and retain key employees on a cost-effective basis, we may not be able to successfully grow our business.

Our success is substantially dependent upon the performance of our senior management and other key technical and development personnel. The loss of the services of one or more of these members of our team may significantly delay or prevent our development of successful solutions and the achievement of our business objectives. Our future success will also depend on our ability to attract, retain and motivate skilled personnel in the United States and internationally. Experienced management and technical, sales, marketing and support personnel in the telecom industry are in high demand, and competition for their talents is intense. We may not be successful in attracting and retaining such personnel on a timely basis, on competitive terms, or at all. The loss of, or the inability to recruit and retain, such employees could have a material adverse effect on our business.

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively and develop and implement appropriate control systems, our business and financial performance may suffer.

We have substantially expanded our overall business, number of customers, headcount and operations in recent periods. We increased our number of full-time equivalent employees from approximately 150 as of January 1, 2010 to approximately 968 as of June 30, 2014. In particular, many members of our senior management and technical teams joined us recently. During this same period, we made investments in our information systems and significantly expanded our operations outside the United States through our acquisition of Airwide Solutions in May 2011. Our expansion has placed, and our expected future growth will continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. Our business model reflects our operation with limited infrastructure, support and administrative headcount, so risks related to managing our growth are particularly salient and we may not have sufficient internal resources to adapt or respond to unexpected challenges. Although we have put certain policies and procedures in place, certain of these policies have recently been adopted or recently changed and we have limited staff responsible for their implementation and enforcement. If we are unable to manage our growth successfully, or if our control systems do not operate effectively, our ability to provide high quality solutions and services could be harmed, which would damage our reputation and brand, and our business and operating results would suffer.

Prolonged negative economic conditions in domestic and global markets may adversely affect us, our suppliers, counterparties and consumers, which could harm our financial position.

As has been widely reported, global credit and financial markets have been experiencing extreme disruptions over the past several years, including severely diminished liquidity and availability of credit, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. Credit and financial markets and confidence in economic conditions might deteriorate further.

Our general business strategy may be adversely affected by the recent economic downturn, the volatile business environment and continued unpredictable and unstable market conditions. In addition, there is a risk that one or more of our current mobile service providers, suppliers or other partners may not continue to operate, which could directly affect our ability to attain our operating goals on schedule and on budget. Any lender that is obligated to provide funding to us under any now existing or future credit agreement may not be able to provide funding in a timely manner, or at all, when we require it. The cost of, or lack of, available credit or equity financing could impact our ability to develop sufficient liquidity to maintain or grow our company, which in turn may adversely affect our business, results of operations, liquidity or financial condition. We also manage cash and cash equivalents and short-term investments through various institutions. There may be a risk of loss on investments based on the volatility of the underlying instruments that will prevent us from recovering the full principal of our investments. These negative changes in domestic and global economic conditions or additional disruptions of either or both of the financial and credit markets may also affect third-party payors and may have a material adverse effect on our stock price, business, results of operations, liquidity and financial condition.

If we undertake business combinations and acquisitions, they may be difficult to close or integrate, or they could disrupt our business, dilute stockholder value or divert management’s attention.

We have completed one business acquisition to date, when we acquired Airwide Solutions in May 2011 for a purchase price of $16.9 million. The primary purpose of the acquisition was to gain access to Airwide Solutions’s international customer base and infrastructure. In the future, we may continue to support our growth through acquisitions of businesses, services or technologies that we perceive to be complementary or otherwise beneficial to us. Future acquisitions involve risks, such as:

•	misjudgment with respect to the value, return on investment or strategic fit of any acquired operations or assets;

•	challenges associated with integrating acquired technologies, operations, financial reporting systems and cultures of acquired companies;

•	exposure to unforeseen liabilities;

•	diversion of management and other resources from day-to-day operations;

•	possible loss of key employees, clients, suppliers and partners;

•	higher than expected transaction costs;

•	potential loss of commercial relationships and customers based on their concerns regarding the acquired business or technologies; and

•	additional dilution to our existing stockholders if we use our common stock as consideration for such acquisitions.

As a result of these risks, we may not be able to achieve the expected benefits of any acquisition. If we are unsuccessful in completing or integrating acquisitions, we may be required to reevaluate our growth strategy and we may incur substantial expenses and devote significant management time and resources in seeking to complete and integrate the acquisitions.

Future business combinations could involve the acquisition of significant intangible assets. We may need to record write-downs from future impairments of identified intangible assets and goodwill. These accounting charges would reduce any future reported earnings or increase a reported loss. In addition, we could use substantial portions of our available cash, including some or substantially all of the proceeds of this offering, to acquire companies or assets. Subject to the provisions of our existing indebtedness, it is possible that we could incur additional debt or issue additional equity securities as consideration for these acquisitions, which could cause our stockholders to suffer significant dilution.

During the audit of our consolidated financial statements for the year ended December 31, 2013, we determined we have a material weakness and significant deficiencies in our internal controls over financial reporting, we have experienced material weaknesses and significant deficiencies in the past and we may experience additional material weaknesses or significant deficiencies in the future or otherwise fail to maintain an effective system of internal controls in the future, and may not be able to accurately report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

As a result of becoming a public company, we will be required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal controls over financial reporting beginning with our Annual Report on Form 10-K for the year ending December 31, 2014. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal controls over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual and interim financial statements will not be detected or prevented on a timely basis.

Prior to the completion of our initial public offering in November 2013, we were a private entity with limited accounting personnel and other supervisory resources to execute accounting processes and address internal controls over financial reporting. In particular, in connection with the audit of our consolidated financial statements for the year ended December 31, 2013, our management and our independent registered public auditors identified a material weakness over the period-end financial close and reporting process, which resulted in the failure to record certain entries and adjustments during the year-end closing process. The material weakness resulted in several adjustments to our consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2013.

Additionally, in connection with the preparation of our financial statements for the three months ended March 31, 2014, we identified a non-cash error originating in 2011. This item would have resulted in a reduction in 2011 revenue of $1.3 million, and a corresponding adjustment to accumulated deficit and additional paid-in capital on our balance sheet. Please see Note 1 of the condensed financial statements in our Quarterly Report on Form 10-Q for the three months ended June 30, 2014 for more information.

Any material weakness, including as described above, could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim combined financial statements that would not be prevented or detected on a timely basis. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the material weaknesses described above or avoid potential future material weaknesses.

We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert that our internal controls over financial reporting are effective. If we are unable to conclude that our internal controls over financial reporting are effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would likely cause the price of our common stock to decline.

After we cease to be an emerging growth company under the federal securities laws, our independent registered auditors will be required to express an opinion on the effectiveness of our internal controls over financial reporting. Until that time, it is possible that a material weakness in internal controls over financial reporting could remain undetected as a result of our exemption from these auditor attestation requirements under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. See “Risks Related to Our Common Stock and this Offering — We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors” elsewhere in this section. If we are unable to confirm that our internal controls over financial reporting are effective, or if our independent registered auditors are unable to express an opinion on the effectiveness of our internal controls over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline.

We expect to incur significant additional costs as a result of being a public company, which may adversely affect our operating results and financial condition.

We expect to incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the Dodd-Frank Wall Street Reform and Consumer Protection Act, the SEC and the national stock exchanges. These rules and regulations are expected to increase our accounting, legal and financial compliance costs as compared to the time prior to the completion of our initial public offering, and to make some activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements and we expect those costs to increase in the future. For example, we will be required to devote significant resources to complete the assessment and documentation of our internal control system and financial process under Section 404 of the Sarbanes-Oxley Act, including an assessment of the design, implementation and operating effectiveness of our information systems associated with our internal controls over financial reporting. We will incur significant costs to remediate any material weaknesses we identify through these efforts. We also expect these rules and regulations to make it more expensive for us to maintain directors’ and officers’ liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as executive officers. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

New laws and regulations, as well as changes to existing laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and rules adopted by the SEC and the national stock exchanges, would likely result in increased costs to us as we respond to their requirements, which may adversely affect our operating results and financial condition.

Changes in effective income tax rates or adverse outcomes resulting from examinations of our tax returns could adversely affect our operating results and financial condition.

Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	any earnings being lower than anticipated in countries where we have lower statutory tax rates and higher than anticipated in countries where we have higher statutory tax rates;

•	changes in the valuation of our deferred tax assets and liabilities;

•	expiration of, or lapses in, the research and development tax credit laws;

•	expiration or non-utilization of net operating losses;

•	foreign withholding taxes for which no benefit is realizable;

•	tax effects of stock-based compensation;

•	costs related to intercompany restructurings;

•	changes in transfer pricing studies; or

•	changes in tax laws, regulations, accounting principles or interpretations thereof.

In addition, in the ordinary course of business we are subject to routine examinations of our income tax returns by federal, state and non-U.S. tax authorities regarding the amount of taxes due. An unfavorable outcome from one of these examinations may result in additional tax liabilities or other adjustments to our historical results.

Despite our current intentions not to do so, at some point we may determine that it is advisable from time to time to repatriate earnings from non-U.S. subsidiaries under circumstances that could give rise to the imposition of potentially significant withholding taxes by the jurisdictions in which such amounts were earned and substantial tax liabilities in the United States. In addition, we may not receive the benefit of any offsetting tax credits, which also could adversely impact our effective tax rate. As of June 30, 2014 our non-U.S. subsidiaries held undistributed earnings of $12.0 million, for which we have not accrued a provision for income taxes because those earnings are expected to be reinvested indefinitely.

Although we believe our tax estimates are reasonable, our ultimate tax liabilities may materially differ from the tax amounts recorded in our consolidated financial statements and may materially affect our income tax provision, net income or cash flows in the period or periods for which such determination is made.

We may be unable to utilize our net operating loss and/or our research tax credit carryforwards, which could adversely affect our operating results.

At December 31, 2013, we had U.S. federal net operating loss carryforwards of approximately $91.5 million. These losses expire in various years between 2019 and 2033, and are subject to limitations on their utilization to the extent of future taxable income. At December 31, 2013, we had total foreign net operating loss carryforwards of approximately $16.3 million. Of these foreign net operating losses, $12.5 million are not currently subject to expiration dates. The remaining $3.8 million, expires beginning in 2014 through 2022. These federal and foreign losses remain after reducing approximately $8.4 million and $40.4 million, respectively, due to their unavailability resulting from change in control rules regarding the post-acquisition utilization of pre-acquisition losses related to the acquisition of the Airwide Solutions group of companies. We had a full valuation allowance against these net operating losses. The reduction of the net operating losses resulted in the release of the valuation allowance associated with the losses. Therefore, the reduction of the net operating losses did not result in a charge to income tax expense. In addition, we have research and development tax credits carried forward of $1.2 million and $2.3 million which can be used to reduce U.S. federal tax and Canadian federal tax, respectively. These tax credits expire between 2024 and 2033. We have recorded a full valuation allowance on all federal and foreign jurisdictions for the net deferred tax assets at December 31, 2013 and 2012 due to the uncertainty of future operating results. The valuation allowance will be reduced at such time as management is able to determine that the realization of the deferred tax assets is more likely than not to occur. We released the valuation allowance on the net deferred tax assets associated with the State of Texas. It is foreseeable that Texas-sourced gross margin will continue to be generated in a manner that allows full realization of the applicable deferred tax assets and thus a net deferred tax asset of $50,000 was recorded for the period ended December 31, 2013.

Realization of these net operating loss and research tax credit carryforwards depends on many factors, including our future income. There is a risk that, due to regulatory changes or unforeseen reasons, our existing carryforwards could expire or otherwise be unavailable to offset future income tax liabilities, which would adversely affect our operating results. In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income may be limited. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards or other pre-change tax attributes to offset United States federal and state taxable income may be subject to limitations.

Public scrutiny of data privacy issues, worldwide or in particular countries or markets, may result in increased regulation and different industry standards, which could require us to incur significant expenses in order to comply or support compliance with such regulations or deter or prevent us from providing our solutions or services to our mobile service provider customers, thereby harming our business.

As part of our business, we supply and support telecommunications equipment as part of mobile service provider networks that collect and store personal information. We expect that collection and storage of personal information to increase, primarily in connection with increased use of mobile data access. The regulatory framework for privacy issues worldwide is currently uncertain and is likely to remain so for the foreseeable future. We or our mobile service provider customers may also face additional privacy issues as we or they expand in international markets, as many nations have privacy protections more stringent than those in the United States. For example, the European Union is in the process of proposing reforms to its existing data protection legal framework, which may result in a greater compliance burden for mobile service providers with subscribers in Europe. Various government and consumer agencies have also called for new regulation and changes in industry practices.

We have incurred, and will continue to incur, expenses to comply with privacy and security standards and protocols imposed by law, regulation, industry standards or contractual obligations. Increased domestic or international regulation of data utilization and distribution practices, including self-regulation, could require us to modify our operations and incur significant expense, which could have an adverse effect on our business, financial condition and results of operations. Our business, including our ability to operate and expand internationally, could be adversely affected if legislation or regulations are adopted, interpreted or implemented in a manner that is inconsistent with our current or planned business practices and that require changes to these practices, the design of our solutions or our customers’ or our privacy policies.

Compliance with worker health and safety laws and environmental laws could be costly, and noncompliance with these laws could cause us to be subject to material fines and result in substantial additional expenses.

Our hardware suppliers manufacture the standard servers and other hardware necessary to operate our solutions using substances regulated under various federal, state, local and international laws and regulations governing worker health and safety and the environment. If we and our contract manufacturers do not comply with these laws and regulations, we may suffer a loss of revenues, be unable to sell our solutions in certain markets and/or countries, be subject to penalties and enforced fees and/or suffer a competitive disadvantage. Costs to comply with current laws and regulations and/or similar future laws and regulations, if applicable, could include costs associated with modifying our solutions, recycling and other waste processing costs, legal and regulatory costs and insurance costs. We have recorded and may also be required to record additional expenses for costs associated with compliance with these regulations. We cannot assure you that the costs to comply with these new laws, or with current and future worker health and safety laws and environmental laws will not have a material adverse effect on our business, operating results and financial condition.

Risks Related to Our Intellectual Property and Our Technology

Infringement claims are common in our industry and third parties, including competitors, have and could in the future assert infringement claims against us or our customers that we are obligated to indemnify.

The communications industry is highly competitive and its technologies are complex. Companies file patent applications and obtain patents covering these technologies frequently and maintain programs to protect their intellectual property portfolios. In addition, patent holding companies regularly bring claims against communications companies. These patent holding companies and some communications companies actively search for, and routinely bring claims against, alleged infringers. For example, we were previously a defendant, along with a number of other communications companies, in a suit brought by a non-operating patent holding company alleging that each of the defendants had infringed upon one of its patents, which suit has been settled with respect to Mavenir.

Our solutions are technically complex and compete with the products and solutions of significantly larger companies. The likelihood of our being subject to infringement claims may increase as a result of our real or perceived success in selling solutions to mobile service providers, as the number of competitors in our industry grows and as we add functionality to our solutions. We may in the future receive communications from third parties alleging that we may be infringing their intellectual property rights. The visibility we receive from being a public company may result in a greater number of such allegations.

We have also agreed, and expect to continue to agree, to indemnify our customers for certain expenses or liabilities resulting from claimed infringement of intellectual property rights of third parties with respect to our solutions and software. As a result, in the case of infringement claims against these customers, we could be required to indemnify them for losses resulting from such claims or to refund license fees they have paid to us. If a customer asserts a claim for indemnification against us, we could incur significant costs and reputational harm disputing it. If we do not succeed in disputing it, we could face substantial liability.

Regardless of the merit of third-party claims that we or our customers infringe their rights, these claims could:

•	be time-consuming and costly to defend;

•	divert our management’s attention and resources;

•	cause shipment and installation delays;

•	require us to redesign our solutions, which may not be feasible or cost-effective;

•	cause us to cease producing, licensing or using software or solutions that incorporate challenged intellectual property;

•	damage our reputation and cause customer reluctance to license our solutions; or

•

require us to pay amounts for past infringement, potentially including treble damages, or enter into royalty or licensing agreements to obtain the right to use a necessary product or component, which may not be available on terms acceptable to us, or at all.

It is possible that other companies hold patents covering technologies similar to one or more of the technologies that we incorporate into our solutions. In addition, new patents may be issued covering these technologies. Unless and until the U.S. Patent and Trademark Office issues a patent to an applicant, there is no reliable way to assess the scope of the potential patent. We may face claims of infringement from both holders of issued patents and, depending upon the timing, scope and content of patents that have not yet been issued, patents issued in the future. The application of patent law to the software technologies in the communications industry is particularly uncertain because the time that it takes for a software-related patent to issue is lengthy, which increases the likelihood of pending patent applications claiming inventions that may pre-date development of our own proprietary software. This uncertainty, coupled with litigation or the potential threat of litigation related to our intellectual property, could adversely affect our business, revenue, results of operations, financial condition and reputation.

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

Our success depends to a significant degree upon the protection of our software and other proprietary technology rights, particularly our 4G LTE solutions. In addition to patents, we rely on trade secret, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection. Our confidentiality agreements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure. Others may independently discover our trade secrets and proprietary information, in which case we could not assert any trade secret rights against such parties. Furthermore, the steps we have taken to protect our intellectual property may not prevent misappropriation of our proprietary rights, the reverse engineering of our solutions or other circumvention, invalidation or challenge of our intellectual property.

Additionally, patent and other intellectual property protection outside the United States is generally not as comprehensive as in the United States and may not protect our intellectual property in some countries where our solutions are sold or may be sold in the future. Even if patents are granted outside the United States, effective enforcement in those countries may not be available. Many companies have encountered substantial intellectual property infringement in countries where we sell, or intend to sell, our solutions. Consequently, we may be unable to prevent our proprietary technology from being exploited abroad.

Policing the unauthorized use of our solutions, trademarks and other proprietary rights is expensive, difficult and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management resources, either of which could harm our business. Moreover, such litigation could provoke our opponents to assert counterclaims that we infringe their own intellectual property. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

Our patent applications may not result in issued patents, which may allow competitors to more easily exploit technology similar to ours.

Our business depends in part on our ability to maintain adequate protection of our intellectual property for our technologies and solutions and potential solutions in the United States and other countries. We have adopted a strategy of seeking patent protection in the United States and in other countries with respect to certain of the technologies used in or relating to our solutions and processes. As of June 30, 2014, we had a total of 11 patent applications pending in the United States, and 28 pending non-U.S. patent applications, many of which are counterparts to our U.S. patents or patent applications. These patent applications are directed to aspects of our technology and/or to our methods and solutions that support our business. However, the issuance and enforcement of patents involve complex legal and factual questions. Accordingly, we cannot be certain that the patent applications that we file will result in patents being issued, or that our patents and any patents that may be issued to us will cover our technology or the methods or products that support our business, or afford protection against competitors with similar technology. Moreover, the issuance of a patent is not conclusive as to its validity, scope or enforceability, and competitors or other third parties might successfully challenge the validity, scope or enforceability of any issued patents should we try to enforce them. In addition, patent applications filed in other countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that non-U.S. patent applications will be granted even if corresponding U.S. patents are issued.

If new industry standards emerge or if we are unable to respond to rapid technological advances in a timely manner, mobile service providers may not buy our solutions and our revenue may decline.

The market for telecommunications products and solutions is characterized by rapid technological advances, frequent introductions of new products, evolving industry standards and recurring or unanticipated changes in customer requirements. To succeed, we must effectively anticipate, and adapt in a timely manner to, customer requirements and continue to develop or acquire new solutions and features that meet market demands, technology and architectural trends and new industry standards. This requires us to identify and gain access to or develop new technologies. The introduction of new or enhanced solutions also requires that we carefully manage the transition from older products to minimize disruption in customer ordering practices and ensure that new solutions can be timely delivered to meet demand.

Developing our solutions is expensive, complex and involves uncertainties and requires significant research and development expenditures. We may not have sufficient resources to successfully manage lengthy development cycles. In 2011, 2012, 2013 and the six months ended June 30, 2014, our research and development expenses were $15.0 million, or 31% of our total revenue, $23.3 million, or 32% of our total revenue, $22.8 million, or 22.5% of our total revenue, and $13.3 million, or 21% of our total revenue, respectively. We believe we must continue to dedicate a significant amount of resources to our research and development efforts to remain competitive. These investments may take several years to generate positive returns or they may never do so. In addition, we may experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new solutions and enhancements. If we fail to meet our development targets, demand for our solutions will decline. Even if we introduce new solutions and enhancements, we may experience a decline in demand for, or revenue from, our existing solutions that is not fully matched by the revenue from new solutions. For example, customers may delay making purchases of a new solution to make a more thorough evaluation of such solution, or until industry reviews become widely available. In addition, we may lose existing customers who choose a competitor’s solution rather than migrate to our new solution. This could result in a temporary or permanent revenue shortfall and harm our business.

Furthermore, because our solutions are based on complex technology, we can experience unanticipated delays in developing, improving or deploying them. Each phase in the development of our solutions presents serious risks of failure, rework or delay, any one of which could impact the timing and cost effective development of such solution and could jeopardize customer acceptance of the solution. Intensive software testing and validation are critical to the timely introduction of enhancements to several of our solutions and schedule delays sometimes occur in the final validation phase. Unexpected intellectual property disputes, failure of critical design elements and a variety of other execution risks may also delay or even prevent the introduction of these solutions. In addition, the introduction of new solutions by competitors, the emergence of new industry standards or the development of entirely new technologies to replace existing product offerings could render our existing or future solutions obsolete. If our solutions become technologically obsolete, mobile service providers may purchase solutions from our competitors and we may be unable to sell our solutions in the marketplace and generate revenue, which would have a material adverse effect on our financial condition, results of operations or cash flows.

We may not be able to detect errors or defects in our solutions until after full deployment and product liability claims by customers could result in substantial costs.

Our solutions are sophisticated and are designed to be deployed in large and complex telecommunications networks that require a very high degree of reliability. Because of the nature of our solutions, they can only be fully tested when substantially deployed in very large networks with high volumes of telecommunications traffic. Some of our mobile service provider customers have only recently begun to commercially deploy our solutions and they may discover errors or defects in the software, or the solutions may not operate as expected. Because we may not be able to detect these problems until full deployment, any errors or defects in our solutions could affect the functionality of the networks in which they are deployed, given the use of our solutions in business-critical applications. As a result, the time it may take us to rectify errors can be critical to our mobile service provider customers. Because of the complexity of our solutions, it may take a material amount of time and resources for us to resolve errors or defects, if we can resolve them at all. The likelihood of such errors or defects is heightened as we acquire new products and solutions from third parties, whether as a result of acquisitions or otherwise.

Because our mobile service provider customers’ telecommunications networks into which they deploy our solutions require a very high degree of reliability, the consequences of an adverse effect on their networks, including any type of communications outage, can be very significant and costly. If any network problems were caused, or perceived to be caused, by errors or defects in our solutions, our reputation and the reputation of our solutions could be significantly damaged with respect to that customer and other customers. Such problems could lead to a loss of that customer or other customers.

If one of our solutions fails, we could also experience:

•	payment of liquidated damages for performance failures;

•	loss of, or delay in, revenue recognition;

•	increased service, support, warranty, product replacement and product liability insurance costs, as well as a diversion of development resources; and

•	costly and time-consuming legal actions by our customers, which could result in significant damages awards against us.

Any of the above events would likely have a material adverse impact on our business, revenue, results of operations, financial condition and reputation.

We currently use a limited number of standard hardware suppliers, and in the event any such supplier ceases to supply us timely, qualifying a replacement hardware supplier could require thirty to sixty days, during which time there could be some delay in our scheduled delivery to one or more of our mobile service provider customers, potentially damaging that customer relationship.

We currently use a limited number of suppliers for the standard servers and other standard hardware necessary to operate our solutions and to fulfill our customers’ orders on a timely basis. Although we have not experienced any significant supplier delay in the past, purchasing from third-party hardware suppliers exposes us to a limited risk of short-term unavailability of adequate supply because we do not have hardware manufacturing capabilities. In the event any such supplier ceases to supply us timely, qualifying a replacement hardware supplier could require thirty to sixty days, during which time there could be some delay in our scheduled delivery to one or more of our customers, potentially damaging that customer relationship.

Man-made problems such as computer viruses or terrorism may disrupt our operations and could adversely affect our operating results and financial condition.

Despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. Any such event could have a material adverse effect on our business, operating results and financial condition. Efforts to limit the ability of third parties to disrupt the operations of the Internet or undermine our own security efforts may be ineffective. In addition, the continued threat of terrorism and heightened security and military action in response to this threat, or any future acts of terrorism, may cause further disruptions to the economies of the United States and other countries and create further uncertainties or otherwise materially harm our business, operating results, and financial condition. Likewise, events such as widespread electrical blackouts could have similar negative impacts. To the extent that such disruptions or uncertainties result in delays or cancellations of customer orders or the development or shipment of our solutions, our business, operating results, financial condition and reputation could be materially and adversely affected.

We may not be able to obtain necessary licenses of third-party technology on acceptable terms, or at all, which could delay sales and development and adversely impact the quality of our solutions.

We have incorporated third-party licensed technology into our current solutions. We anticipate that we are also likely to need to license additional technology from third parties to develop new solutions or enhancements in the future. Third-party licenses may not be available or continue to be available to us on commercially reasonable terms or at all. The inability to retain any third-party licenses required in our current solutions or to obtain any new third-party licenses to develop new solutions and enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, and delay or prevent us from making these solutions or enhancements, any of which could seriously harm the competitive position of our solutions.

We use some open source software in developing our solutions, which could in certain circumstances subject us to claims or judgments that some of our proprietary code is subject to general release or could require us to re-engineer our solutions and the firmware contained therein, which could materially harm our business and operating results.

We use open source software in developing our solutions, including in connection with our proprietary software, and we may use more open source software in the future. From time to time, there have been claims against companies that use open source software in their products challenging the ownership of such open source software or the terms and conditions upon which those companies make such products available to end users. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming that we have failed to comply with applicable licensing terms. Some open source licenses contain requirements that the licensee make available source code for modifications or derivative works created based upon the open source software and that the licensee license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. If we combine our proprietary firmware or other software with open source software in a certain manner, we could, under certain of the open source licenses, be required to release our proprietary source code publicly or license such source code on unfavorable terms or at no cost. Although we take steps to protect against our using any open source software that may subject our firmware to general release or require us to re-engineer our solutions and the firmware contained therein, we cannot guarantee that they will be effective, nor that we will not be subject to claims asserting or judgments holding that some of our proprietary source code is subject to general release or that we are required to re-engineer our solutions and firmware. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. Open source license terms relating to the disclosure of source code in modifications or derivative works to the open source software are often ambiguous, and few if any courts in jurisdictions applicable to us have interpreted such terms. As a result, many of the risks associated with usage of open source software cannot be eliminated, and could, if not properly addressed, negatively affect our business.

Risks Related to Our International Operations

We are exposed to risks related to our international operations and failure to manage these risks may adversely affect our operating results and financial condition.

We market, license and service our solutions globally and have a number of offices around the world. During the six months ended June 30, 2014 and during the years ended December 31, 2013, 2012 and 2011, 48%, 58%, 54% and 50% of our revenue, respectively, was attributable to our customers outside of the United States. As of June 30, 2014, approximately 81% of our employees were located outside of the United States. We expect that our international activities will be dynamic over the foreseeable future as we continue to pursue opportunities in international markets. Therefore, we are subject to risks associated with having worldwide operations. These international operations will require significant management attention and financial resources.

International operations are subject to inherent risks and our future results could be adversely affected by a number of factors, including:

•	requirements or preferences for domestic products or solutions, which could reduce demand for our solutions;

•	differing technical standards, existing or future regulatory and certification requirements and required features and functionality;

•	management communication and integration problems related to entering new markets with different languages, cultures and political systems;

•	greater difficulty in collecting accounts receivable and longer collection periods;

•	difficulties in enforcing contracts;

•	difficulties and costs of staffing and managing operations outside of the United States;

•	the uncertainty of protection for intellectual property rights in some countries;

•	potentially adverse tax consequences, including regulatory requirements regarding our ability to repatriate profits to the United States;

•	tariffs and trade barriers, export regulations and other regulatory and contractual limitations on our ability to sell our solutions in certain non-U.S. markets; and

•	political and economic instability and terrorism.

Additionally, our international operations expose us to risks of fluctuations in foreign currency exchange rates. In certain circumstances and depending on the currencies in which certain sales are denominated and the countries in which we are profitable or not profitable, a significant decrease or increase in the value of the U.S. dollar relative to the value of other local currencies could have a material adverse effect on the gross margins and profitability of our international operations. To date, we have not used risk management techniques to hedge the risks associated with these fluctuations. Even if we were to implement hedging strategies, not every exposure can be hedged and, where hedges are put in place based on expected foreign currency exchange exposure, they are based on forecasts that may vary or that may later prove to have been inaccurate. As a result, fluctuations in foreign currency exchange rates or our failure to successfully hedge against these fluctuations could have a material adverse effect on our operating results and financial condition.

Failure to comply with the United States Foreign Corrupt Practices Act, or FCPA, and similar laws associated with our activities outside the United States could subject us to penalties and other adverse consequences.

As a substantial portion of our revenues is, and we expect will continue to be, from jurisdictions outside of the United States, we face significant risks if we fail to comply with the FCPA and other laws that prohibit improper payments or offers of payment to governments and their officials and political parties by us and other business entities for the purpose of obtaining or retaining business. In many countries, particularly in countries with developing economies, some of which represent significant markets for us, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA or other laws and regulations. Although we have implemented a company policy requiring our employees and consultants to comply with the FCPA and similar laws, such policy may not be effective at preventing all potential FCPA or other violations. We also cannot guarantee the compliance by our channel partners, resellers, suppliers and agents with applicable U.S. laws, including the FCPA, or applicable non-U.S. laws. Therefore there can be no assurance that none of our employees and agents, or those companies to which we outsource certain of our business operations, will take actions in violation of our policies or of applicable laws, for which we may be ultimately held responsible. As a result of our focus on managing our growth, our development of infrastructure designed to identify FCPA matters and monitor compliance is at an early stage. Any violation of the FCPA and related policies could result in severe criminal or civil sanctions, which could have a material and adverse effect on our reputation, business, operating results and financial condition.

We may become subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

Our solutions may become subject to United States export controls under which they would be permitted to be exported outside the United States only with the required level of export license, through an available export license exception or if designated EAR 99 (no license required), if certain of our solutions in the future contain certain levels of encryption technology. In addition, various countries regulate the import of certain encryption technology and have enacted laws that could limit our ability to distribute certain of our solutions or could limit our mobile service provider customers’ ability to implement these solutions in those countries. Changes in our solutions or changes in export and import regulations may create delays in the introduction of our solutions in non-U.S. markets, prevent our customers with international operations from deploying our solutions throughout their networks or, in some cases, prevent the export or import of our solutions to certain countries altogether. Any change in export or import laws and regulations, shifts in approach to the enforcement or scope of existing laws and regulations, or change in the countries, persons or technologies targeted by such regulations, could result in decreased use of our solutions by, or in our decreased ability to export or sell our solutions to, existing or potential customers with international operations. Any decreased use of our solutions or limitation on our ability to export or sell our solutions would likely adversely affect our business, operating results and financial condition.

Risks Related to Our Common Stock and this Offering

Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid.

Our stock price may be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include those discussed in this “Risk Factors” section of this prospectus and others such as:

•	a slowdown in the telecommunications industry or the general economy;

•	actual or anticipated quarterly or annual variations in our results of operations or those of our competitors;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	changes in earnings estimates or recommendations by securities analysts;

•	fluctuations in the values of companies perceived by investors to be comparable to us;

•	announcements by us or our competitors of new products or services, significant contracts, commercial relationships, capital commitments or acquisitions;

•	competition from existing technologies and products or new technologies and products that may emerge;

•	the entry into, modification or termination of customer contracts;

•	developments with respect to intellectual property rights;

•	sales, or the anticipation of sales, of our common stock by us, our insiders or our other stockholders, including upon the expiration of contractual lock-up agreements;

•	our ability to develop and market new and enhanced solutions on a timely basis;

•	our commencement of, or involvement in, litigation;

•	additions or departures of key management or technical personnel; and

•	changes in governmental regulations applicable to our solutions.

In addition, in recent years, the stock markets generally, and the market for technology stocks in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our common stock, regardless of our actual operating performance. You may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our stock price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management’s attention and resources from our business.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

The trading market for our common stock will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our common stock will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports covering us, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

The concentration of our capital stock ownership with insiders will likely limit your ability to influence corporate matters.

Our executive officers, directors, current five percent or greater stockholders and affiliated entities together own approximately 73% of our outstanding common stock, and will own approximately 62% after this offering (assuming no exercise of the underwriters’ option to purchase additional shares). These stockholders may in some instances exercise their influence in ways that you do not believe are in your best interests as a stockholder. In particular, these stockholders, acting together, may be able to control our management and affairs and matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Consequently, this concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if such a change of control would benefit our other stockholders. This significant concentration of share ownership may adversely affect the trading price for our common stock because some investors perceive disadvantages in owning stock in companies with concentrated equity ownership.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not emerging growth companies. In particular, while we are an emerging growth company (i) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (ii) we will be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, (iii) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (iv) we will not be required to hold nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved. We may remain an emerging growth company until as late as December 31, 2018 (the fiscal year-end following the fifth anniversary of the completion of our November 2013 initial public offering), though we may cease to be an emerging growth company earlier under certain circumstances, including (i) if the market value of our common stock that is held by nonaffiliates exceeds $700 million as of any June 30, in which case we would cease to be an emerging growth company as of the following December 31, (ii) if our gross revenues exceed $1 billion in any fiscal year, or (iii) if we issue, during any three-year period, more than $1 billion in non-convertible debt.

The exact implications of the JOBS Act are still subject to interpretation and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our common stock less attractive if we rely on the exemptions and relief granted by the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, our stock price may decline and/or become more volatile and we may face difficulties raising capital from the public equity markets in the future.

Our management might apply the proceeds of this offering in ways that do not increase the value of your investment.

Our management will have broad discretion as to the use of the net proceeds of this offering and you will be relying on the judgment of our management regarding the application of these proceeds. We might apply the net proceeds of this offering in ways with which you do not agree, or in ways that do not yield a favorable return. If our management applies these proceeds in a manner that does not yield a significant return, if any, on our investment of these net proceeds, it would adversely affect the market price of our common stock. For more information on our management’s planned use of proceeds, please read “Use of Proceeds” elsewhere in this prospectus.

Because our public offering price is substantially higher than the pro forma net tangible book value per share of our outstanding common stock, new investors will incur immediate and substantial dilution.

The public offering price is substantially higher than the as adjusted net tangible book value per share of common stock based on our total tangible assets, which consist of our total assets, reduced by the amount of our total liabilities, goodwill and intangible assets immediately following this offering. Therefore, if you purchase common stock in this offering, you will experience immediate and substantial dilution of approximately $8.41 per share in as adjusted net tangible book value, the difference between the price you pay for our common stock and its as adjusted net tangible book value per share after completion of this offering. Please read “Dilution” for more information on this calculation. Furthermore, any issuance of shares in connection with acquisitions by us, the exercise of stock options or warrants or otherwise would dilute the percentage ownership held by the investors who purchase our shares in this offering.

A significant portion of our total outstanding shares of common stock is restricted from resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is operating successfully.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. At June 30, 2014, entities affiliated with North Bridge Venture Partners, entities affiliated with Austin Ventures, entities affiliated with Alloy Ventures, entities affiliated with Wellington Capital Management LLP, entities affiliated with August Capital and Cisco Systems, Inc. owned, collectively, approximately 72% of our outstanding common stock. If one or more of them were to sell a substantial portion of the shares they hold, it could cause our stock price to decline. As of the date of this prospectus, approximately 14.6 million shares are subject to a 60-day contractual lock-up with the underwriters of this offering. The underwriters may, in their sole discretion and without notice, release all or any portion of the shares from these lock-up arrangements, and the lock-up agreements are subject to certain exceptions.

Holders of an aggregate of approximately 16.5 million shares of our common stock currently have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

In addition, shares issued or issuable in connection with equity awards granted under our equity incentive plans as well as shares we may issue under our 2013 Employee Stock Purchase Plan will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements described above and Rules 144 and 701 under the Securities Act of 1933.

We do not anticipate paying any cash dividends in the foreseeable future, and accordingly, stockholders must rely on stock appreciation for any return on their investment.

We do not currently anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. In addition, the terms of our loan and security agreement with Silicon Valley Bank currently restrict our ability to pay dividends. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not invest in our common stock.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:

•	providing for a classified Board of Directors with staggered, three-year terms;

•	prohibiting cumulative voting in the election of directors;

•	providing that our directors may be removed only for cause;

•	authorizing the Board of Directors to issue, without stockholder approval, preferred stock with rights senior to those of our common stock;

•	authorizing the Board of Directors to change the authorized number of directors and to fill board vacancies until the next annual meeting of the stockholders;

•

requiring the approval of our Board of Directors or the holders of a supermajority of our outstanding shares of capital stock to amend our bylaws and certain provisions of our amended and restated certificate of incorporation;

•

requiring stockholders that seek to present proposals before, or to nominate candidates for election of directors at, a meeting of stockholders to provide advance written notice of such proposals or nominations;

•	prohibiting stockholder action by written consent;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	prohibiting our stockholders from calling a special stockholder meeting;

•	requiring an advance notification procedure for stockholder nominations and proposals; and

•

providing that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action, actions asserting a breach of fiduciary duty and certain other actions against us or any directors or executive officers.

As a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law, which, subject to some exceptions, prohibits “business combinations” between a Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock, for a three-year period following the date that the stockholder became an interested stockholder.

These and other provisions in our amended and restated certificate of incorporation and our amended and restated bylaws and under Delaware law could discourage potential takeover attempts, reduce the price that investors might be willing to pay in the future for shares of our common stock and result in the market price of our common stock being lower than it would be without these provisions. For more information, please read “Description of Capital Stock — Anti-Takeover Effects of Delaware Law and Certain Provisions of our Certificate of Incorporation Amended and Restated Bylaws” and “Description of Capital Stock — Choice of Forum.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds” and “Our Business” in this prospectus and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our in our Quarterly Report on Form 10-Q for the three months ended June 30, 2014 and our Annual Report on Form 10-K for the year ended December 31, 2013 and incorporated by reference herein. All statements other than statements of historical facts contained or incorporated by reference in this prospectus, including statements regarding our future results of operations or financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “will,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “could,” “potentially” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

Forward-looking statements include, but are not limited to, statements about:

•	our expectations regarding our revenue, expenses, sales, operations and profitability;

•	commercial acceptance of 4G LTE technology;

•	the development of markets for our products and solutions;

•	our ability to attract and retain customers;

•	future purchases of our solutions and support and maintenance services by existing customers;

•	the potential loss of or reductions in orders from our significant customers;

•	our ability to compete in our industry and innovation by our competitors;

•	our ability to anticipate market needs or develop new or enhanced solutions to meet those needs;

•	our ability to successfully identify, manage and integrate any potential acquisitions;

•	our ability to establish and maintain intellectual property protection for our solutions;

•	our ability to hire and retain key personnel;

•	our expectations regarding future interest rates under our credit arrangements;

•	our expectations regarding the use of proceeds from this offering; and

•	our anticipated cash needs and our estimates regarding our capital requirements.

These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results of operation, financial condition, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements contained or incorporated by reference in this prospectus are reasonable, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which projections we cannot be certain. Moreover, we operate in a competitive and rapidly-changing industry in which new risks may emerge from time to time, and it is not possible for management to predict all risks.

You should refer to the section of this prospectus entitled “Risk Factors” for a discussion of important risks that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors and new risks that may emerge in the future, we cannot assure you that the forward-looking statements contained or incorporated by reference in this prospectus will prove to be accurate.

Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We do not undertake to update any of the forward-looking statements after the date of this prospectus, except to the extent required by law.

INDUSTRY AND MARKET DATA

This prospectus contains estimates, information and data concerning the telecommunications industry — including estimates and forecasts of market share, size and growth rates — that are based on industry publications and reports, including those generated by the Cisco Visual Networking Index, Dell’Oro Group, Ericsson, Gartner, IDC, Informa Telecoms and Media, Infonetics, Mind Commerce and Ovum. Although we have not independently verified the data contained in these industry publications and reports, we believe based on our industry experience that these publications are reliable and that the conclusions they contain are reasonable. However, you should not give undue weight to the information contained in these reports because such information involves a number of assumptions and limitations and if any of these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. The markets described in these reports may not grow at the rates projected or at all, which could have a material adverse effect on our business and on the market price of our common stock.

The Gartner report described herein, “Forecast: Communications Service Provider Operational Technology, Worldwide, 2011–2018 2Q14 Update,” July 2014, represents data, research opinion or viewpoints published as part of a syndicated subscription service by Gartner, Inc., and are not representations of fact. The Gartner report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner report are subject to change without notice.

The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section of this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the publishers of these industry publications and reports and by us.

DESCRIPTION OF KEY TERMS USED IN OUR INDUSTRY

In this prospectus and in the documents incorporated by reference herein, we discuss a number of terms specific to the mobile communications industry.

•

IP-based communication refers to the transmission of voice and text data utilizing the more efficient packet-based Internet protocol that underlies the Internet, rather than through traditional and less efficient circuit-switched phone networks.

•	Voice-Over-LTE, or VoLTE, refers to the ability to deliver voice services over next-generation Long Term Evolution (LTE) networks by treating voice as data.

•	Voice-Over-Wi-Fi, or VoWi-Fi, refers to the ability to deliver voice services over wireless Internet (Wi-Fi) networks by treating voice as data.

•	Enhanced messaging includes, in addition to the communication methods offered by rich communication services, voice and video mail and interworking with social media platforms.

•

Rich Communication Services, or RCS, refers to a set of standards set forth by the GSM Association (GSMA), a worldwide association of mobile service providers, that define an integrated set of mobile communication methods that includes instant messaging, voice or video calling, multimedia file transfer and live video streaming from one user to another over mobile networks.

•

Evolved Packet Core (EPC) is a software-based, carrier grade 4G LTE data networking solution that can be deployed on cloud-based infrastructures using Network Functions Virtualization to rapidly scale capacity and adapt to new deployment models, and is designed to optimize the deployment of 4G LTE data and VoLTE services.

•

Cloud-based refers to the delivery of communication services from a single, consolidated services network to a single subscriber identity shared across multiple devices reachable across different access networks, all of which share common stored data and synchronized services.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering costs payable by us, will be approximately $41.7 million, or approximately $48.1 million if the underwriters exercise in full their option to purchase additional shares.

The principal purposes of this offering are to obtain additional capital, increase the public float of our common stock, facilitate future access to public equity markets, increase our financial flexibility and improve our competitive position.

We intend to use the net proceeds of this offering for working capital and other general corporate purposes, which may include financing growth (including payment of increased levels of expenditures), developing new products and funding capital expenditures, acquisitions and investments. We have not yet determined the manner in which we will allocate the net proceeds, and management will retain broad discretion in the allocation and use of the net proceeds, including the possibility of restructuring or repaying debt. The amount and timing of these expenditures will vary depending on a number of factors, including the amount of any cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Until we use the net proceeds of this offering, we intend to invest the net proceeds in short-term and immediate-term interest-bearing obligations, investment-grade securities, certificates of deposit or guaranteed obligations of the U.S. government.

MARKET PRICE OF COMMON STOCK

Our common stock has been listed on the New York Stock Exchange (the NYSE) under the symbol “MVNR” since November 7, 2013. Prior to that date, there was no public trading market for our common stock. The following table sets forth for the periods indicated the high and low sales price per share of our common stock as reported on the NYSE for the periods indicated:

	Price
	High	Low
Year Ended December 31, 2013
Fourth Quarter (from November 7, 2013)	$12.00	$8.50
Year Ended December 31, 2014
First Quarter	$18.78	$10.25
Second Quarter	$18.00	$11.87
Third Quarter (through July 31, 2014)	$15.35	$11.07

On July 31, 2014, the last reported sale price of our common stock on the NYSE was $11.29 per share. As of June 30, 2014, we had 81 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to fund the development and expansion of our business, and therefore we do not anticipate paying cash dividends on our common stock in the foreseeable future. In addition, the terms of our loan and security agreement with Silicon Valley Bank currently restrict our ability to pay dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Sources and Uses of Funds — Silicon Valley Bank Loans” in our Quarterly Report on Form 10-Q for the three months ended June 30, 2014.

Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant by our Board of Directors.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2014:

•	on an actual basis; and

•

on an as adjusted basis to reflect (1) the issuance by us of shares of our common stock in this offering at the price per share set forth on the cover page of this prospectus and (2) the application of our estimated net proceeds from this offering as set forth under “Use of Proceeds,” after deducting the estimated underwriting discounts and estimated offering costs payable by us, as if this offering had occurred on June 30, 2014.

You should read the information below in conjunction with the consolidated financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Quarterly Report on Form 10-Q for the three months ended June 30, 2014 and incorporated by reference into in this prospectus.

	As of June 30, 2014
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$24,772	$66,458

Long-term debt, net of debt discount of $72	$23,365	$23,365
Shareholders’ equity:
Common stock, $0.001 par value; 300,000,000 shares authorized, 24,659,338 shares issued and outstanding, actual; 300,000,000 shares authorized, 28,749,338 shares issued and outstanding, as adjusted	24	29
Preferred stock, $0.001 par value; 20,000,000 shares authorized and no shares issued and outstanding, actual and as adjusted	—	—
Additional paid-in capital	157,786	199,467
Accumulated (deficit)	(120,123)	(120,123)
Accumulated other comprehensive income	958	958

Total shareholders’ equity	38,645	80,331

Total capitalization	$38,645	$80,331

The table above excludes the following:

•	4,040,897 shares of common stock issuable upon the exercise of options outstanding at June 30, 2014 at a weighted-average exercise price of $7.72 per share;

•

1,023,550 shares of common stock reserved as of June 30, 2014 for future issuance under our 2013 Equity Incentive Plan, as described in the section of this prospectus titled “Executive Compensation — Benefit Plans — 2013 Equity Incentive Plan”; and

•

482,143 additional shares of common stock reserved for future issuance under our 2013 Employee Stock Purchase Plan, subject to adjustment as described in the section of this prospectus titled “Executive Compensation — Benefit Plans — 2013 Employee Stock Purchase Plan.”

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock after this offering.

Our net tangible book value, which we have defined as our total tangible assets less total liabilities, as of June 30, 2014 was $32.9 million, or $1.33 per share of common stock. Dilution in net tangible book value per share to new investors in this offering represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the as adjusted net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale of 4,090,000 shares of common stock offered by us in this offering at the public offering price per share set forth on the cover page of this prospectus and after deducting underwriting discounts and estimated offering costs payable by us, our as adjusted net tangible book value as of June 30, 2014 would have been $74.6 million, or $2.59 per share of common stock. This represents an immediate increase in net tangible book value of $1.26 per share to existing stockholders and an immediate dilution of $8.41 per share to new investors, or approximately 76% of the public offering price per share. The following table illustrates this dilution on a per share basis:

Public offering price per share		$11.00
Net tangible book value per share as of June 30, 2014, before giving effect to this offering	$1.33
Increase in net tangible book value per share attributable to this offering	1.26
As adjusted net tangible book value per share after giving effect to this offering		2.59

Immediate dilution in net tangible book value per share to new investors in this offering		$8.41

The following table summarizes, on an as adjusted basis as of June 30, 2014 after giving effect to the offering, based on the public offering price per share set forth on the cover page of this prospectus, the differences between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	24,659,338	85.8%	$160,344,273	78.1%	$6.50
New investors	4,090,000	14.2	44,990,000	21.9%	11.00

Total	28,749,338	100.0%	$205,334,273	100.0%

The discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares of our common stock in full, our existing stockholders would own 84.0% and our new investors would own 16.0% of the total number of shares of our common stock outstanding after this offering.

The discussion and tables in this section are based on 24,659,338 shares of our common stock outstanding as of June 30, 2014. The number of shares of common stock outstanding after this offering excludes the following:

•	4,040,897 shares of common stock issuable upon the exercise of options outstanding at June 30, 2014 at a weighted-average exercise price of $7.72 per share;

•

1,023,550 shares of common stock reserved as of June 30, 2014 for future issuance under our 2013 Equity Incentive Plan, as described in the section of this prospectus titled “Executive Compensation — Benefit Plans — 2013 Equity Incentive Plan”; and

•

482,143 additional shares of common stock reserved for future issuance under our 2013 Employee Stock Purchase Plan, subject to adjustment as described in the section of this prospectus titled “Executive Compensation — Benefit Plans — 2013 Employee Stock Purchase Plan.”

To the extent any of these options are exercised, there will be further dilution to investors.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The following tables present our selected consolidated financial and operating data for the periods indicated. The summary consolidated statement of operations data for the six months ended June 30, 2014 and 2013 and the summary consolidated balance sheet data as of June 30, 2014 have been derived from our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the three months ended June 30, 2014 and incorporated by reference into this prospectus. The summary consolidated statement of operations data for the years ended December 31, 2013, 2012 and 2011 and the summary consolidated balance sheet data as of December 31, 2013 and 2012 have been derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2013 and incorporated by reference into this prospectus. The summary consolidated statement of operations data for the year ended December 31, 2010 and the summary consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements, which are not included or incorporated by reference into this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The consolidated financial information reflects a 7-for-1 reverse stock split of our common stock effected on November 1, 2013.

The summary financial information below should be read in conjunction with the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2013 and our Quarterly Report on Form 10-Q for the three months ended June 30, 2014, and incorporated by reference into this prospectus, and other financial information included elsewhere in this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2011(2)(3)	2010
	(unaudited)				(as adjusted)
	(in thousands, except per share amounts)

Consolidated Statement of Operations Data:
Software product revenue	$50,192	$37,264	$79,342	$52,409	$36,944	$7,009
Maintenance revenue	11,824	10,926	21,966	21,431	11,240	1,242

Total revenue	62,016	48,190	101,308	73,840	48,184	8,251
Cost of software product revenue	21,865	17,414	35,971	23,891	26,200	4,537
Cost of maintenance revenue	5,687	2,827	9,202	6,568	4,584	566

Cost of revenue	27,552	20,241	45,173	30,459	30,784	5,103

Gross profit	34,464	27,949	56,135	43,381	17,400	3,148
Research and development expenses	13,323	11,498	22,775	23,312	14,970	6,487
Sales and marketing expenses	15,099	9,656	20,485	20,580	12,332	3,813
General and administrative expenses	10,494	9,361	20,583	14,052	10,603	3,024

Total operating expenses	38,916	30,515	63,843	57,944	37,905	13,324

Operating loss	(4,452)	(2,566)	(7,708)	(14,563)	(20,505)	(10,176)
Interest and other income	(61)	(8)	—	—	—	—
Net interest expense	1,208	1,115	3,185	383	61	108
Loss on early extinguishment of debt	1,783	—	—	—	—	—
Foreign exchange (gain) loss	54	2,644	1,901	(529)	1,182	(21)
Total other expense, net	2,984	3,751	—	—	—	—

Loss before income tax expense	(7,436)	(6,317)	(12,794)	(14,417)	(21,748)	(10,263)
Income tax expense	500	1,618	2,496	1,152	1,330	131

Net loss	$(7,936)	$(7,935)	$(15,290)	$(15,569)	$(23,078)	$(10,394)

Net loss per share attributable to common shareholders (basic and diluted)	$(0.33)	$(5.93)	$(3.57)	$(12.09)	$(19.96)	$(9.42)
Weighted average common shares outstanding (basic and diluted)	23,800	1,339	4,278	1,288	1,156	1,104
As adjusted net loss per share(1)		$(0.45)	$(0.82)	$(0.88)	$(1.31)	$(0.80)
As adjusted weighted-average shares outstanding used to compute net loss per share(1)		17,792	18,537	17,740	17,608	13,001

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2011(2)(3)	2010
	(unaudited)				(as adjusted)
	(in thousands, except per share amounts)
Non-GAAP Financial Measures(4):
Non-GAAP gross profit	$35,150	$28,191	$56,914	$44,448	$20,292	$3,148
Non-GAAP operating expenses	35,278	28,663	58,986	54,672	36,413	12,446
Non-GAAP operating loss	(128)	(472)	(2,072)	(10,224)	(16,121)	(9,298)
Non-GAAP net loss	(2,061)	(3,197)	(7,753)	(11,759)	(17,512)	(9,537)
Non-GAAP net loss per share	(0.09)	(0.18)	(0.42)	(0.66)	(0.99)	(0.73)

(1)	As adjusted amounts give effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into 16,452,467 shares of our common stock immediately prior to the completion of our November 2013 initial public offering.
(2)	On May 27, 2011, we acquired all of the outstanding capital stock of Airwide Solutions, Inc. The results of operations and financial condition of Airwide are included from the acquisition date of May 27, 2011.
(3)	Total revenue for the year ended December 31, 2011 has been decreased by $1.3 million, from the previously reported amount of $49.5 million, to recognize the fair value ascribed to performance-based warrants issued to a channel partner in 2008. These warrants were earned in 2011, upon achievement of the performance milestone, and exercised in April of 2014. We assessed the materiality of this error in accordance with the SEC guidance on considering the effects of prior period misstatements based on an analysis of quantitative and qualitative factors. Based on this analysis, we determined that the error was immaterial to the prior reporting periods affected and, therefore, amendments of reports previously filed with the SEC were not required. See Note 1 to the condensed financial statements in our Quarterly Report on Form 10-Q for the three months ended June 30, 2014 for more information.
(4)	We use certain non-GAAP financial measures when planning, monitoring, and evaluating our performance. We consider these non-GAAP financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period by excluding potential differences caused by variations in capital structures, tax position, depreciation, amortization, stock-based compensation expense and certain other expenses. While we believe that these non-GAAP financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for revenue recognized in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate such measures differently, which reduces its usefulness as a comparative measure. We believe that these non-GAAP measures reflect our ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in our business.

The presentation of non-GAAP net loss, non-GAAP net loss per share, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP operating loss and other non-GAAP financial measures is not meant to be a substitute for “net loss,” “net loss per share,” “gross profit,” “operating expenses,” “operating loss” or other financial measures presented in accordance with GAAP, but rather should be evaluated in conjunction with such data. Our definition of “non-GAAP net loss,” “non-GAAP net loss per share,” “non-GAAP gross profit,” “non-GAAP operating expenses,” “non-GAAP operating loss” and other non-GAAP financial measures may differ from similarly titled non-GAAP measures used by other companies and may differ from period to period. In reporting non-GAAP measures in the future, we may make other adjustments for expenses and gains we do not consider reflective of core operating performance in a particular period and may modify “non-GAAP net loss,” “non-GAAP net loss per share,” “non-GAAP gross profit,” “non-GAAP operating expenses,” “non-GAAP operating loss” and such other non-GAAP measures by excluding these expenses and gains.

Non-GAAP gross profit. We define non-GAAP gross profit as gross profit plus stock-based compensation expense and amortization and depreciation expense. We consider non-GAAP gross profit to be a useful metric for management and our investors because it excludes the effect of certain non-cash expenses, allowing for a comparison of our sales margins over multiple periods.

Non-GAAP operating expenses. We define non-GAAP operating expenses as operating expense adjusted to exclude stock-based compensation expense and amortization and depreciation expense.

Non-GAAP operating loss. We define non-GAAP operating loss as operating loss adjusted to exclude stock-based compensation expense and amortization and depreciation expense. We consider non-GAAP operating loss to be a useful metric for management and investors because it excludes the effect of certain non-cash expenses so management and investors can compare our core business operating results over multiple periods.

Non-GAAP net loss. We define non-GAAP net loss as non-GAAP operating loss after interest and taxes, as adjusted for uncertain tax positions component. We consider non-GAAP net loss to be a useful metric for management and investors because it excludes the effect of certain non-cash expenses and foreign exchange gains and losses that are shown on the consolidated statement of operations and comprehensive loss. Excluding foreign exchange gains and losses helps management and investors compare our results to companies without such charges and over multiple periods, as foreign exchange gain or loss is difficult to predict and can vary greatly over multiple periods.

Non-GAAP net loss per share. We define non-GAAP net loss per share as non-GAAP net loss divided by the adjusted weighted average common shares outstanding, which assumes the conversion of preferred shares at the beginning of the period.

The following table reconciles the applicable non-GAAP to GAAP financial measure:

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2011(1)	2010
	(unaudited)				(as adjusted)
	(in thousands)
Software Products
Revenue	$50,192	$37,264	$79,342	$52,409	$36,944	$7,009
Cost of Revenue	21,865	17,414	35,971	23,891	26,200	4,537
Amortization and Depreciation	476	242	592	1,067	1,572	—
Stock Based Compensation	210	—	187	—	—	—
Warrant Expense	—	—	—	—	1,320	—
Gross Profit (GAAP)	28,327	19,850	43,371	28,518	10,744	2,472
Gross Profit (Non-GAAP)	29,013	20,092	44,150	29,585	13,636	2,472
Maintenance
Revenue	11,824	10,926	21,966	21,431	11,240	1,242
Cost of Revenue	5,687	2,827	9,202	6,568	4,584	566
Stock Based Compensation	—	—	—	—	—	—
Gross Profit (GAAP)	6,137	8,099	12,764	14,863	6,656	676
Gross Profit (Non-GAAP)	6,137	8,099	12,764	14,863	6,656	676
Total Revenue	62,016	48,190	101,308	73,840	48,184	8,251
Total Gross Profit (GAAP)	34,464	27,949	56,135	43,381	17,400	3,148
Gross Profit Margin % (GAAP)	55.6%	58.0%	55.4%	58.8%	36.1%	38.2%
Gross Profit (Non-GAAP)	35,150	28,191	56,914	44,448	20,292	3,148
Gross Profit Margin % (Non-GAAP)	56.7%	58.5%	56.2%	60.2%	42.1%	38.2%
Operating Expenses
R&D (GAAP)	13,323	11,498	22,775	23,312	14,970	6,487
Amortization and Depreciation	1,057	493	1,150	792	369	37.5
Stock Based Compensation	318	—	321	—	—	6,112

R&D (Non-GAAP)	11,948	11,005	21,304	22,520	14,601	6,487
S&M (GAAP)	15,099	9,656	20,485	20,580	12,332	3,813
Amortization and Depreciation	—	—	—	—	—	—
Stock Based Compensation	407	—	482	—	—	—

S&M (Non-GAAP)	14,692	9,656	20,003	20,580	12,332	3,813
G&A (GAAP)	10,494	9,361	20,583	14,052	10,603	3,024
Amortization and Depreciation	1,077	1,059	2,264	2,189	992	432
Stock Based Compensation	779	300	640	291	131	71

G&A (Non-GAAP)	8,638	8,002	17,679	11,572	9,480	2,521
Total Operating Expenses (GAAP)	38,916	30,515	63,843	57,944	37,905	12,446
Operating Expenses (Non-GAAP)	35,278	28,663	58,986	54,672	36,413	12,446
Operating Loss (GAAP)	$(4,452)	$(2,566)	$(7,708)	$(14,563)	$(20,505)	$(10,176)

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2011(1)	2010
	(unaudited)				(as adjusted)
	(in thousands)
Net Interest	1,147	1,107	3,185	383	61	108
Loss on early extinguishment of debt	1,783	—	—	—	—	—
Foreign exchange (gain)/loss	54	2,644	1,901	(529)	1,182	(21)
Income taxes	500	1,618	2,496	1,152	1,330	131

Net Loss (GAAP)	$(7,936)	$(7,935)	$(15,290)	$(15,569)	$(23,078)	$(10,394)
Operating Loss (Non-GAAP)	$(128)	$(472)	$(2,072)	$(10,224)	$(16,121)	$(9,298)
Net Interest	1,147	1,107	3,185	383	61	108
Income taxes	500	1,618	2,496	1,152	1,330	131
Adjusted for uncertain tax positions	286	—	—	—	—	—

Net Loss (Non-GAAP)	$(2,061)	$(3,197)	$(7,753)	$(11,759)	$(17,512)	$(9,537)

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010
	(unaudited)
	(in thousands, except share and per share data)
GAAP weighted average common shares outstanding	23,800,231	1,338,211	4,278,468	1,287,986	1,155,980	1,103,739
Conversion of preferred shares *	—	16,452,467	14,258,805	16,452,467	16,452,467	11,897,446

Adjusted weighted average common shares outstanding	23,800,231	17,790,678	18,537,273	17,740,453	17,608,447	13,001,185
Non-GAAP net loss	$(2,061)	$(3,197)	$(7,753)	$(11,759)	$(17,512)	$(9,537)
Non-GAAP net loss per share	$(0.09)	$(0.18)	$(0.42)	$(0.66)	$(0.99)	$(0.73)

*	Assumes conversion of preferred shares at beginning of period.

Consolidated Balance Sheet Data:

	As of June 30,	As of December 31,
	2014	2013	2012	2011(1)	2010
	(unaudited)
	(in thousands)
Cash and cash equivalents	$24,772	$38,930	$7,402	$19,466	$5,425
Working capital	52,305	58,179	16,281	18,781	5,812
Total assets	94,162	106,599	60,481	60,387	16,797
Long-term debt, net of current portion	23,365	23,423	14,700	—	—
Total liabilities	55,517	62,568	48,718	34,131	9,682
Total liabilities and shareholders’ equity	94,162	106,599	60,481	60,387	16,797

(1)	Total revenue for the year ended December 31, 2011 has been decreased by $1.3 million, from the previously reported amount of $49.5 million, to recognize the fair value ascribed to performance-based warrants issued to a channel partner in 2008. These warrants were earned in 2011, upon achievement of the performance milestone, and exercised in April of 2014. As a result of this adjustment, accumulated deficit increased by $1.3 million, with an offsetting increase in additional-paid-in capital of $1.3 million, as of December 31, 2011, 2012 and 2013. See Note 1 to the consolidated financial statements in our Quarterly Report on Form 10-Q for the three months ended June 30, 2014 for further discussion regarding these revisions of prior period financial statements and out-of-period adjustments.

OUR BUSINESS

Overview

We are a leading provider of software-based telecommunications networking solutions that enable mobile service providers to deliver Internet Protocol (IP)-based voice, video, rich communications and enhanced messaging services to their subscribers globally. Our solutions deliver Rich Communication Services (RCS), which enable enhanced mobile communications, such as group text messaging, multi-party voice or video calling and live video streaming as well as the exchange of files or images, over existing 2G and 3G networks as well as next generation 4G Long Term Evolution (LTE) networks. Our solutions also deliver voice and data services over LTE and wireless (Wi-Fi) networks. In addition, we also offer Evolved Packet Core (EPC), a software-based, carrier grade solution that can be deployed on cloud-based infrastructures using Network Functions Virtualization (NFV) to rapidly scale capacity and adapt to new deployment models. We enable mobile service providers to offer services that generate increased revenue and improve subscriber satisfaction and retention, while allowing them to improve time-to-market of new services and reduce network costs. Our mOne® Convergence Platform has enabled MetroPCS (now part of T-Mobile), a leading mobile service provider, to introduce the industry’s first live network deployment of Voice over LTE (VoLTE) and the industry’s first live deployment of next-generation RCS 5.

The capabilities of smartphones and tablets have caused consumers to shift their communication preferences from traditional voice service to a combination of voice, video and messaging services, which are offered by rich communication services. Additionally, many consumers are using their mobile devices to browse the Internet, run software applications, access cloud-based services and consume, create and share rich multimedia and user-generated content. These trends have placed substantial capacity constraints on the existing networks of mobile service providers. According to the February 2014 Cisco Visual Networking Index report, the average smartphone and tablet generate 49 and 127 times more data traffic, respectively, than the average basic-feature cell phone. As a result, mobile data traffic is projected to continue to increase exponentially, driven by the rapid adoption of smartphones and tablets and the demand for enhanced and high-bandwidth mobile services such as video. In order to alleviate the resulting spectrum and network capacity challenges, mobile service providers are making significant investments to transition their networks to the 4G LTE standard for voice and data transmission over mobile networks, as that standard enables higher data speeds and allows more efficient use of the frequency spectrum. In a July 2014 report, Gartner estimated that worldwide annual spending on 4G LTE mobile infrastructure would grow at a compound annual growth rate (CAGR) of 29.8% from 2013 to 2018. Additionally, we believe that the overall addressable market represented by our technology platform represented an aggregate spend of $3.6 billion in 2013 and is forecast to reach $10.3 billion by 2018 according to Dell’Oro Group, Infonetics and Mind Commerce, representing a 23% CAGR.

Because our solutions are interoperable across network generations, we enable mobile service providers to leverage their existing investments in 2G and 3G networks while offering a seamless, cost-effective migration path to 4G LTE networks. We provide our solutions to over 120 mobile networks globally, including three of the top four mobile service providers in the United States and four of the top five pan-European mobile service providers in Western Europe, as measured by number of mobile device connections as of March 2014. Our end customers include AT&T, Deutsche Telekom, MetroPCS (now part of T-Mobile), T-Mobile USA, Tele2, Vodafone and Telstra. Our solutions can be deployed on-premise within the mobile service provider’s network or hosted in a mobile cloud environment. Our solutions enable mobile service providers to generate additional revenues by providing their subscribers with rich communications and cloud-based services similar to some of the most popular Over-The-Top (OTT) services, including:

•	carrier-grade (at least 99.999% reliable), integrated communications services, including voice calling, video calling and messaging;

•	a rich communications experience, with integrated one-to-one and group voice chat, video chat, messaging and sharing of content such as videos, images, links or locations;

•	a single identity across multiple devices and services, based on a subscriber’s mobile phone number, that allows seamless delivery of mobile services and applications globally;

•

interworking with legacy short message service (SMS), which is an older technology used to convey short text messages, multimedia messaging service (MMS), which is an existing technology allowing delivery of images in a relatively low-resolution format, and social networks; and

•

cloud-based delivery of next-generation mobile communications, including voice, video, enhanced messaging, which includes voice and video mail and interworking with social media platforms, and storage of mobile subscriber content and media.

We commenced operations in 2005 and began product sales in 2007. For the six months ended June 30, 2014, our revenue was $62.0 million, representing growth of 28.7% over the same period in 2013. For the year ended December 31, 2013, our revenue was $101.3 million, representing 37% year-over-year growth. For the year ended December 31, 2012, our revenue was $73.8 million, representing 53% year-over-year growth. For the year ended December 31, 2011, our reported revenue was $48.2 million, compared with $8.3 million for the year ended December 31, 2010, which growth includes the effect of our acquisition of Airwide Solutions in May 2011. In addition, our operating loss was $(4.5) million for the six months ended June 30, 2014, and was $(7.7) million, $(14.6) million, and $(20.5) million for the years ended December 31, 2013, 2012 and 2011, respectively.

Industry Background

The market for mobile communications services is evolving rapidly, characterized by the following trends:

Proliferation of Smartphones and Tablets. Global adoption of smartphones and tablets is in its early stages, and future growth is expected to accelerate as mobile subscribers increasingly rely on these powerful devices. A June 2014 IDC report estimates that smartphone vendors will ship a total of 1.2 billion smartphones in 2014, up 23.1% from the 1.0 billion units shipped in 2013, and forecasts that number to increase to 1.8 billion in 2018, representing a CAGR of 12.3%. Furthermore, a January 2014 IDC report estimates that there were 221 million tablets in use globally in 2013, and forecasts that number to increase to 386 million in 2017, representing a five-year CAGR of 21.8%. Despite increased usage of smartphones, a November 2013 Ericsson publication estimated that smartphones accounted for only 25% to 30% of total global mobile subscriptions, highlighting the potential for growth in smartphone usage.

Increased Use of Mobile Applications, Mobile Media and Cloud-Based Services. Smartphones and tablets are rapidly replacing desktop computers and laptops as the primary computing platform used for browsing the Internet, running software applications, accessing cloud-based services, and consuming media content such as streaming video and Internet radio. IDC estimates that the number of mobile application downloads will grow from 47.2 billion in 2012 to 187.0 billion in 2017, representing a CAGR of 32%. Many consumers are increasingly creating, sharing and accessing user-generated content, such as photos and videos, on their mobile devices through online services such as Facebook, Twitter, Instagram and YouTube. In addition, cloud-based storage is growing significantly as consumers purchase content from media services, such as Amazon, Apple and Google, and utilize online storage services to access their purchased content from multiple mobile device types. Furthermore, mobile subscribers are increasingly seeking more rich communication services, such as video chat, to enhance the communications experience on their mobile devices. These trends in consumer behavior related to mobile device usage are driving a substantial increase in the amount of mobile data traffic. The February 2014 Cisco report projects that monthly global mobile data traffic will increase 11 times between 2013 and 2018, representing a CAGR of 61%.

Mobile Service Provider Challenges

Proliferation of smartphones and tablets as well as increased use of mobile applications and cloud-based services by subscribers present the following challenges for mobile service providers:

Strain on Existing Network Resources. Faced with increased subscriber demand for bandwidth-consuming mobile applications and cloud-based services, mobile service providers need to cost-effectively deploy scarce spectrum and address capacity constraints. During times of peak usage, mobile service providers are often unable to deliver the expected level of service that subscribers demand, which results in subscriber dissatisfaction and increased subscriber turnover.

Competition from Over-The-Top / Web Services. Over-The-Top (OTT) applications compete with services that are, or could be, offered by mobile service providers, reducing revenue sources that traditionally have gone to mobile service providers. For example, OTT services such as WhatsApp, Skype, Apple Facetime and Blackberry Messenger, allow consumers to engage in rich communications experiences in a simple, easy-to-use interface. Mobile service providers need a solution to compete with these OTT services that provide free and feature-rich alternatives to traditional voice and SMS services. A November 2013 Ovum study estimated that mobile service provider SMS revenue lost in 2013 was $32.6 billion.

Need to Offer Subscribers Enhanced Services. As mobile voice service access has become commoditized, and average voice revenue per subscriber has decreased, mobile service providers are seeking to offer their subscribers new, differentiated services that increase revenue per subscriber, enhance customer satisfaction and improve subscriber retention. According to Infonetics, over the last five years, the average revenue per user for voice services in North America has declined 12% annually, while the average revenue per user for data services has increased nearly 16% annually. The result has been a decline in overall subscriber average revenue per user of 2% annually. To make up for the declining voice and text revenue, and to optimize the transition to data revenue, mobile service providers need to offer new services to provide enhanced communication experiences, including a converged communication experience across multiple mobile devices, to their subscribers, capitalizing on their inherent ability to provide a unique and unified communications experience.

Migration Path to 4G LTE. As mobile service providers migrate to 4G LTE, they will look to minimize capital expenditures and operational costs, while maximizing subscriber usage of their network. Mobile service providers are seeking a common solution platform that can address existing 2G and 3G network requirements without requiring additional investments and that can also be utilized for next-generation 4G LTE network introductions. We believe that mobile service providers want to avoid a complete replacement of their network elements but, at the same time, do not want to invest in disparate systems to support existing and 4G LTE networks. With the growth and adoption of 4G LTE, competition among mobile service providers will continue to intensify as subscribers seek an increasing number of high-quality services.

Benefits of 4G LTE

The next generation of mobile technology, broadly defined as 4G, includes Long Term Evolution (LTE), Worldwide Interoperability Microwave Access (WiMAX) and Evolved High Speed Packet Access (HSPA+) and can be extended to include Wi-Fi. 4G LTE has been developed to handle mobile data more efficiently and allows for faster, more reliable and more secure mobile service than existing 2G and 3G networks. The faster data transfer capabilities of 4G LTE networks enable mobile subscribers to use a wide variety of bandwidth-intensive software applications and cloud-based services with a rich mobile computing experience.

In addition to the benefits for mobile subscribers, 4G LTE technology is inherently more efficient and cost-effective, resulting in a better network infrastructure for mobile service providers. 4G LTE uses wireless spectrum more efficiently than existing 2G and 3G technology, creating more available bandwidth to expand network capacity and enabling mobile service providers to simultaneously offer higher speed data service and enhanced mobile communication services to their subscribers from a single, consolidated next generation network.

4G LTE offers the opportunity to fundamentally lower the cost of network operational centers by leveraging technologies widely used in the IT industry, such as Network Functions Virtualization (NFV), which refers to the deployment of telecommunications application software on virtualized hardware platforms. Such technologies drive down network cost and complexity and increase network flexibility and responsiveness.

4G LTE is a new architecture that enables mobile service providers to offer a wide range of new services across their networks. Mobile service providers can deliver device independent services over 4G LTE networks and offer a cloud-based subscriber experience that is comparable to communication services providers such as Facebook, Apple, Google and Skype. Mobile service providers will be able to offer a platform that third-party application developers can leverage to integrate new services through open network standards.

Market Opportunity

The development of 4G LTE is a generational change in technology for the mobile industry, a level of change that occurs approximately every ten years on average. Every generational change spurs a new investment cycle as mobile service providers seek to invest in equipment upgrades to support new standards. In the transition of communication services from 2G and 3G to 4G LTE, a complete change of infrastructure to deliver new services is required. Unlike 3G, migration to the next-generation 4G LTE standard is no longer an option, but rather a time-critical business priority for many mobile service providers globally.

According to May 2014 data from Ovum, by the end of 2013, 2G subscribers accounted for 68% of global wireless subscribers, but that proportion is projected to decline over the next five years as 3G and 4G LTE subscribers gain share. 4G LTE subscribers are forecasted to grow at a 50% CAGR between 2013 and 2019 according to the same source. As consumer demand for data and next-generation services continues to grow, we expect strong 4G LTE subscriber growth rates to continue beyond 2015.

Many mobile service providers are currently making the needed infrastructure investments to accommodate the growing subscriber demand for next-generation mobile communication services. We believe that the overall addressable market represented by our mOne® Convergence Platform represented an aggregate spend of $3.6 billion in 2013 and is forecast to reach $10.3 billion by 2018 according to Dell’Oro Group, Infonetics and Mind Commerce, representing a 23% CAGR. We believe 4G LTE network investments will accelerate as mobile service providers seek to meet growing subscriber demand.

Our Solutions

Our solutions, based on our mOne® Convergence Platform, enable mobile service providers to deliver IP-based voice, video, rich communications and enhanced messaging services over their existing 2G and 3G networks and next-generation 4G LTE networks. IP-based communication services, which involve the transmission of voice and text data using the more efficient Internet protocol that underlies the Internet, rather than through traditional and less efficient circuit-switched phone networks, are being developed and deployed today. These services are faster, more efficient and demand less spectrum than the circuit-based communication methods employed by existing 2G and 3G networks.

Our solutions are focused on delivering a seamless and intuitive communications experience to mobile subscribers and an integrated, flexible, differentiated platform for mobile service providers. We enable mobile service providers to capitalize on their IP-based network investments by efficiently and cost-effectively offering a broad range of services.

Our mOne® Convergence Platform offers our customers the following key benefits:

Comprehensive, Highly Configurable and Converged Communication Solution. The mOne® Convergence Platform enables mobile service providers to deploy any or all of a wide range of services. Some of these services include:

•	carrier-grade, integrated communication services, including voice calling, video calling and messaging over the same networks and devices;

•	a rich communications experience, with integrated one-to-one and group voice chat, video chat, messaging and sharing of content such as videos, images, links or locations;

•	a single identity across multiple devices and services that allows seamless delivery of mobile services and applications globally;

•	interworking with legacy SMS/MMS and social networks; and

•	a full suite of standards-defined wireless functions on a virtualized software platform that enables mobile service providers to address the growing quantity and complexity of mobile data.

Cloud-Based Implementation. The design of our software products enables mobile service providers to use cloud implementations to deliver next generation mobile communications, including voice, video, enhanced messaging and storage of mobile subscriber content and media. These solutions allow our customers to share capacity in a cloud deployment with commercial off-the-shelf servers for all services rather than deploying dedicated, proprietary hardware for each service. The key benefits of utilizing private clouds include more agile use of the network infrastructure, the ability to deploy, prove-in and scale new services rapidly using commercially available off-the-shelf hardware, combined with our software, without large up-front infrastructure costs, and avoiding the network upgrade costs associated with obsolescence of proprietary hardware. For example, Deutsche Telekom, one of the largest pan-European mobile service providers, has commercially launched our virtualized Rich Communication Services to provide joyn™ — an industry initiative that enables one-on-one and group chat services and the enhancement of voice calls through the sharing of multi-media content such as videos, pictures and music — on its own single common hardware platform for multiple national networks across Europe, thereby deploying its own mobile cloud environment. Although we offer to host our solutions in our own cloud-computing center for mobile service providers, we do not currently have any contracts to provide cloud-based hosting services.

Seamless Migration Path to 4G LTE. Historically, mobile service providers have made substantial investments in their existing networks, and these networks will continue to deliver communications and data services for many years into the future. Therefore, mobile service providers are looking for 4G LTE networking solutions that integrate with existing network standards to enable them to transition seamlessly to 4G LTE and cost-effectively optimize their infrastructure investments. Our solutions offer mobile service providers a cost-effective migration path to 4G LTE by supporting existing 2G and 3G networks and next-generation 4G LTE networks, eliminating the need to prematurely retire existing investments. Our platform features a comprehensive, standards-based set of interfaces to ensure a seamless integration into existing infrastructure that includes technology from multiple vendors, and can be deployed over a wide range of network types including 2G, 3G, LTE, WiMAX, HSPA+ and Wi-Fi.

Enable Data Networking Solutions based on Evolved Packet Core. As consumers transition to 4G LTE networks and mobile data traffic growth continues, mobile operators are looking for cost effective ways to manage the associated increase in capital investment necessary for the Evolved Packet Core network. Mavenir’s EPC is a software-based, carrier grade solution that can be deployed on cloud-based infrastructures using Network Functions Virtualization (NFV) to rapidly scale capacity and adapt to new deployment models. Mavenir’s EPC is based on a unique distributed architecture that splits control and bearer planes which optimizes packet processing and introduces capacity gains and cost efficiencies, as compared to conventional EPC solutions.

Ability to Improve Subscriber Experience and Deliver Revenue-Generating Services. Mobile service provider competition continues to exert downward pressure on the prices and profits associated with traditional voice, SMS and data services. To counteract this trend, mobile service providers can leverage our solutions to offer differentiated next-generation services that build customer loyalty, improve subscriber retention and generate additional revenues. When a mobile service provider offers a rich communications platform with multiple high-value services, its subscribers will be more likely to pay for these services, either by direct subscription or through increased data revenue, and less likely to switch providers.

Scalable Architecture and Carrier-Grade Reliability. Mobile service providers require networking solutions that enable deployment of networks covering large geographic areas and support millions of simultaneous end users with the traditional mobile telecommunications requirement of 99.999% availability. Additionally, mobile service providers need the flexibility to add capacity to support subscriber growth and increased network traffic as new, high-bandwidth services are introduced. Our solutions form a highly scalable carrier-grade platform that provides subscribers with high-quality service, as measured by the breadth of services offered and reliability, or lack of downtime. Our platform is fully compatible with the mobile industry’s standards and interoperability framework, allowing full compatibility across mobile service providers and geographies. Unlike OTT service providers, who cannot control quality or reliability of service because they do not own or control underlying access networks, mobile service providers using our solutions over their networks can deliver high-quality and consistent service to all subscribers.

Open Platform and Social Interworking. Our standards-based open solution architecture and Application Programming Interfaces (APIs) allow mobile service providers to develop or incorporate third-party enhancements, for example, by embedding messaging or voice calling capabilities within consumer applications such as shopping or banking applications. We enable mobile service providers to interconnect various OTT applications and social networking services so that a subscriber can engage in voice, video and rich messaging communications with anyone, anywhere, on any device or in any communications ecosystem. A subscriber can communicate with another subscriber through one central identity based on the subscriber’s mobile phone number, rather than having to worry about what specific application to use to connect with that other subscriber. Mobile service providers can leverage this neutral position and technology to bring more users into their networks.

Our Competitive Strengths

We are a leading provider of software-based telecommunications networking solutions that transform mobile networks to deliver enhanced new services to their subscribers globally. Because we have been first to market with solutions that enable many enhanced subscriber services, we have a broad customer base and our solutions have been field tested and proven in deployments with some of the largest mobile service providers in the industry. Our competitive strengths include the following:

First-Mover Advantage. Since our inception, we have developed significant expertise around solving the key challenges that mobile service providers face as they deploy next-generation networks and we have been first to market with solutions that enable many enhanced subscriber services. We have worked closely with many of our mobile service provider customers to understand their unique requirements and have developed platforms with the specific product features that are most relevant to help them achieve their strategic priorities. Decisions and deployments of network infrastructure and solutions require significant lead time, typically 12 to 24 months. Our past large-scale deployments for existing customers have increased our brand awareness and provided us with customer validations that serve as a significant competitive advantage as additional mobile service providers evaluate their next-generation communications solutions needs. Based on our deployments and contracts to date, we believe we have delivered significant industry ‘firsts’, such as the first commercial deployment of VoLTE, deployed by MetroPCS, and plan to continue to be a first mover.

Singular Focus on Next-Generation Communication Solutions. We are focused on innovating and selling next-generation IP-based voice, video, rich communications and enhanced messaging services to mobile service providers. Unlike many of our competitors, we are not encumbered by a product portfolio full of legacy solutions and an installed customer base that generates significant revenue and cash flow streams from legacy solutions. Rather, we can focus on selling transformational solutions to mobile service providers that enable them to take advantage of the inherent benefits of 4G LTE and offer services that increase revenue, improve subscriber satisfaction and reduce customer turnover. This offers us the ability to adapt quickly to mobile service provider requirements. As such, our software-only approach aligns with key technology trends including the shift towards virtualization and software defined networking and the migration to cloud-based deployments.

Modular Platform for Next-Generation Communication Solutions. Our mOne® Convergence Platform is based on a flexible software architecture that enables mobile service providers to provide IP-based voice, video, rich communications and advanced messaging applications to their subscribers. Our modular platform approach allows mobile service providers to selectively deploy the services they want for their subscribers, with the ability to add additional services and scale as needed. We believe that our ability to provide mobile service providers with customized deployment strategies, which allow them to gradually add services, gives us a significant competitive advantage.

Interoperability across Network Generations. Seamless and cost-effective migration of subscribers and services from 2G and 3G networks to 4G LTE networks can be achieved by bridging disparate technologies, while preserving existing investments, through intelligent gateways and interworking software. Our industry standards-based products support fully-integrated legacy interfaces, that enable mobile service providers to continue to use much of their existing core network infrastructure which is the centralized network of switches, routers and application services that deliver consumer services and includes elements such as subscriber databases, billing systems and intelligent network systems, without costly upgrades or replacements. Our ability to interoperate across traditional network boundaries mitigates the cost and complexity of deploying 4G LTE networks and accelerates time-to-market.

Technology Team. We believe our management team and the depth and diversity of our engineering and operations talent provide us with a competitive advantage. The extensive domain expertise of our engineering team is derived from its members’ combined experience in different areas of technology, including voice technology, software development, cellular/mobility applications, Internet Protocol networking, social networking and communications networks. Our solutions require expertise in the convergence of voice and data networking as well as the evolution of 2G and 3G technology to 4G LTE networks. Our expertise includes developing market-defining telecommunications products, implementing our solutions in small- and large-scale network environments, and supporting our global customer base from within our customers’ regional geographies.

Our Strategy

Our goal is to establish our position as the leading global provider of 4G LTE solutions. Initially we have incurred and will continue to incur significant sales and marketing expenses to capture new product opportunities principally from our existing customer base. Additionally, as we win these new product sales we expect to incur considerable product and employee related expenses for technology trials, market trials, initial testing and deployment of our solutions. As we expand our product footprint within our customers we expect significant expansion of business with these individual customers with considerably lower ongoing expenses. The resulting increased sales and improving margins driven by relative cost efficiencies are expected to drive improvement in our overall profitability. Key elements of our strategy include:

Leverage First-Mover Advantage to Increase Sales to Existing Customers and Grow Our Customer Base. We have the advantage of being a first-mover with innovative solutions that enable operators to efficiently address network challenges, with several major global mobile service providers having already chosen our solutions for their 4G LTE network needs. We are currently supplying 2G, 3G or next-generation 4G LTE solutions to twelve of the top twenty global mobile service providers, as measured by number of mobile device connections as of March 2014, and are in trials with one additional top twenty customer. For example, in August 2012, our solutions supported the launch of the first commercial VoLTE service. We believe that the experience and detailed technical knowledge that our employees obtained during the course of deploying our first-to-market services will be directly applicable to expanding new customer networks with our next-generation solutions. We intend to further capitalize on our early market success in deploying next-generation 4G LTE solutions and the strong relationships we have with mobile service providers to supply our existing customers with new product offerings as well as to gain new customers. For example, we provided legacy messaging solutions to MetroPCS initially and expanded the solutions we provide to that customer to include voice and messaging over LTE. As of June 30, 2014, our products were deployed with carriers having over a billion subscribers, of which approximately 123 million had LTE connections.

Extend our Technology Advantage Through Continued Innovation. We have a track record of providing differentiated solutions across both voice and messaging service domains. For example, our solutions enabled the first network with voice and messaging on LTE (MetroPCS). Also, we enabled Vodafone’s early market deployment of LTE circuit switch fallback, which enables support for voice and messaging services to LTE smartphones over mixed 2G, 3G and 4G LTE environments and therefore enables the early introduction of LTE smartphones onto mobile service provider networks. We will utilize the valuable insight into product and performance requirements that we have gained in our early market achievements in the transition from 2G and 3G to 4G LTE to continue to deliver market-leading solutions and features focused on 4G LTE services, with the ability to deliver operator-specific customizations and solutions and to deliver a full suite of integrated mobile communications that can be deployed through a cloud-based implementation. We believe our collaborative engagements with mobile service providers as they undergo the transition from 2G and 3G to 4G LTE have provided us with valuable insight into product and performance requirements in the past and have helped us stay ahead of our competition by enabling us to offer highly differentiated products, thereby extending our technology advantage.

Simplify Mobile Service Providers’ Transition to 4G LTE. Our solutions give mobile service providers the ability to deliver next-generation services over existing networks, which positions them to cost-effectively optimize the useful lives of their existing networks. Mobile service providers can then focus their investments on a seamless, cost-effective path from existing 2G and 3G networks to next-generation 4G LTE networks. We intend to continue delivering solutions that use existing 2G and 3G networks today, and then cost-effectively transition mobile service providers to 4G LTE networks in the future.

Leverage Virtualization Technology to Enable Cloud Computing and Service Deployment Flexibility. We believe that virtualization technology can be leveraged to build 4G LTE core networks on standard cloud computing platforms, significantly lowering the cost for network infrastructure equipment. As many of the largest mobile service providers pursue strategies to implement their own private cloud infrastructures, we intend to continue pioneering solutions for virtualized cloud-based environments. Virtualization also allows more agile use of network infrastructure and is an ideal approach to providing hosted services, which we can deliver for both small and large mobile service providers. For example Deutsche Telekom, one of the largest pan-European mobile service providers, has commercially launched our virtualized Rich Communication Services to provide joyn™ — an industry initiative that enables one-on-one and group chat services and the enhancement of voice calls through the sharing of multi-media content such as videos, pictures and music — on a single common hardware platform for nine different national networks across the continent, therefore deploying its own mobile cloud environment. Other virtualization benefits include the ability to rapidly deploy and test new services without large up-front infrastructure investments, as well as the flexibility to bundle application software together onto common hardware, thus lowering entry costs for smaller, regional mobile service providers. Although we offer to host our solutions in a cloud-computing center for mobile service providers, we do not currently have any contracts to provide hosted services.

Selectively Pursue Strategic Partnerships and Acquisitions. We intend to continue to expand our product and technology portfolio through opportunistic partnerships, business acquisitions and intellectual property transactions. For example, we recently announced a partnership with Ulticom to deploy our diameter routing agent solution in two western European networks of a top five global mobile service provider. In addition, we acquired Airwide Solutions in May 2011 to strengthen our mobile messaging solutions portfolio and expand our global market presence with additional locations in Europe, the Middle East and Africa (EMEA) and the Asia-Pacific region, in addition to significantly expanding our employee and talent base.

Expand into Adjacent Market Segments. As access networks converge towards all-IP, mobile service providers with solutions across wireless, wireline and enterprise see an opportunity for significant savings by consolidating infrastructure equipment into a single converged 4G LTE network. Given the technical complexities associated with mobile networks, and the standardization of solutions such as VoLTE and RCS, we believe that mobile service providers will ultimately choose to converge wireline, and to a lesser degree, enterprise onto the wireless 4G LTE network. With our expertise and first-mover advantage in VoLTE and RCS, we intend to provide converged solutions for adjacent market segments such as residential wireline, mobile center office exchange service (centrex) and enterprise.

Expand Our Global Footprint to Increase Sales Internationally. We intend to expand our presence in Asia and Latin America as 4G LTE adoption grows in those markets. We have recently won some reference customers in Asia and we intend to leverage this momentum and our track record of successfully deploying solutions with service providers in key developed markets to expand into emerging markets.

Our Products

Our products support services in two broad categories — Voice and Video and Enhanced Messaging — as shown in the illustration below. The products can be sold individually or packaged together as fully integrated solutions that we deliver to our customers. Revenues from our Voice and Video product group comprised 69.1% and 30.8% of our revenues for the six months ended June 30, 2014 and 2013, respectively, and 33.5%, 31.4% and 34.9% of our revenues for the years ended December 31, 2013, 2012 and 2011, respectively. Revenues from our Enhanced Messaging product group comprised 30.9% and 69.2% of our revenues for the six months ended June 30, 2014 and 2013, respectively, and 66.5%, 68.6% and 65.1% of our revenues for the years ended December 31, 2013, 2012 and 2011, respectively. The functions provided by our products are described below.

Voice and Video

Telephony Application Server, or TAS:

Our Telephony Application Server (TAS) is a standards-based highly scalable product that provides voice, video and supplementary services over broadband IP networks. Based on its unique convergence capabilities and flexible software packaging, TAS is designed to enable service parity and consistency with the legacy circuit-switched (CS) mobile network, as well as simplify and accelerate 4G LTE network deployments. Our TAS enables advanced mobile functionalities in 4G LTE networks and provides the seamless mobility needed while roaming across networks of different generations and access topologies.

TAS supports a rich suite of advanced IP services, such as HD audio, video conferencing, multi-device and multi-access, that mobile service providers can use to create a differentiated and compelling service offering for their subscribers. Mobile service providers can use TAS to provide the following services: VoLTE, VoWi-Fi, Fixed Mobile Convergence (FMC), Mobile Video Calling, Mobile Enterprise and Fixed Residential. TAS is essential to the roll out of next-generation voice and video services. For example, our TAS solution enabled the first-to-market launch of VoLTE by MetroPCS (now part of T-Mobile) in August 2012.

Voice over LTE Interworking Function, or VoLTE IWF:

Our Voice over LTE Interworking Function (VoLTE IWF) product is deployed as a simple, cost-effective overlay to legacy (circuit-switched) networks, enabling voice and SMS services across next-generation LTE networks. VoLTE IWF is a framework that removes dependencies and alleviates costly upgrades to legacy networks through support for two applications: Circuit-Switched Fallback (CSFB) enabling the early introduction of LTE smartphones using legacy networks and Single Radio Voice Call Continuity (SR-VCC) enabling VoLTE call continuity in the event a subscriber roams out of LTE coverage. Mobile service providers can implement CSFB as an interim solution to start offering LTE services right away, and later perform a software upgrade to enable SR-VCC functionality as a final solution for VoLTE, thereby avoiding any costly upgrades. Our VoLTE IWF framework also allows mobile service providers to address evolving LTE standards through software upgrades.

Media Resource Function, or MRF:

Our Media Resource Function (MRF) is a media processing engine that is deployed along with our TAS to provide real-time voice and mobile video services. The MRF provides intelligent video and audio transcoding to optimize service delivery, which becomes an essential capability when interconnecting voice and video services between the mobile service provider network and OTT applications. The MRF also performs adaptive policy-driven traffic shaping based on network conditions and device capabilities to manage the subscribers’ Quality of Experience (QoE), which OTT service providers cannot offer.

Mobility Application Server, or MAS:

Our Mobility Application Server (MAS) is a standards-based application server that provides service continuity as mobile devices roam in or out of cellular coverage areas. MAS can be deployed as a stand-alone product or can be fully integrated with TAS. MAS supports multimedia session continuity between different networks, such as Wi-Fi and cellular.

Call Session Control Function, or CSCF:

Our Call Session Control Function (CSCF) provides subscriber and session management services to the core network, including authentication functions and service orchestration, routing and delivery. Our CSCF framework is designed with the scalability, reliability and performance density needed for the significantly larger number of devices in wireless networks compared to wireline networks. Our CSCF is designed for deployment in multi-vendor networks with support for both open standard interfaces and the flexibility to work around non-standard third-party implementations, thus ensuring successful interoperability and rapid deployment of services.

Equipment Identity Register, or EIR:

Our Equipment Identity Register (EIR) allows operators to control access to mobile networks, deterring device theft and fraud, and enables provisioning of optimized services, such as transcoding and ringtones, based on device type. EIR has advanced administrative and customer management capabilities that allow mobile operators to block any blacklisted mobile equipment and to lock subsidized handsets to specific SIM cards to enforce subscriber contract agreements. Our EIR solution allows mobile service providers in North America to comply with a recently announced Federal Communications Commission mandate requiring mobile service providers to expeditiously disable mobile devices that are reported stolen. Our unified EIR solution allows global mobile service providers to support all 2G, 3G and 4G LTE devices on their networks using a single solution.

Unified Access Gateway, or UAG:

Our Unified Access Gateway (UAG) is a multi-application solution that is used to authenticate end-user access to the converged services network. Our UAG includes Session Border Controller (SBC) and other gateway functions that are needed to extend mobile operator services to a variety of IP devices and web browsers. The UAG supports all the requisite 4G LTE functional components needed to support mobility and roaming, while accessing VoLTE and RCS services. UAG is deployed at the edge of the mobile service provider network to secure service access, including traffic from other provider networks, and is a security gateway that supports key data encryption methods to ensure data integrity and protects the network against malicious attacks, such as denial of service.

System Architecture Evolution, or SAE, Gateways:

Our suite of System Architecture Evolution (SAE) Gateways includes: the Serving Gateway (SGW), which performs packet forwarding and mobility anchoring functions; the PDN Gateway (PGW) which provides connectivity to external data networks; the evolved Packet Data Gateway (ePDG) which provides secure access and enables data transmission from untrusted access networks, such as WiFi. Our SAE Gateways are designed with a uniquely distributed architecture that splits control and bearer planes which optimizes packet processing and introduces capacity gains and cost efficiencies, as compared to conventional Evolved Packet Core (EPC) solutions. Our SAE Gateways can optionally be integrated with our Session Border Controller to optimize the overall LTE architecture for voice and can be deployed on cloud-based infrastructure that provides mobile operators the flexibility and cost efficiencies needed to cope with burgeoning growth in mobile data traffic.

Mobility Management Entity, or MME:

Our Mobility Management Entity (MME) is the central control node in the EPC network and performs numerous control functions in the areas of mobility, security, roaming and policy control. Our MME offers exceptional flexibility and multi-dimensional scalability to handle high rates of signaling (allowing high rate of attaches, activations, Tracking Area Updates, handoffs, and paging) and subscriber density. Our MME can be fully virtualized and combined with our SAE Gateways to comprise the essential core elements needed for a complete 4G LTE data networking solution.

Enhanced Messaging

Rich Messaging Server, or RMS:

Our Rich Messaging Server (RMS) is a flexible IP messaging application server with intelligent routing, policy-driven services and multiple domain delivery capabilities that provides a complete suite of text, picture and instant messaging services on a single consolidated platform. RMS allows mobile service providers to seamlessly migrate legacy messaging services such as SMS and MMS to 4G, as well as offer new multimedia messaging services that are competitive with OTT messaging service providers.

RMS can be used by mobile service providers to provide the following services: LTE Messaging, Web Messaging, Converged IP Messaging (CPM) and RCS. With support for programmable interfaces, RMS allows operators to open up their messaging infrastructure to third-party application developers and introduce innovative new services at a rapid pace. Through the use of open APIs, RMS messaging services can be interworked to social networks to extend the reachability of the mobile service provider’s messaging services to include OTT communities.

Messaging Routers and Gateways:

Our portfolio of Messaging Routers and Gateways is based on a proven set of SMS and MMS messaging products that can be easily and rapidly deployed, and gives mobile service providers a comprehensive messaging solution for all of their messaging needs. Our Universal Messaging Repository (UMR) solution is a flexible, modular SMS messaging platform that provides intelligent, optimized routing features and policy-driven subscriber service profiles. The modularity of our UMR solution allows mobile service providers to deploy high-performance message routing, personalized SMS services and in-line security services such as content filtering. Our Messaging Router is an optimized routing solution for the growing machine-to-machine SMS market segment. Other products of ours, such as Messaging Firewall, Personal, Store and Rapid Service, protect mobile service provider infrastructures from security threats and provide differentiated messaging capabilities needed for high-value services such as mobile banking and client relationship management (CRM) systems. Our Messaging Gateway product is a multimedia messaging gateway that controls access to the network from third-party content providers for delivery of high-value SMS and MMS messaging services and content.

Presence and Resource List Server, or PRS:

Our Presence and Resource List Service (PRS) supports a rich suite of presence features that are optimized for deployment in mobile service provider networks. Presence features allow a user to share information, such as availability, pictures, or away messages, with authorized contacts in the user’s address book. PRS is designed with all the requisite features and functionality to support the RCS, providing both social presence and device capabilities discovery, and thus ensuring an optimum user experience for mobile subscribers.

PRS accepts, stores and distributes presence information, manages buddy and group lists, performs subscription authorization and enforces privacy rules. More importantly, PRS is scalable to cost-effectively support presence service for the mobile mass market through our network optimization capabilities.

XML Document Management System, or XDMS:

Our XML Document Management System (XDMS) is a high-performance and reliable database system that supports the management and storage of user-generated content such as icons, pictures and taglines, for social presence sharing and is used to store pre-defined group contact lists, such as a subscriber’s friends and family. Additionally, XDMS can also be used as a next-generation Network Address Book (NAB) that manages and stores a subscriber’s contacts, which can then be accessed from multiple devices, thereby enabling a cloud-based service model.

Technology and Architecture

Our technology has been designed to meet the challenges that mobile service providers face to evolve their networks to support next-generation services and devices. Our ability to interwork new technologies, such as 4G LTE, with the existing 2G and 3G core network infrastructure lowers investment cost for mobile service providers through continued use of legacy equipment, accelerates time-to-market by minimizing impacts on the surrounding network infrastructure and enables service parity across 2G, 3G and 4G LTE networks. Also, our ability to interwork 4G LTE with social networks and the support we provide for open APIs enables collaboration with OTT service providers, encourages new business models and extends the reach of the mobile provider’s services.

Our differentiated capability for service interworking is based on our mOne® Convergence Platform. The mOne® Convergence Platform is a carrier-grade software platform that enables rapid service development and service delivery across multiple network domains, including circuit-switch, IP, OTT and web-based access. The platform is comprised of three software layers — an applications and services layer, a functional layer and an interface abstraction layer. The applications and services layer provides application- or service-specific logic needed to support standards-based solutions such as VoLTE, RCS and CPM. The functional layer consists of discrete functional modules that are common to the various applications or services, such as billing, subscriber management, call preservation and routing. Finally, the interface abstraction layer provides the flexibility to connect any application or service to any multi-vendor network element over different types of network protocols, thereby providing convergence across disparate service domains.

Our ability to package multiple services and solutions across voice, video, messaging and presence on a single common platform reduces the cost and complexity of deploying 4G LTE-based networks. The mOne® Convergence Platform supports a wide range of applications and functionalities to deliver services over 2G, 3G and 4G LTE networks — such as VoLTE, LTE Messaging, Mobile Video, RCS and CPM — all on a single common platform and all with common management.

The mOne® Convergence Platform complies with all leading industry standards from key standards development organizations including the 3rd Generation Partnership Project (commonly known as 3GPP), the Internet Engineering Task Force (commonly known as IETF) and the Open Mobile Alliance (commonly known as OMA) and supports industry-standard open interfaces to connect with existing mobile access and core networks.

The mOne® Convergence Platform is a software-based platform that can be deployed on different types of commercial off-the-shelf (COTS) hardware platforms, including Advanced Telecommunications Computing Architecture (ATCA) hardware platforms, industry standard IT server and blade server hardware platforms and virtualized cloud environments, giving mobile service providers the flexibility to choose the solution that best suits their needs. Our technology makes use of NFV and enables mobile service providers to transition from telecommunications-specific purpose-built hardware platforms onto widely-available industry-standard general computing platforms, thereby significantly lowering costs.

Our technology is based on the following design principles:

•	Openness: Our products and solutions are based on leading industry standards and designed to be fully interoperable with third-party vendor equipment.

•	Flexibility: Our software is highly modular and can easily adapt to interwork with the wide variety of equipment typically found across different mobile service provider networks.

•	Innovation: Our unique convergence capabilities enable solutions that address deployment challenges and accelerate time-to-market.

•	Scalability: Our platform is designed to seamlessly scale to meet traffic growth requirements with minimal impact on network design and provisioning.

•

High Availability: Our platform is designed against any single point of failure, meeting or exceeding the traditional mobile telecommunications industry requirements for 99.999% availability. In addition, our solutions are designed for geographical redundancy which maintains network and service availability.

Customers

Our primary customers are mobile service providers that are deploying or seeking to deploy next-generation converged communications services, such as VoLTE and RCS, over 4G LTE networks. We sell our products directly and through channel partners and system integrators.

Our customer base consists of many of the world’s leading mobile service providers. Our solutions have been deployed in over 120 mobile networks globally. Our end customers include twelve out of the top twenty mobile service providers globally, as measured by the number of mobile device connections as of March 2014; these twelve customers have a combined total of 1.3 billion mobile device connections or approximately 20% of total global mobile device connections.

The following is a partial listing of our mobile service provider customers, including those who acquired our software through our channel partners, as of June 2014:

Americas	Europe	Asia and Australia
AT&T	Vodafone	Vodafone Australia
MetroPCS (now part of T-Mobile)	Tele2	Telstra
T-Mobile USA	Deutsche Telekom

We serve AT&T exclusively through a channel partner.

Revenue from customers located outside the United States represented 48% of our total revenue for the six months ended June 30, 2014, 58% of our total revenue in 2013, 54% of our total revenue in 2012 and 50% of our total revenue for the year ended December 31, 2011.

For the six months ended June 30, 2014, AT&T, Deutsche Telekom, T-Mobile USA and Vodafone together accounted for 62% of our total revenue. In 2013, AT&T, T-Mobile USA (including MetroPCS), and Deutsche Telekom accounted for approximately 20%, 20%, and 13%, respectively, of our total revenue. In 2012, AT&T, MetroPCS , T-Mobile USA and Vodafone accounted for 21%, 13%, 11% and 10%, respectively, of our total revenue. In 2011, T-Mobile USA, AT&T and Vodafone accounted for 25%, 14% and 11%, respectively, of our total revenue. No other end customer accounted for more than 10% of our revenue in those respective periods.

Customer Case Studies

The following customer case studies, all of which are commercially deployed, illustrate how our customers use and benefit from our solutions.

Vodafone

Problem: Vodafone, a major multinational mobile service provider, was deploying a 4G LTE network and sought a cost-effective and timely solution to introduce LTE smartphones quickly without having to perform time-consuming, costly and risky upgrades to the existing live network.

Solution and Benefits: Vodafone chose us because of our innovative solution because of our ability to offer an accelerated time-to-market in order to launch LTE smartphones with CSFB service in March 2012, allowing for IP services to be offered across existing networks. Our solution overlays Vodafone’s existing network rather than the conventional and more costly network upgrading approach, which allowed Vodafone to realize significant savings in capital investment by avoiding costly network upgrades. The mOne® Convergence Platform now enables Vodafone to quickly launch other new 4G LTE services such as VoLTE and RCS.

MetroPCS (now part of T-Mobile)

Problem: MetroPCS, a U.S. mobile service provider, was constrained by a lack of sufficient spectrum and sought a better network to address subscriber traffic growth and offer new and improved services. MetroPCS deployed 4G LTE as a more spectrally efficient access network on its limited spectrum and sought to increase capacity by moving subscribers and voice services from the existing voice network to the new LTE network, implementing VoLTE.

Solution and Benefits: MetroPCS chose our VoLTE solution because we developed an innovative and differentiated capability that we estimate allowed MetroPCS to launch six to nine months earlier than the timeframe offered by competitor solutions. Given the spectrum limitation issues facing MetroPCS, speed-to-market was critical. MetroPCS also chose us as the systems integrator, which entailed working with multiple third-party vendors to validate proper interworking between all components of the overall solution, as well as working with device manufacturers to verify handset interoperability. With our VoLTE solution and our professional services, MetroPCS became the first in the world to launch commercial VoLTE service in August 2012 and was able to begin migrating voice service to its 4G LTE network. Additionally, with our mOne® Convergence Platform deployed for VoLTE, MetroPCS was positioned to quickly launch new value-added RCS 5 services over 4G LTE, which they did less than three months later in October 2012, becoming the first service provider in the world to launch RCS 5.

Deutsche Telekom

Problem: Deutsche Telekom, a major European mobile service provider, planned the introduction of RCS services across its pan-European properties and sought a cost-optimized network solution by using virtualized carrier network technologies to harmonize its service delivery infrastructure and host services centrally in its home market.

Solution and Benefits: Deutsche Telekom chose our Converged Messaging solution based on the mOne® Convergence Platform for both RCS and LTE messaging applications. Our ability to fully integrate these messaging applications and implement them in a virtualized environment created two benefits for Deutsche Telekom. First, investment in disparate messaging applications (instant versus text messaging) is minimized since they are implemented on a common platform. Second, virtualization enables a cloud computing approach to hosting and provides significant cost savings. Another benefit to our Converged Messaging solution is that we are able to also integrate legacy SMS and MMS applications onto the same platform as well.

AT&T

Problem: AT&T, a major U.S. mobile service provider deploying a 4G LTE network, sought an innovative network solution to more effectively compete with services from Apple, Google and Skype. AT&T sought a solution that provided device- and domain-independent service delivery across multiple market segments, such as mobile and fixed.

Solution and Benefits: AT&T chose our mOne® Convergence Platform and our suite of enhanced messaging applications because of our ability to support multiple disparate messaging services on a single, converged platform. Our Converged IP Messaging (CPM) solution supports text, picture and instant messaging services and provides the intelligence in the network to ensure seamless interworking between subscribers on 2G, 3G and 4G LTE networks. With our solution, AT&T is able to store messages in the networks, which enables their subscribers to access their message archive, photo galleries and message conversation histories from any device over any of their supported access networks.

Customer Support and Services

We provide critical and hands-on support and services to our customers to define, deploy and operate the products and solutions we sell, which we believe is a critical component of our overall platform offering. Our support and services effort covers pre-sales technical consultation, specification and solution design, solution testing and certification, operation, post-sales maintenance and training.

The provision of a broad range of professional support services is an integral part of our business model. We offer services designed to deliver comprehensive support to our mobile service provider customers and channel partners through every stage of product deployment.

The services we provide to our customers include:

Customer Service and Technical Support. Our support organization provides 24-hour, 7 days a week, 365 days a year operational support to our customers. The support team and resources are strategically located within our customers’ geographical regions in order to deliver personalized and high-quality engineering and support capabilities. Our service and support team is dedicated to providing high quality and responsive support to ensure that our customers successfully deliver IP-based voice, video, rich communications and enhanced messaging services to their subscribers.

Professional Services. We offer a range of professional services to support every step of the deployment and use of our solutions: pre-installation services, installation, network monitoring and training. Our professional services group provides pre-installation services, such as service and architecture definition and pre-sales support, to help our customers identify the relevant set of services and the associated use cases that they require and better understand their customer-specific requirements. Our installation services include network design, project management, physical installation and commissioning. We integrate our solutions with other network components and back office management systems. Our expertise in all of these steps is critical to the successful launch of new services on 4G LTE, and we have differentiated experience based on the commercial launch of the first VoWi-Fi network and first VoLTE network. We also offer network monitoring services to assess network health and we provide recommendations for network expansions, upgrades, optimization and evolution. Finally, we provide detailed product documentation and training that are adapted to the specific network deployment of each customer.

Sales and Marketing

As of June 30, 2014, we had a total sales and marketing staff of 92 employees, with 40 located in the Americas, 29 located in Europe, the Middle East and Africa (EMEA) and 23 in the Asia-Pacific region. Our sales and marketing expenses were $15.1 million and $9.7 million in the six months ended June 30, 2014 and 2013, respectively, and $20.5 million, $20.6 million and $12.3 million in the years ended December 31, 2013, 2012 and 2011, respectively.

We market and sell our solutions directly to our customers through our sales force and indirectly through channel partner relationships.

Direct Sales. Our direct sales organization focuses on selling to leading mobile service providers throughout the world. The typical selling cycle begins with mobile service providers requesting information either informally or formally through a request for information (RFI) and/or request for proposal (RFP). In many instances, mobile service providers will first issue an open-ended RFI, then a more detailed and specific RFP. The RFP process includes assessment of responses as well as, in most cases, lab testing and potentially field testing of the service to be deployed. Our relationships with leading mobile service providers and experience in their labs have given us significant insight into their networks and their decision-making processes with respect to their deployment of solutions.

We maintain sales and support offices in several markets around the world, including the United States, Canada, the United Kingdom, India, Singapore, China and Australia, and we have sales personnel in an additional nine countries. The sales team is managed geographically and by key accounts to ensure appropriate focus on our global customer base. Given the large portion of mobile subscribers that are accounted for by the largest mobile service providers — the top twenty mobile service providers by subscribers globally have about 51% of the global subscribers — we are focused on addressing those large mobile service providers.

For the six months ended June 30, 2014 and 2013, 60% and 41% of our revenues resulted from our direct sales team. For the years ended December 31, 2013, 2012 and 2011 respectively, approximately 48%, 44% and 33% of our revenues resulted from our direct sales team.

Channel Partner Relationships. We have developed relationships with a number of channel partners, including Cisco Systems and other Value Added Resellers (VARs). These relationships have allowed us to reach a broader mobile service provider market than was possible through our direct sales efforts.

For the six months ended June 30, 2014 and 2013, 40% and 59% of our revenues resulted from our channel partner relationships. For the years ended December 31, 2013, 2012 and 2011, respectively, approximately 52%, 56% and 67% of our revenues resulted from our channel partner relationships.

Marketing. We market and promote our products and solutions through a series of coordinated efforts that include customer workshops, customer social events, participation on discussion panels at industry events, speeches, webinars and seminars for customers, industry analyst and press briefings, press releases, attendance at trade shows, demonstrations of product capabilities and trials, including early adopters programs and marketing collateral such as product briefs, solution briefs, advertising in trade journals, placed articles and white papers. These marketing activities are typical for the telecommunications industry. We also use social media, such as blogs and posts on Twitter and LinkedIn, to broadcast time-sensitive information of topical interest.

Research and Development

Our technology requires continued investment to maintain our market and technology leadership position. Accordingly, we believe that a strong research and development program is critical to our success. Our research and development efforts are focused on designing, developing and enhancing our products as well as the technology underlying our products, investigating new technologies, performing testing, quality assurance and certification activities with major operators and integrating our solutions with third-party products, if necessary.

Continued investment and innovation in research and development is critical to our business. As of June 30, 2014, we had approximately 534 engineering development personnel located in the United States, India, China and other countries. These personnel are skilled, with deep domain expertise in the diverse areas of telecommunications, IP networking, software development, web technologies, and have successfully delivered high-availability voice and video telephony applications leveraging cloud computing and open source software. We deliver end-to-end solutions combining our products and best-of-breed third-party components. This open approach is supported by a highly scalable software platform, flexible software architecture and a skilled employee base. Our delivery of the first operational VoLTE solution at MetroPCS (now part of T-Mobile) in a complex multi-vendor environment illustrates our position at the forefront of the technology space and our ability to execute in a demanding customer environment.

Our research and development expenses were $13.3 million and $11.5 million during the six months ended June 30, 2014 and 2013, and were $22.8 million, $23.3 million and $15.0 million during the years ended December 31, 2013, 2012 and 2011, respectively.

Competition

The market for mobile network infrastructure products and solutions is highly competitive and evolving rapidly. The market is subject to changing technology trends and shifting subscriber needs and expectations that lead our customers to introduce new services frequently. With the growth and adoption of 4G LTE technology, we expect competition to continue and intensify for all of our solutions, and in all of our target markets.

We believe there are a number of important factors to compete effectively in our market, including:

•	Voice, Video and Messaging Features. Mobile service providers are increasingly demanding a comprehensive set of solutions that includes closely integrated mobile voice, video and messaging features.

•

Solution Scalability and Robustness. The transition to 4G LTE technology is starting with small-scale deployments with the mobile service providers’ expectation of expanding the deployed services to address all subscribers over time. Mobile service providers are seeking solutions that can be grown seamlessly from the initial small-scale deployments for a subset of subscribers to full deployment for all subscribers and that have the required carrier-grade robustness.

•

Competitive Pricing. Total cost of ownership is one of the key attributes that mobile service providers evaluate when selecting a solution. With declining revenues for voice services and basic messaging, mobile service providers expect that the evolved networks will lower costs to deliver equivalent services, and provide the infrastructure necessary to deliver enhanced services, both now and in the future.

•

Flexibility and Responsiveness. Mobile service providers typically require functionality to be integrated into their networks on aggressive timelines to meet their desired service launch dates. Also, the specific features required for launch of new services varies among mobile service providers due to each provider’s unique network requirements and the new service set being launched. We believe it is critical that solutions providers have the flexibility to offer customized solutions and implementation approaches.

•

Market Recognition. The implementation of network infrastructure often ties mobile service providers into their chosen vendors for extended periods. As a result, mobile service providers tend to favor suppliers who are well-known, whose successes are demonstrated and whose reputations are well-established.

Our primary competitors consist of two broad categories:

•

Major network infrastructure providers. These competitors include Alcatel-Lucent, Ericsson, Nokia Solutions and Networks and Huawei. We believe that we are generally very competitive against these vendors because of the features we offer within our solutions, our flexibility in delivering solutions that are well optimized and deliver the specific feature set required for each mobile service provider’s unique network requirements, the timeliness of delivering solutions, and competitive pricing. We believe that the large infrastructure vendors generally face structural challenges to both support their legacy businesses and deliver the innovative next-generation solutions – challenges that we believe will prevent them from delivering the innovation that mobile service providers need to quickly launch new enhanced services.

•

Specialty solution providers. These competitors include solutions providers such as Acme Packet (recently acquired by Oracle), Broadsoft and Sonus Networks, voice providers such as Broadsoft and Metaswitch and messaging specialists such as Comverse and Acision. Each of these solution providers has the ability to deliver one communications medium but lacks the ability to deliver comprehensive communication solutions. We believe that we are very competitive against these vendors with the breadth of our voice, video and messaging solutions, the features we offer within each of the solutions, the timeliness of delivering the solutions, and competitive pricing. Additionally, we believe that we are becoming better known than these niche vendors as a leading provider of mobile communications solutions for next-generation 4G LTE networks and RCS services with the early successes we have earned with our customers.

We also compete with some of our channel partners that sell our Equipment Identity Register (EIR). We believe that the areas in which we compete with these channel partners will have no material impact on existing resale arrangements.

Our current and potential competitors may have significantly greater financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their products. Our competitors may have more extensive customer bases and broader customer relationships than we do, including relationships with our potential customers. In addition, these competitors may have longer operating histories and greater brand recognition than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to market and sell their products more effectively. Moreover, if one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our customer relationships and competitive position or otherwise affect our ability to compete effectively. For more information on the competitive risks we face, please read “Risk Factors — Risks Related to Our Business and Our Industry.”

Intellectual Property

Our success depends to a significant degree upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary confidentiality and other contractual protections. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and non-U.S. patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. As of June 30, 2014, we had been issued 19 U.S. patents and 24 non-U.S. patents. In addition, as of June 30, 2014, we had a total of 11 patent applications pending in the United States, and 28 pending non-U.S. patent applications. Many of the non-U.S. patents and applications are counterparts to the U.S. patents or certain of the U.S. patent applications.

Our U.S. patents are scheduled to expire at various dates between March 2021 and June 2031. The expiration dates of our pending U.S. patent applications, if those applications are issued as patents, will presently be as late as April 2034. Our non-U.S. patents are scheduled to expire at various dates between August 2021 and July 2028. The expiration dates of our pending non-U.S. patent applications if those applications are issued as patents, will presently be as late as October 2033.

Our registered trademarks in the United States consist of the Mavenir Systems® name, mOne®, AirMessenger® and Airwide®.

Our software is protected by U.S. and international copyright laws. We also incorporate a number of third-party software programs into our solutions, pursuant to license agreements. Our software is not substantially dependent on any third-party software, although it utilizes open source code.

In addition to the protections described above, we generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including nondisclosure agreements with employees, consultants, customers and vendors and other measures for maintaining trade secret protection. We license our software to customers pursuant to agreements that impose restrictions on the customers’ ability to use the software, including prohibitions on reverse engineering and limitations on the use of copies. We also seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute nondisclosure and assignment of intellectual property agreements and by restricting access to our source code. For information on the risks associated with our use and protection of intellectual property, please see “Risk Factors — Risks Related to Our Intellectual Property and Our Technology.”

Employees

As of June 30, 2014, we had 968 full-time employees, 534 of whom were primarily engaged in engineering, 92 of whom were primarily engaged in sales and marketing, 263 of whom were primarily engaged in providing implementation and professional support services and 79 of whom were primarily engaged in administration and finance. These employees are located in the United States, India, China, the United Kingdom, Canada, Australia, Finland, Croatia, Germany, Singapore, Malaysia, United Arab Emirates and other locations globally. While the laws of certain of the jurisdictions in which we have employees do not require employees to advise us of union membership, to our knowledge, none of our employees is represented by a labor union or covered by a collective bargaining agreement, except that all of our several employees located in Finland are covered by a collective bargaining agreement. We consider our relationship with employees to be good.

Facilities

Our principal offices occupy approximately 44,500 square feet of leased office space in Richardson, Texas. We also have an option to lease and a right of first refusal on an additional 14,125 square feet at our headquarters. The lease term for our headquarters runs through April 2019, and we have a one-time option to terminate the lease early in February 2018.

We also maintain sales, development or technical assistance offices in the following cities: Reading, United Kingdom; Espoo, Finland; North Sydney, Australia; Kuala Lumpur, Malaysia; Shanghai, China; Bangalore, India; Dubai; Bonn, Germany; and Zagreb, Croatia.

We believe that our current facilities are suitable and adequate to meet our current needs. We intend to add new facilities or expand existing facilities as we add employees, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Legal Proceedings

From time to time, we, our customers and our competitors are subject to various litigation and claims arising in the ordinary course of business. The software and communications infrastructure industries are characterized by frequent litigation and claims, including claims regarding patent and other intellectual property rights, claims for damages or indemnification for alleged breach under commercial supply or service contracts and claims regarding alleged improper hiring practices. From time to time we may be involved in various legal proceedings or claims but we are not aware of any pending or threatened legal proceeding against us that could have a material adverse effect on our business, operating results or financial condition.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our directors, executive officers and other key employees as of the date of this prospectus.

Name	Age	Position(s)
Executive Officers
Pardeep Kohli	49	President, Chief Executive Officer and Director
Terry Hungle	60	Chief Financial Officer
Terence McCabe	48	Chief Technology Officer
Bahram Jalalizadeh	53	Executive Vice President of Global Sales and Business Development
Ashok Kumar Khuntia	51	Executive Vice President, Engineering and New Product Introduction
Sam Garrett	55	General Counsel and Secretary

Key Employees
Ian Maclean	51	Vice President of Strategy and Marketing
Mahesh Shah	58	Vice President of Operations
Brett Wallis	43	Vice President of Systems Engineering
David Lunday	49	Vice President, Corporate Controller and Chief Accounting Officer
Carolyn Turner	53	Vice President of Human Resources

Non-Employee Directors
Benjamin L. Scott(2)(3)	64	Chairman of the Board of Directors
Ammar H. Hanafi(2)(3)	48	Director
Jeffrey P. McCarthy(1)	59	Director
Vivek Mehra(1)	50	Director
Hubert de Pesquidoux(1)(3)	48	Director
Venu Shamapant(2)	47	Director

(1)	Member of our Audit Committee
(2)	Member of our Compensation Committee
(3)	Member of our Nominating and Corporate Governance Committee

Executive Officers

Pardeep Kohli has been our President and Chief Executive Officer and a member of our Board of Directors since joining us in July 2006. Mr. Kohli brings to Mavenir Systems over 20 years of experience in the wireless industry. Prior to joining Mavenir Systems, Mr. Kohli served as co-founder, President and Chief Executive Officer of Spatial Communications Technologies, Inc. (known as Spatial Wireless), a privately owned developer of software-based mobile switching solutions, from January 2001 until Spatial Wireless was acquired by Alcatel (now Alcatel-Lucent) in December 2004. Following the acquisition of Spatial Wireless by Alcatel, Mr. Kohli led the continued expansion and success of the Spatial Wireless product as Senior Vice President of Alcatel’s Mobile Next Generation Network (NGN) business until June 2006. Mr. Kohli began his career at Siemens India and has served in various roles at NEC Corporation of America, a provider of network and communications products and solutions, DSC Corporation, a manufacturer of telecom products, Pacific Bell Mobile Services and Alcatel USA. Mr. Kohli holds a Bachelor’s degree in Electronics and Electrical Communications and a Master’s degree in Computer Science.

Terry Hungle has served as our Chief Financial Officer since joining us in April 2008. Mr. Hungle has over 30 years of business experience, principally in the telecommunications industry. Most recently, Mr. Hungle was the Chief Financial Officer of Navini Networks, Inc., a provider in the mobile WiMAX (Worldwide Interoperability for Microwave Access) broadband wireless industry, from January 2005 until its sale to Cisco

Systems in December 2007, and he remained in a transitional role following the acquisition until March 2008. Previously, Mr. Hungle was the Vice President of Corporate Planning of Spatial Wireless from January 2003 until Spatial Wireless was acquired by Alcatel (now Alcatel-Lucent) in December 2004. Mr. Hungle has held a number of senior finance and controllership positions, both domestically and internationally, including that of Chief Financial Officer for Nortel Networks (Nortel) and President of Finance for Nortel Networks Americas. In these positions, he has experience guiding and supporting business growth and development, defining business structures and leading projects that improved overall liquidity in operations and capital structuring. Mr. Hungle worked at Nortel for 21 years. Presently, Mr. Hungle also serves on the advisory board of Centina Systems, a privately held provider of network management solutions. Mr. Hungle began his finance career in 1974 with Imperial Oil Limited and in 1975 joined Peat, Marwick, Mitchell & Co., both in Canada. He holds a degree in Accountancy from the Saskatchewan Institute of Applied Arts and Sciences and is a Certified Management Accountant.

Terence McCabe was Chief Technology Officer at Airwide Solutions, a mobile messaging and wireless Internet infrastructure company, from January 2008, and has served as our Chief Technology Officer since we acquired Airwide Solutions in May 2011. Mr. McCabe joined Airwide Solutions in July 2004 and previously held the positions of President, Americas and Vice President of Research and Development at Airwide Solutions. While at Airwide Solutions, Mr. McCabe expanded and renewed the product development organization with the successful creation of an offshore research and development base in India, and he also drove the rapid adoption of information technology and open source technologies across Airwide’s product portfolio. From February 1996 to July 2004, Mr. McCabe was with Sema Group plc, an information technology services company, in senior positions including Vice President of Engineering and Chief Technology Officer. At Sema Group, Mr. McCabe oversaw software architecture, research and development, and product management in Europe and North America, focusing on messaging, prepaid, and value-added service applications based on wireless mobile network technologies. Mr. McCabe also led Sema Group’s participation in a number of standards organizations related to wireless communication. Prior to Sema Group, Mr. McCabe spent eight years with Digital Equipment Corporation working on realtime solutions, telecommunications and software usability. Mr. McCabe holds a degree in Computer Science from Trinity College in Dublin, Ireland.

Bahram Jalalizadeh is our Executive Vice President of Global Sales and Business Development. He joined Mavenir Systems in October 2006 as our Vice President of Sales and Marketing Development, was our Vice President of Business Development from August 2008 until August 2011 and then served as our Executive Vice President of Business Development and Strategic Accounts until the promotion to his current position in August 2013. Mr. Jalalizadeh has more than twenty-five years of executive management and engineering experience in the telecommunications industry, with an emphasis on wireless technology. Prior to joining Mavenir Systems, Mr. Jalalizadeh was the Vice President of Business Development and Marketing for Mobile Next Generation at Alcatel, where he oversaw global expansion and growth of Alcatel’s next generation wireless solutions, beginning in December 2004. From May 2001, he was the Vice President of Business Development at Spatial Wireless until it was acquired by Alcatel. At Spatial Wireless, Mr. Jalalizadeh was responsible for developing and executing a global market development and international sales strategy that enabled Spatial Wireless to become a leading provider of mobile switching technology solutions while competing with larger, more established telecommunications companies. Mr. Jalalizadeh previously served as a Director of Market Development for Nortel Networks. He holds an MBA from the University of Dallas and a Bachelor of Science in Electrical Engineering from the University of Oklahoma.

Ashok Kumar Khuntia joined us in September 2005. He left the company briefly in September 2007 to pursue a start-up communications technology company, and rejoined us in September 2008 as Senior Director of Engineering. He was promoted to his current position of Executive Vice President, Engineering and New Product Introduction in January 2014 after having served as Vice President of Engineering since June 2011. Mr. Khuntia brings more than 16 years of telecommunications experience leading research and development and system engineering projects, specializing in new product introduction and product evolution. Mr. Khuntia has been a key architect of our mOne® convergence platform. Before joining Mavenir Systems, Mr. Khuntia was a Senior

Architect at Cisco Systems from August 2000 to August 2005, where he was involved in the development of Cisco’s call server and BTS soft switch. Prior to Cisco Systems, Mr. Khuntia worked as a key technical architect for IPMobile Inc. (later acquired by Cisco), where he worked on a wireless bandwidth broker. Mr. Khuntia received a Bachelor in Technology in Mechanical Engineering from the National Institute of Technology, Rourkela in India and a Masters in Technology from the Indian Institute of Technology, Kanpur, in Industrial Management. Mr. Khuntia also holds an MBA degree from the University of Dallas.

Sam Garrett has been our General Counsel since joining Mavenir Systems in August 2011 and was elected as our Secretary in December 2012. From February 2007 through July 2011, Mr. Garrett was a solo practitioner in Dallas, and from March 2008 he also wrote for Bloomberg Law as a contractor for Special Counsel, Inc. Mr. Garrett began his career in 1985 with Sullivan & Cromwell LLP in New York and London. In 1990 he joined McGuireWoods LLP in Richmond, Virginia, where he became a partner in 1993. From October 2000 through March 2005, he was Counsel with Davis Polk & Wardwell LLP in London and New York. In July 2005, he became Of Counsel with Carrington, Coleman, Sloman and Blumenthal L.L.P. in Dallas, Texas. Mr. Garrett holds a B.A. from the University of Tennessee, where he was Phi Beta Kappa, and earned his law degree from Vanderbilt Law School, where he graduated first in his class. In between law school graduation and legal practice, Mr. Garrett clerked for Judge Albert Henderson on the United States Court of Appeals in Atlanta.

Key Employees

Ian Maclean has served as our Vice President of Strategy and Marketing since January 2013. He previously held roles as Vice President of Solutions Strategy from July 2011 until December 2012 and Senior Director of Sales Engineering, after joining Mavenir Systems in January 2007 as Director of Product Management. In his current role, Mr. Maclean is responsible for corporate strategy, portfolio management, global marketing and commercial pricing functions. Before joining us, he was a Senior Product Manager with Nortel Networks, working in the GSM/UMTS Product Management group, where he was responsible for driving Nortel’s Gateway GPRS Support Node (GGSN) product strategy, defining market requirements and managing an extensive customer base. Mr. Maclean started his career with Bell Northern Research in 1992 and held various roles in research and development and global operations before moving into product management at Nortel Networks. Mr. Maclean holds a B.S. in Electrical Engineering and a B.A in Political Science from the University of Missouri.

Mahesh Shah has been our Vice President of Operations since joining us in July 2011. Mr. Shah is a telecommunications industry veteran who brings over 25 years of telecommunications engineering and software development experience to Mavenir Systems. At DSC Communications, where he served as Senior Director of Engineering from June 1991 to July 1997, he was responsible for creating complex telecommunications products from concept to successful deployment. At Opthos, where he was a senior director from July 2000 to April 2002, he led the creation of an optical router product. At Spatial Wireless and Alcatel, where he was Senior Director of Engineering from May 2002 to July 2011, he was responsible for the mobile switching center (MCS) call server and the Rockets innovation program. The holder of several technical patents, Mr. Shah has been responsible for creating a number of complex telecommunications products from concept through to successful deployment. Mr. Shah has a B.S. in Electrical Engineering from Gujarat University in India.

Brett Wallis is our Vice President of Systems Engineering, where he brings more than 20 years of wireless telecommunications experience leading projects for research and development, system engineering and product management, specializing in new product introduction and product evolution. Before joining Mavenir Systems in March 2007, he served as Voice Core Solution Senior Architect at Nortel Networks from July 2005 to March 2007, where he was responsible for end-to-end solution architecture for the GSM/UMTS voice core products, and directed the evolution of Nortel’s legacy MSC into a Session Initiation Protocol enabled MSC Server. As a Solution Architect at Nortel, Mr. Wallis served as R&D liaison into product management, technical sales support and standards organizations and was responsible for all technical customer engagements. Prior to this, Mr. Wallis held other roles at Nortel in system architecture, software design and operations. Mr. Wallis received a Bachelor of Science in Engineering degree in computer engineering from Tulane University, where he was the valedictorian of the College of Engineering, and he holds an MBA from the University of Texas at Dallas.

David Lunday joined Mavenir Systems in August 2011 and is our Vice President, Corporate Controller and Chief Accounting Officer. From September 2009 to August 2011, Mr. Lunday was the Controller and then the Chief Financial Officer, North America, for Acision, a privately-held provider of mobile messaging products and solutions. From September 2008 to July 2009, he was the Controller for Revenue at Allegro Development, a leading provider of energy trading and risk management solutions for energy utilities, refiners, producers and traders, where he was responsible for leading all revenue-side functions. From August 2006 to September 2008, Mr. Lunday was the Corporate Controller, North America for Retalix, Ltd., a publicly-traded company specializing in software that automates retail, distribution and supply chain operations for retailers and distributors worldwide. Prior to joining Retalix, Mr. Lunday held managerial controller, finance and accounting positions with RealPage, Inc., a publicly-traded provider of property management software, GVI Security Solutions, a private distributor of professional security equipment, and Airband Communications, a privately held provider of fixed wireless Internet service. Mr. Lunday is a Certified Public Accountant and holds an M.S. and a B.B.A. in Accounting from the University of Texas at Arlington.

Carolyn Turner previously led the human resources department at Airwide Solutions from January 2004 and joined us as our Vice President of Human Resources when we acquired Airwide Solutions in May 2011. Ms. Turner brings 20 years of experience in all facets of human resources management in the high technology industry. Prior to joining Airwide Solutions, Ms. Turner held a variety of different staff and human resource management positions with SchlumbergerSema and its predecessor organizations. Before her career in human resources, Ms. Turner developed a foundation in the information technology industry by spending eight years working in the software industry as a developer, analyst, and project manager. Ms. Turner holds a B.Sc. with honors in Mathematics.

Non-Employee Directors

Ammar H. Hanafi has been a member of our Board since February 2007 and has been a General Partner of Alloy Ventures, a venture capital firm where he has focused on investments in cloud computing infrastructure and services, since February 2005. Mr. Hanafi joined Alloy Ventures from Cisco Systems, Inc., a multinational manufacturer of networking equipment, where he had been Vice President of New Business Ventures, leading new product efforts in the enterprise data center market since October 2002. Mr. Hanafi joined Cisco Systems in 1997 as a member of the Corporate Business Development Group and from 2000 to 2002, he was Vice President of Corporate Business Development at Cisco Systems, where he was responsible for Cisco’s acquisitions, acquisition integration, investment and joint venture activity on a global basis. Prior to Cisco, Mr. Hanafi held positions at PanAmSat Corporation, a global satellite services provider, and the investment banking firms of Morgan Stanley and Donaldson, Lufkin & Jenrette. Mr. Hanafi serves on the board of directors of the San Jose Education Foundation and on the boards of several privately held companies in the Internet media and network resources businesses. He holds a B.S. in Applied and Engineering Physics from Cornell University and an M.B.A. from Stanford University. Mr. Hanafi was selected to serve on our Board of Directors because of his professional and business development experience in the communications industry, as well as his substantial experience as a venture capitalist and as a director of a number of privately-held information technology companies.

Jeffrey P. McCarthy has been a member of our Board since April 2006. Since December 1998, Mr. McCarthy has served as a General Partner of North Bridge Venture Partners, a venture capital firm. Prior to joining North Bridge Venture Partners, Mr. McCarthy was Chief Executive Officer of New Oak Communications, a privately-held leading provider of virtual private network (VPN) switches that was acquired by Bay Networks. He previously held senior management positions at Cadia Networks, a developer of ATM concentrator products for the service provider marketplace, and Wellfleet Communications, an Internet router company. Mr. McCarthy also served on the board of A123 Systems (AONE), a publicly-traded developer and manufacturer of lithium ion phosphate batteries and systems, from December 2001 until October 2012 and he serves on the boards of directors of several private companies. Mr. McCarthy holds a B.S. in Business Administration from Northeastern University and an M.B.A. from Bentley University. Mr. McCarthy was selected to serve on our Board of Directors because of his extensive management experience in the communications technology industry as well as his substantial experience as a venture capitalist and as a director of a number of public and privately-held technology companies.

Vivek Mehra has served on our Board of Directors since May 2011. Since February 2003, Mr. Mehra has been a partner with August Capital, a venture capital firm. Prior to joining August Capital, Mr. Mehra co-founded Cobalt Networks, a provider of server appliances, in 1996, where he served as Chief Technology Officer and Vice President, Products. Cobalt Networks completed its initial public offering in November 1999 and was subsequently sold to Sun Microsystems, Inc., a computer products and software company, in December 2000. Mr. Mehra continued to serve with Sun Microsystems after the acquisition as Chief Technology Officer and General Manager of Sun’s Cobalt Business Unit until August 2002. Mr. Mehra serves and has served on the boards and board committees of a number of private companies. Mr. Mehra earned a B.S. in Electronics from Punjab University in India and an M.S. in Computer Engineering from Iowa State University. Mr. Mehra was selected to serve on our Board of Directors because of his professional experience in building and scaling startups, including founding and taking a company public, as well as his substantial experience as a venture capitalist and as a director of a number of privately-held information technology companies.

Hubert de Pesquidoux has served on our Board of Directors since January 2012. Most recently, Mr. de Pesquidoux served as Executive Partner at Siris Capital, a U.S.-based private equity firm. Mr. de Pesquidoux was Chief Financial Officer of Alcatel-Lucent from November 2007 to December 2008 and the President and Chief Executive Officer of the Enterprise Business Group of Alcatel-Lucent from November 2006 to December 2008. In his nearly 20-year career at Alcatel-Lucent (and its predecessor, Alcatel), Mr. de Pesquidoux’s executive positions included President and Chief Executive Officer of Alcatel North America (from June 2003 to November 2006); Chief Operating Officer of Alcatel USA; President and Chief Executive Officer of Alcatel Canada; Chief Financial Officer of Alcatel USA and Treasurer of Alcatel Alsthom. He joined Alcatel in 1991 after several years in the banking industry. Mr. de Pesquidoux has served as a member of the board of directors and chairman of the audit committee of Sequans Communications, a French telecommunications chip equipment maker traded on the New York Stock Exchange, since March 2011, as director and member of the audit committee of Radisys Corporation, a publicly traded provider of embedded wireless infrastructure solutions, since April 2012 and as a director and chairman of the audit committee of Criteo S.A., a publicly-traded online advertising solutions company, since October 2012. Mr. de Pesquidoux also previously served as Chairman of the Board and a member of the audit committee at Tekelec, a publicly traded provider of multimedia and mobile traffic solutions that was taken private in January 2012, and serves or has served on the boards of a number of private companies. Mr. de Pesquidoux holds a master’s degree in law from Nancy Law University, an MBA from the Institute for Political Studies (Sciences Po) in Paris and a DESS in International Affairs from Paris Dauphine University. Mr. de Pesquidoux was selected to serve as a member of our Board of Directors because of his extensive financial and operational experience in our industry and his experience on the boards of directors and audit committees of multiple public companies.

Benjamin L. Scott has served as a member of our Board since August 2006 and as Chairman of the Board since October 2007. During 2009, Mr. Scott co-founded LiveOak Venture Partners, a venture capital firm where he is a General Partner. Prior to this, Mr. Scott served as a Venture Partner with Austin Ventures, a venture capital firm, from May 2002 until June 2009. From January 2000 to May 2002, Mr. Scott served as a Partner with Quadrant Management, a venture capital firm. From October 1997 to November 1999, Mr. Scott served as the Chairman and Chief Executive Officer of IXC Communications, a public provider of data and voice communications services that is now known as Broadwing Communications. In the past, Mr. Scott has served as a senior executive with AT&T, PrimeCo and Bell Atlantic. Mr. Scott also served on the board of Active Power, Inc., a publicly traded designer and manufacturer of continuous power and infrastructure solutions from March 2002 until May 2013, including service as Chairman of the Board from February 2007 and service as chairman of the compensation committee and member of the nominating and corporate governance committee.

He also serves on the boards of directors of several private companies. He holds a B.S. in Psychology from Virginia Polytechnic Institute and State University. Mr. Scott was chosen to serve on our Board of Directors because of his extensive general management experience with large and with rapidly growing technology companies, including his past service as Chairman of mobile solutions providers Spatial Wireless and Navini Networks, as well as more than 10 years of experience in the venture capital industry, where he routinely provides strategic and financial guidance to emerging technology companies.

Venu Shamapant has been a member of our Board since April 2006 and is a General Partner with LiveOak Venture Partners. Prior to co-founding LiveOak Venture Partners, Mr. Shamapant had been a General Partner with Austin Ventures since 2005, having joined Austin Ventures in 1999. He has previously worked with and served on the boards of directors of several private companies in the sectors of enterprise solutions, communications infrastructure, semiconductors, technology-enabled services and infrastructure and mobile software. Mr. Shamapant began his career as a software developer and engineering lead at Mentor Graphics, a design automation company, and, prior to joining Austin Ventures, was with McKinsey & Co. serving clients in the enterprise systems and software markets. Mr. Shamapant holds an M.B.A. from Harvard Business School, an M.S. in Computer Engineering from the University of Texas at Austin and a B.S. in Electronics and Communications Engineering from Osmania University in India. Mr. Shamapant was selected to serve on our Board of Directors because of his professional experience, including his professional experience in building and scaling startups, as well as his substantial experience as a venture capitalist.

Board Composition

Our Board of Directors currently consists of seven members. All of our current directors were initially elected or appointed in accordance with the terms of an amended and restated investors’ rights agreement among us and certain of our stockholders. The voting provisions of this amended and restated investors’ rights agreement terminated upon the completion of our November 2013 initial public offering, and there are currently no contractual obligations regarding the election of our directors. Our current directors will continue to serve as directors until their resignation or until their successors are duly elected by the holders of our common stock.

In accordance with the terms of our amended and restated certificate of incorporation and our amended and restated bylaws, the Board of Directors will be divided into three classes, Class I, Class II, and Class III, with each class serving staggered three-year terms. At each annual meeting, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The members of the classes are divided as follows:

•	the Class I directors are Messrs. McCarthy and Mehra, and their term will expire at the annual meeting of stockholders to be held in 2017;

•	the Class II directors are Messrs. Hanafi and Shamapant, and their term will expire at the annual meeting of stockholders to be held in 2015; and

•	the Class III directors are Messrs. de Pesquidoux, Kohli and Scott, and their term will expire at the annual meeting of stockholders to be held in 2016.

Our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the Board of Directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the Board of Directors may have the effect of delaying or preventing changes in our management or a change in control of us.

Our directors may be removed only for cause by the affirmative vote of the holders of two thirds of our outstanding voting stock.

Board Independence

Our common stock trades on the New York Stock Exchange. Under NYSE rules, independent directors must comprise a majority of a listed company’s board of directors within twelve months from the date of listing. In addition, NYSE rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent within twelve months from the date of listing. Audit committee members must also satisfy additional independence criteria, including those set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under NYSE rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a material relationship with the company. In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the Board of Directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries, other than compensation for board service; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our Board of Directors has undertaken a review of its composition and that of its committees as well as the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our Board of Directors has determined that none of our non-employee directors — Messrs. Scott, Hanafi, McCarthy, Mehra, de Pesquidoux and Shamapant — has a material relationship with us and that each of these directors is “independent” in accordance with the rules of the New York Stock Exchange and the SEC. In making that determination, our Board of Directors considered the relationships that each of those non-employee directors has with us and all other facts and circumstances the Board of Directors deemed relevant in determining independence, including the potential deemed beneficial ownership of our capital stock by each non-employee director, including non-employee directors that are affiliated with certain of our major stockholders.

Board Committees

Our Board of Directors has an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee consists of Hubert de Pesquidoux (chairman), Jeffrey P. McCarthy and Vivek Mehra. The functions of the audit committee include:

•

appointing our independent registered public accounting firm and being directly responsible for the compensation, retention and oversight of the independent registered public accounting firm, who will report directly to the audit committee;

•

reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services, including the fees to be paid for those services;

•	reviewing our annual and quarterly financial statements and reports and discussing the financial statements and reports with our independent registered public accounting firm and management;

•	reviewing and approving all related person transactions;

•

reviewing with our independent registered public accounting firm and management significant issues that may arise regarding accounting principles and financial statement presentation, as well as matters concerning the scope, adequacy and effectiveness of our internal controls over financial reporting;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding internal controls over financial reporting, accounting or auditing matters; and

•	preparing the audit committee report for inclusion in our proxy statement for our annual meeting.

All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE. Our Board of Directors has determined that Mr. de Pesquidoux, an independent director, qualifies as an audit committee financial expert within the meaning of applicable SEC regulations. In making this determination, our Board of Directors considered the nature and scope of experience that Mr. de Pesquidoux has previously had with public reporting companies, including service as Chief Financial Officer of a large public company and service on public company audit committees. Our Board of Directors has determined that all of the current members of our audit committee satisfy the relevant independence requirements for service on the audit committee set forth in the applicable rules of the NYSE and the SEC. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

Mr. de Pesquidoux currently serves on the audit committees of three other publicly-traded companies in addition to ours. Pursuant to applicable NYSE rules, our Board of Directors has determined that Mr. de Pesquidoux’s service on these other audit committees does not impair his ability to effectively serve as the chairman of our audit committee.

Our Board of Directors has adopted an audit committee charter. We believe that the composition of our audit committee, and our audit committee’s charter and functioning, will comply with the applicable requirements of the NYSE and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

The full text of our audit committee charter is posted on the investor relations portion of our website at http://investor.mavenir.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it a part of this prospectus.

Compensation Committee

Our compensation committee consists of Benjamin L. Scott (chairman), Ammar H. Hanafi and Venu Shamapant. The functions of the compensation committee include:

•

determining the compensation and other terms of employment of our Chief Executive Officer and other executive officers and reviewing, developing and recommending to our Board of Directors our performance goals and objectives relevant to that compensation;

•

administering and implementing our incentive compensations plans and equity-based plans, including approving option grants, restricted stock and other awards for non-executive officer employees and recommending to our Board of Directors such plans and awards for executive officers;

•

evaluating and recommending to our Board of Directors incentive compensation plans, equity-based plans and similar programs advisable for us, as well as modifications or terminations of our existing plans and programs;

•

reviewing, developing and recommending to our Board of Directors the terms of any employment-related agreements, severance arrangements, change-in-control and similar agreements or provisions with our Chief Executive Officer and other executive officers;

•

reviewing and discussing the Compensation Discussion & Analysis required in our annual report and proxy statement with management and determining whether to recommend to our Board of Directors the inclusion of the Compensation Discussion & Analysis in the annual report or proxy, to the extent that the Compensation Discussion & Analysis is required by SEC rules; and

•	preparing a report on executive compensation for inclusion in our proxy statement for our annual meeting, to the extent required by SEC rules.

Each member of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986. Furthermore, our Board of Directors has determined that each of Messrs. Scott, Hanafi and Shamapant satisfy the independence standards for compensation committee membership established by the SEC and the listing rules of the NYSE, as applicable.

Our Board of Directors has adopted a compensation committee charter. We believe that the composition of our compensation committee, and our compensation committee’s charter and functioning, will comply with the applicable requirements of the NYSE and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

The full text of our compensation committee charter is posted on the investor relations portion of our website at http://investor.mavenir.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it a part of this prospectus.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Ammar H. Hanafi (chairman), Hubert de Pesquidoux and Benjamin L. Scott. The functions of the nominating and corporate governance committee include:

•	evaluating director performance on the Board of Directors and applicable committees of the Board of Directors;

•	reviewing, developing and recommending to our Board of Directors the cash and equity compensation to be paid to our non-employee directors;

•	identifying, recruiting, evaluating and recommending individuals for membership on our Board of Directors, the audit committee and the compensation committee;

•	considering questions of independence or possible conflicts of interest (other than related person transactions) of members of our Board of Directors or our executive officers;

•	evaluating nominations by stockholders of candidates for election to our Board of Directors;

•	reviewing and recommending to our Board of Directors any amendments to our corporate governance documents; and

•	making recommendations to the Board of Directors regarding management succession planning.

Our Board of Directors has determined that Messrs. Hanafi, de Pesquidoux and Scott each satisfy the independence standards for nominating and corporate governance committee members established by the SEC and the listing standards of the NYSE, as applicable.

Our Board of Directors has adopted a nominating and corporate governance committee charter. We believe that the composition of our nominating and corporate governance committee, and our nominating and corporate governance committee’s charter and functioning, will comply with the applicable requirements of the NYSE and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

The full text of our nominating and corporate governance committee charter is posted on the investor relations portion of our website at http://investor.mavenir.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it a part of this prospectus.

Compensation Committee Interlocks and Insider Participation

During 2013, our compensation committee consisted of Benjamin L. Scott (chairman), Ammar H. Hanafi and Venu Shamapant. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our Board of Directors or our compensation committee.

Code of Business Conduct and Ethics

Our Board of Directors has adopted a Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics applies to all of our employees, officers, agents and representatives, including directors and consultants.

Our Board of Directors has also adopted an additional Code of Ethics for our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer. This Code of Ethics, applicable to the specified officers, contains additional requirements including a prohibition on personal loans from the company (except where permitted by, and disclosed pursuant to, applicable law), and a requirement to review reports to be filed with the SEC.

We intend to disclose any future amendments to certain provisions of our Code of Business Conduct and Ethics and our Code of Ethics for our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer, or waivers of those provisions, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions or our directors on our website identified below. The full text of our Code of Business Conduct and Ethics and our Code of Ethics for our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer can be found on our website at http://investor.mavenir.com. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus, and you should not consider that information a part of this prospectus.

Non-Employee Director Compensation

Prior to our November 2013 initial public offering, we did not compensate our non-employee directors that are affiliated with our stockholders for their service on our Board of Directors. We also have not previously, and do not currently, provide separate compensation to our directors who are also our employees, such as Mr. Kohli, our President and Chief Executive Officer.

Following our initial public offering, each non-employee director receives an annual fee of $20,000, and the Chairman of the Board will receive an additional annual fee of $20,000. Independent non-employee directors will receive an additional $5,000 annually for serving on the audit committee of our Board of Directors and an additional $3,000 annually for serving on the compensation committee or the nominating and corporate governance committee of our Board of Directors. The chairman of our audit committee will receive an additional $12,000 annually, the chairman of our compensation committee will receive an additional $10,000 annually and the chairman of our nominating and corporate governance committee will receive an additional $7,500 annually. Our independent non-employee directors also receive equity awards as described under “Executive Compensation — Benefit Plans — 2013 Equity Incentive Plan — Automatic Director Awards.”

The compensation paid to each of our non-employee directors in 2013 is set forth below. Pardeep Kohli, our President and Chief Executive Officer, receives no separate compensation for serving as a director.

Name	Fees earned or paid in cash ($)(1)	Option Awards ($)(2)(3)	All Other Compensation ($)	Total ($)
Benjamin L. Scott (Chairman)	$8,556	$192,500	$75,000(4)	$276,056
Ammar H. Hanafi	5,118	192,500	—	197,618
Jeffrey P. McCarthy	3,819	192,500	—	196,319
Vivek Mehra	3,819	192,500	—	196,319
Hubert de Pesquidoux	6,111	37,856	—	43,967
Venu Shamapant	3,513	192,500	—	196,013

(1)	Cash fees paid for Board and/or committee service reflect a partial year of service beginning upon the completion of our initial public offering in November 2013.
(2)	Amounts represent the aggregate grant date fair market value of stock options granted during 2013, computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718. Assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 11 to the audited consolidated financial statements of Mavenir Systems, Inc. and subsidiaries, included in our Annual Report on Form 10-K for the year ended December 31, 2013 and incorporated by reference into this prospectus.
(3)	As of December 31, 2013, the aggregate number of shares subject to outstanding equity awards held by our non-employee directors was:

Name	Stock Options
Benjamin L. Scott (Chairman)	56,428
Ammar H. Hanafi	35,000
Jeffrey P. McCarthy	35,000
Vivek Mehra	35,000
Hubert de Pesquidoux	42,023
Venu Shamapant	35,000

(4)	Prior to our initial public offering in November 2013, Mr. Scott received a monthly retainer of $7,500 for service as Chairman of our Board of Directors. The amount above reflects monthly payments under this arrangements for the first ten months of 2013 prior to our initial public offering. This arrangement was terminated upon our initial public offering and replaced by the director compensation program described above.

We provide reimbursement to our non-employee directors for their reasonable expenses incurred in attending meetings of our Board of Directors and committees of our Board of Directors. Directors are also entitled to the protection provided by their indemnification agreements and the indemnification provisions in our amended and restated certificate of incorporation and bylaws.

Director Stock Ownership Guidelines

Our Board of Directors has adopted stock ownership guidelines applicable to our non-employee directors. These guidelines require each non-employee director to own shares of our common stock having a value of at least three times that non-employee director’s regular cash retainer within five years from the later of (i) the completion of our November 2013 initial public offering or (ii) the director’s initial election to our Board. Shares held by a stockholder with whom a director is employed or affiliated as well as vested and exercised equity awards and shares held in entities for the benefit of a director or his or her immediately family will count towards this requirement.

Limitations on Liability and Indemnification Agreements

As permitted by Delaware law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, a director exercise an informed business judgment based on all material information reasonably available to him or her. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payments of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as injunctive relief or rescission. These provisions will not alter a director’s liability under other laws, such as the federal securities laws or other state or federal laws. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Delaware law, our amended and restated bylaws also provide that:

•	we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law;

•	we must advance expenses to our directors and officers, and may advance expenses to our employees and other agents, in connection with a legal proceeding to the fullest extent permitted by law; and

•	the rights provided in our amended and restated bylaws are not exclusive.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director or officer, then the liability of our directors or officers will be so eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification. We have obtained such insurance.

In addition to the indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into separate indemnification agreements with each of our directors and executive officers, which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, expenses, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

This description of the indemnification provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is qualified in its entirety by reference to these documents, each of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows the compensation awarded or paid to, or earned by, our Chief Executive Officer and our two other most highly compensated executive officers for the year ended December 31, 2013. We refer to these three executive officers in this prospectus as our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Nonequity Incentive Plan Compensation ($)(2)	All Other Compensation ($)	Total ($)
Pardeep Kohli, President and Chief Executive Officer	2013	380,000	—	1,115,714	214,776	—	1,710,490
	2012	360,000	—	—	114,000	—	474,000
Terry Hungle, Chief Financial Officer	2013	270,000	—	275,000	127,170	—	672,170
	2012	256,667	—	—	64,800	—	321,467
Bahram Jalalizadeh, Executive Vice President of Global Sales and Business Development	2013	250,000	—	296,780	352,359	—	899,139
	2012	210,000	—	—	230,684	—	440,684

(1)	We calculate the values of option awards based on the aggregate grant date fair market value of stock options, computed in accordance with FASB ASC Topic 718. Assumptions used in calculating the fair market value of stock options are described in Note 11 to the audited consolidated financial statements of Mavenir Systems, Inc. and subsidiaries, included in our Annual Report on Form 10-K for the year ended December 31, 2013 and incorporated by reference into this prospectus.
(2)	These amounts represent payments approved by our compensation committee and our Board of Directors and paid to the named executive officers under our Executive Bonus Plan in the case of Messrs. Kohli and Hungle and under our Sales Commission Plan in the case of Mr. Jalalizadeh. See “— Cash Awards Under the Executive Bonus Plan” and “— Cash Awards Under the Sales Commission Plan” below.

Cash Awards under the Executive Bonus Plan

In 2013, Messrs. Kohli and Hungle participated in, and were eligible for cash awards under, our Executive Bonus Plan, or the EBP. The EBP was a performance-based compensation program adopted by our Board of Directors in May 2013 upon the recommendation of our compensation committee. The EBP was administered by our compensation committee, with final approval of awards to Messrs. Kohli and Hungle reserved for our Board of Directors, and provided for annual cash awards to the participants designated by the plan administrator.

Payments of cash awards under the EBP were based on the achievement of certain company and individual financial and performance objectives established in advance by our compensation committee and approved by our Board of Directors. Under our EBP, the performance targets were based on revenue, operating income (loss) and individual achievements of our executives, as determined by our Chief Executive Officer and our Chief Financial Officer and reviewed, revised and approved by our Board of Directors. While the Board of Directors took account of the performance and financial objectives set forth in the EBP in determining awards to be paid, the ultimate payment of awards relating to the financial objectives in the EBP was discretionary on the part of the Board of Directors. The Board of Directors also retained authority under the EBP to change performance metrics or weighting factors at any time in its sole discretion, based on changes to our strategy or performance, or material events related to our capital structure such as an acquisition or significant financing.

The EBP provided for availability of awards if certain company-wide financial targets were achieved at certain minimum threshold levels, with increasing payouts on a pro-rated basis based on improved achievement up to specified maximums. The threshold, target and maximum levels of achievement and the corresponding percentage payouts to Messrs. Kohli and Hungle under the EBP were as follows:

	Threshold		Target		Maximum
Performance Objective	Achievement	Percentage Payout	Achievement	Percentage Payout	Achievement	Percentage Payout
Revenue	$81.6 million	50%	$96.0 million	100%	$144 million	200%
Operating Income (Loss)	$(6.8) million	50%	$(2.3) million	100%	$2.5 million	200%

The weighting of the various objectives to be used under the EBP to determine the target cash payment to Messrs. Kohli and Hungle was as follows:

Performance Objective	Target Level	Weighting
Revenue	$96.0 million	50%
Operating Income (Loss)	$(2.3) million	30%
Management Objectives	(1)	20%

(1)	Management objectives for Mr. Kohli, our President and Chief Executive Officer, were (i) the achievement of quarterly revenue objectives and (ii) the development of a plan for addressable market and product expansion as well as customer outreach. Management objectives for Mr. Hungle, our Chief Financial Officer, were (i) the achievement of quarterly revenue objectives and (ii) reducing our non-payroll related expenses.

For the year ended December 31, 2013, we had revenues of $101.3 million and GAAP operating loss of $(7.7) million. Our revenues exceeded the target of $96.0 million under the EBP, and our GAAP operating loss did not meet the threshold level of $(6.8) million specified in the EBP.

In March 2014, our compensation committee and Board of Directors reviewed our fiscal 2013 performance against these objectives in order to determine EBP awards to Mr. Kohli and Mr. Hungle. During this review, our Board of Directors, on the recommendation of the compensation committee, approved certain adjustments to the calculation of the operating income (loss) performance objective as a result of certain expenses related to our initial public offering completed in November 2013 because those expenses had not been reflected in the 2013 operating plan as originally developed. These adjustments resulted in an adjusted operating loss figure of $(5.7) million. The Board, on the recommendation of our compensation committee, therefore determined that (i) the company had exceeded the performance objective target for revenue, (ii) the company had achieved the threshold level for partial payout for operating income (loss) after taking into account the adjustments noted above related to IPO costs, and (iii) Messrs. Kohli and Hungle had each fully achieved the MBO goals described above. The Board therefore determined to award a payout in excess of 100% with respect to the revenue target, a partial payout with respect to the operating income (loss) objective, and a full payout with respect to the MBO goals. Each performance objective was measured independently of the other objectives. In making these determinations, the Board of Directors also considered Mr. Kohli’s and Mr. Hungle’s respective overall performance and contribution to our company as well as our company’s overall performance in 2013.

The target amounts to be paid to each of Messrs. Kohli and Hungle under the EBP and the actual amounts paid in March 2014 for 2013 performance are set forth in the table below.

The target amounts achievable by each of Messrs. Kohli and Hungle under the EBP and the actual amounts paid in March 2014 for 2013 performance are set forth in the table below.

Named Executive Officer	Target Cash Incentive ($)	Actual Amount Paid ($)
Pardeep Kohli	228,000	214,776
Terry Hungle	135,000	127,170

Cash Awards under the Sales Commission Plan

Bahram Jalalizadeh, our Executive Vice President of Global Sales and Business Development participated in, and was eligible for cash awards under, our Sales Commission Plan, or SCP. Our SCP was administered by a special committee consisting of our Chief Executive Officer and our Chief Financial Officer with overall supervision by our compensation committee, particularly with respect to awards paid to Mr. Jalalizadeh. The SCP provided for periodic cash awards to the participants designated therein.

Payments of cash awards under the SCP were based on the achievement of established targets with respect to customer orders as well as additional key sales objectives. The targets were established by the committee administering the SCP, and were subject to adjustment in the discretion of the committee including to reflect market conditions, other factors beyond our or the participants’ control or any other factors that the committee considers relevant. In addition, the SCP included new account incentives, which provided for flat quarterly cash payments to certain participants who participated in the successful acquisition of a new customer account in excess of $500,000. The SCP also provides for special bonuses to be paid for the achievement of certain specific marketing or sales objectives that may be announced from time to time by the committee administering the SCP.

Mr. Jalalizadeh’s total incentive payment earned in 2013 under the SCP was $352,359. Mr. Jalalizadeh’s incentive payment under the SCP was calculated based on his achievement of his bookings, new channel partner relationships and new customer attainment goals. Mr. Jalalizadeh was entitled to sales commission payments in the aggregate, prorated based on the percentage achievement of his sales goals.

Option Grants to Our Named Executive Officers in 2013

On January 23, 2013, our Board of Directors, upon the recommendation of our compensation committee, approved the grant to Mr. Jalalizadeh of an option to purchase 35,714 shares of our common stock at an exercise price of $7.77 per share. Our compensation committee and our Board of Directors considered the expected importance of Mr. Jalalizadeh’s contribution to meeting our company’s 2013 goals for sales of our products and the importance of retaining his services in determining to grant this additional equity incentive compensation.

This option was granted pursuant to our 2013 Equity Incentive Plan and was issued using our standard exercise form of stock option agreement. This option is scheduled to vest, subject to Mr. Jalalizadeh’s continued employment by us, as to 1/48th of the total shares monthly, commencing from January 1, 2013. This option provides for full acceleration of vesting if Mr. Jalalizadeh is involuntarily terminated upon or following a change in control of us, and this option also provides for six months of accelerated vesting upon his termination without cause absent a change in control. Please see “Potential Payments upon Termination or a Change in Control” for more information.

On August 7, 2013, our Board of Directors, upon the recommendation of our compensation committee, approved the grant to Mr. Kohli of an option to purchase 92,857 shares of our common stock at an exercise price per share equal to $10.00, the initial public offering price of our common stock. Our compensation committee and our Board of Directors considered the significant value that Mr. Kohli’s experience and expertise in our industry continues to bring to our company and determined this award, including the size of the award, to be appropriate and advisable equity incentive compensation to assist in retaining his services following our initial public offering.

This option grant became effective upon the determination of our initial public offering price. This option was granted pursuant to our 2013 Equity Incentive Plan and was issued using our standard exercise form of stock option agreement. To encourage retention of Mr. Kohli’s services, this option is scheduled to vest, subject to Mr. Kohli’s continued employment by us, as to 1/48th of the total shares monthly, commencing from August 7, 2013. This option provides for full acceleration of vesting if Mr. Kohli is involuntarily terminated upon or following a change in control of us, and this option provides for 12 months of accelerated vesting upon Mr. Kohli’s termination without cause or resignation for good reason absent a change in control. Please see “Potential Payments upon Termination or a Change in Control” for more information.

On October 23, 2013, our Board of Directors, upon the recommendation of the compensation committee, approved the grant of options to purchase 110,000 shares of our common stock to Mr. Kohli, 50,000 shares to Mr. Hungle and 25,000 shares to Mr. Jalalizadeh, with per-share exercise prices equal to $10.00, the initial public offering price of our common stock. In determining to make these grants, our Board of Directors and compensation committee considered the importance of these individuals’ efforts to grow our business and complete our initial public offering and their expected contribution to our business as a public company.

These option grants became effective upon the determination of our initial public offering price. The options were granted pursuant to our 2013 Equity Incentive Plan and were issued using our standard exercise form of stock option agreement. The October 2013 options are scheduled to vest, subject to continued employment by us, in forty-eight equal monthly installments commencing from November 6, 2013 the date of our initial public offering. These options provide for full acceleration of vesting if a respective executive is involuntarily terminated upon or following a change in control of us, and provide for limited acceleration in the event of termination of an executive’s respective employment under certain other circumstances outside of a change in control. Please see “Potential Payments upon Termination or a Change in Control” for more information.

The applicable vesting commencement date, exercise price and the number of shares underlying the options received by each named executive officer is set forth below.

Named Executive Officer	Exercise Price		Number of Options	Vesting Commencement Date
Pardeep Kohli	$10.00	(1)	92,857	8/7/2013
	$10.00	(1)	110,000	11/6/2013
Terry Hungle	$10.00	(1)	50,000	11/6/2013
Bahram Jalalizadeh	$7.77		35,714	1/1/2013
	$10.00	(1)	25,000	11/6/2013

(1)	Equal to our initial public offering price per share.

These grants were made under our 2013 Equity Incentive Plan, which is described below in “Benefit Plans — 2013 Equity Incentive Plan.”

Outstanding Equity Awards at Fiscal Year-End

The table below sets forth information regarding the outstanding equity awards held by our named executive officers at December 31, 2013. Please refer to “— Potential Payments upon Termination or a Change in Control” for a description of certain vesting acceleration provisions applicable to certain of these option grants.

Name	Date of Grant	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Options (#) Unearned	Option Exercise Price ($)	Option Expiration Date
Pardeep Kohli	8/24/2006	7/5/2006	327,741	—	—	0.42	8/24/2016	(2)
	4/21/2010	4/21/2010	142,857	—	11,905	0.63	04/21/2020	(3)
	12/13/2011	6/1/2011	308,307	—	115,617	2.10	12/13/2021	(4)
	11/6/13	8/7/13	7,738	85,119	85,119	10.00	11/6/2023	(5)
	11/6/13	11/6/13	2,291	107,709	107,709	10.00	11/6/2023	(6)
Terry Hungle	4/23/2008	4/1/2008	81,952	—	—	0.56	4/23/2018	(2)
	10/14/2010	10/14/2010	39,285	—	8,185	0.77	10/14/2020	(4)
	12/13/2011	6/1/2011	71,541	—	26,828	2.10	12/13/2021	(4)
	11/6/2013	11/6/2013	1,041	48,959	48,959	10.00	11/6/2023	(6)
Bahram Jalalizadeh	11/1/2006	10/18/2006	48,360	—	—	0.42	11/1/2016	(2)
	10/15/2008	10/15/2008	18,571	—	—	0.56	10/15/2018	(5)
	4/21/2010	4/21/2010	50,000	—	4,167	0.63	4/21/2020	(6)
	12/13/2011	12/13/2011	43,067	—	21,534	2.10	12/13/2021	(4)
	1/23/2013	1/1/2013	—	35,713	35,713	7.77	1/23/2023	(9)
	11/6/2013	11/6/2013	520	24,480	24,480	10.00	11/6/2023	(6)

(1)	All options were granted under the amended and restated 2005 Stock Plan. The options described in this table may be exercised prior to vesting with the stock acquired on exercise being subject to repurchase rights of the company at the lesser of fair market value or the exercise price, with the repurchase rights lapsing when the underlying options would have vested. Options listed in this table held by Mr. Kohli, Mr. Hungle or Mr. Jalalizadeh are entitled to acceleration of vesting if the named executive officer is involuntarily terminated upon or following a change in control of us. Certain of these options are also subject to limited acceleration upon the named executive officer’s termination without cause or resignation for good reason. Please see “Potential Payments upon Termination or a Change in Control” for more information.
(2)	These options were granted pursuant to our amended and restated 2005 Stock Plan. Represents options granted in connection with the commencement of the respective named executive officer’s employment with us. One fourth of the total number of shares vested on the first anniversary of the vesting commencement date, and an additional 1/48th of the total number of shares vested each month thereafter.
(3)	These options were granted pursuant to our amended and restated 2005 Stock Plan. One fourth of the total number of shares vested on the first anniversary of the vesting commencement date, and an additional 1/48th of the total number of shares vest each month thereafter, subject to continuous service.
(4)	These options were granted pursuant to our amended and restated 2005 Stock Plan. Options vest in 48 equal monthly installments from the vesting commencement date, subject to continuous service.
(5)	Upon our Initial Public Offering, these options were granted pursuant to our 2013 Equity Incentive Plan using our standard exercise form of stock option agreement. Options vest in 48 equal monthly installments from the vesting commencement date, subject to continuous service. Mr. Kohli’s options also provide for 12 months of accelerated vesting upon his termination without cause or resignation for good reason absent a change in control.
(6)	Upon our Initial Public Offering, these options were granted pursuant to our 2013 Equity Incentive Plan using our standard exercise form of stock option agreement. Options vest in 48 equal monthly installments from the vesting commencement date, subject to continuous service.

(7)	These options were granted pursuant to our amended and restated 2005 Stock Plan. Options vested in 36 equal monthly installments from the vesting commencement date.
(8)	These options were granted pursuant to our amended and restated 2005 Stock Plan. 50,000 shares underlying these options became “eligible shares” upon the achievement of milestones related to the acquisition of purchase orders for our products from customers and reseller partners. These eligible shares vest as to one-third of the eligible shares on the first anniversary of the vesting commencement date and as to an additional 1/36th of the number of eligible shares each month thereafter, subject to continuous service.
(9)	These options were granted pursuant to our 2013 Equity Incentive Plan. Options vest in 48 equal monthly installments from the vesting commencement date, subject to continuous service.

Option Exercises in 2013

In connection with our initial public offering in November 2013, each of our named executive officers exercised certain fully vested options and sold the underlying shares in our initial public offering. The number of options exercised by each named executive officer is set forth in the table below.

Named Executive Officer	Number of Options Exercised	Exercise Price Per Share ($)
Pardeep Kohli	86,544	0.42
Terry Hungle	21,419	0.56
Bahram Jalalizadeh	21,745	0.42

Pension Benefits

We do not provide any pension benefits to our named executive officers, except as described below under “Retirement Plans.”

Other Compensatory Benefits

We provide the following benefits to our named executive officers, generally on the same basis provided to all of our U.S. employees, except that our named executive officers have certain rights to reimbursement of health insurance costs following separation from service as described in “Potential Payments upon Termination or a Change in Control”:

•	medical, dental and vision insurance;

•	401(k) plan (see “Retirement Plans” below for a description of our 401(k) plan);

•	employee assistance program;

•	short- and long-term disability, life insurance, accidental death and dismemberment insurance; and

•	health and dependent care flexible spending accounts.

Retirement Plans

We maintain a 401(k) retirement plan which is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. All of our U.S. employees are eligible to participate on the first day of the month following their date of hire. The 401(k) plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation up to the statutorily prescribed limit, which was equal to $17,500 in 2013, and is equal to $17,500 in 2014 (catch up contributions for employees over 50 allow for an additional $5,500 each year), and have the amount of their compensation reduction contributed to the 401(k) plan.

We also maintain a pension scheme for our United Kingdom (UK) employees.

Employment Agreements with Named Executive Officers

We are party to employment agreements with each of our named executive officers. The original versions of these agreements were entered into upon the commencement of the respective named executive officer’s employment and have been subsequently amended and restated. Each employment agreement provides for “at will” employment of the respective named executive officer, which means that the employment relationship can be ended by the named executive officer or by us at any time, subject to the executive’s potential right to certain severance benefits as described below under “Potential Payments Upon Termination or a Change in Control.”

Each employment agreement provides for an annual salary, subject to adjustment by the Board of Directors or an authorized committee of our Board of Directors. The following table sets forth each named executive officer’s base salary as of December 31, 2013.

Named Executive Officer	Base Salary ($)
Pardeep Kohli	380,000
Terry Hungle	270,000
Bahram Jalalizadeh	250,000

Each named executive officer’s employment agreement entitles him to equity compensation in such forms and amounts as determined by our Board of Directors or an authorized committee of our Board of Directors, to be covered by our directors’ and officers’ insurance policy and to be reimbursed for reasonable and necessary out-of-pocket business expenses. Messrs. Kohli and Hungle are entitled to participate in any executive bonus or performance-based incentive plan to the extent determined by our Board of Directors or an authorized committee of our Board of Directors. Mr. Jalalizadeh is entitled to participate in our sales commission program, which is described under “Summary Compensation Table — Cash Awards Under the Sales Commission Plan.”

The named executive officer employment agreements also contain the following covenants and provisions:

•

confidentiality: each named executive officer is required to hold our confidential information in strictest confidence and not to disclose our confidential information, unless authorized by our Board of Directors in writing or pursuant to a written non-disclosure agreement that adequately protects the confidential information, at all times during and after the named executive officer’s employment;

•

non-solicitation: each named executive officer is prohibited from (i) directly or indirectly soliciting our employees, contractors or consultants, (ii) interfering with our relationships with existing clients or attempting to take away our business with those clients, (iii) interfering or competing with any of our proposal efforts contemplated to be submitted to a client within twelve months of the end of the executive’s employment with us and (iv) using any personal relationships or business contacts used within two years prior to the end of the executive’s employment in a manner competitive with our business, in each case at all times during and for twelve months following the end of employment;

•

non-competition: each named executive officer is prohibited from (i) serving as an advisor, agent, consultant, director, employee, officer, partner or otherwise, (ii) having any ownership in (other than passive investments in publicly-traded companies) or (iii) participating in the organization, operation or management of any business competitive with us in the state of Texas or anywhere in the world where we have non-trivial operations prior the termination of the executive’s employment, at all times during and for twelve months following the end of employment;

•

excise tax gross-up: each named executive officer is entitled to a gross-up in the event any severance or other benefit paid under his employment agreement triggers an excise tax imposed by Section 4999 of the Internal Revenue Code; and

•

mandatory arbitration: all disputes arising out of the executive’s service with us are subject to mandatory arbitration, which arbitration is final (except in the case of disputes arising out of the non-competition provisions of the employment agreement).

Each named executive officer, like substantially all of our employees, has executed an employee proprietary information agreement as a condition to his employment. Each of our named executive officers is also entitled to certain benefits upon termination of employment under certain circumstances, including in connection with a change in control of us. These benefits are described below in “Potential Payments upon Termination or a Change in Control.”

The foregoing description of the employment agreements of our named executive officers is a summary only and is qualified in its entirety by reference to such employment agreements, which have been filed with the SEC as exhibits to the registration statement of which this prospectus forms a part.

Potential Payments upon Termination or a Change in Control

General Severance Benefits

The employment agreements of Messrs. Kohli, Hungle and Jalalizadeh, which are described above under “Employment Agreements with Named Executive Officers,” include certain severance benefits payable to the respective named executive officer in the event he is involuntarily terminated by us without cause or he resigns his position with us for good reason (“cause” and “good reason” as defined under these employment agreements are described below), except that Mr. Jalalizadeh’s employment agreement does not entitle him to benefits upon resignation for good reason absent a change in control of us. In that situation, the respective named executive officer would be entitled to the following severance benefits: (i) six months’ continued payment of his base salary in effect at the time of termination or resignation, (ii) accelerated vesting of all equity awards held by the named executive officer that would have vested within the twelve months following the termination or resignation (six months in the case of Mr. Jalalizadeh), except to the extent the terms of a particular equity award provide otherwise, (iii) reimbursement of health and dental insurance premiums for six months following termination and (iv) any payments due and unpaid under a performance incentive plan.

Messrs. Kohli, Hungle and Jalalizadeh are entitled to additional benefits in the event they are terminated in connection with a change in control of us, as described below.

Additional Benefits upon Termination in Connection with a Change in Control

In addition to the severance benefits described above under “— General Severance Benefits,” our employment agreements with Messrs. Kohli, Hungle and Jalalizadeh provide for accelerated vesting of all outstanding equity awards held by such officer, including the options described above in the “Outstanding Equity Awards at Fiscal Year-End” table and related footnotes, in the event that such named executive officer is terminated involuntarily or resigns for good reason upon or following a change in control of us, unless the terms of a particular equity award provide otherwise.

The employment agreements of Mr. Kohli and Mr. Hungle additionally provide that if Mr. Kohli or Mr. Hungle is terminated without cause or resigns for good reason prior to or following a change in control of us, we will be required to execute an amendment to his option agreements to extend the exercisability of his options to the date that is one year after the earliest to occur of (i) a change in control of us, (ii) our November 2013 initial public offering or (iii) the termination or resignation, if it occurs after a change in control of us or our initial public offering. This exercisability period will be further extended by any time period during which the executive’s option shares are subject to a lock-up, market standoff or similar restriction or otherwise refrains from selling his option shares at the request of an underwriter.

In addition, our amended and restated 2005 Stock Plan and 2013 Equity Incentive Plan provide for full acceleration of the vesting of any unvested stock options or stock purchase rights, including those held by our named executive officers, in the event that they are not assumed or otherwise substituted with new equivalent options or shares in a merger or change in control of us. See “Benefit Plans — Amended and Restated 2005 Stock Plan” and “Benefit Plans — 2013 Equity Incentive Plan” for more information.

Definitions of “Cause,” “Good Reason” and “Change in Control”

The employment agreements of Messrs. Kohli, Hungle and Jalalizadeh define “cause” and “good reason” in substantially the same manner.

“Cause” is generally defined as:

•	the officer’s continued failure to perform his duties;

•	any willful act of personal dishonesty, fraud or misrepresentation taken by the officer which was intended to result in his substantial gain or personal enrichment at our expense;

•	willful violation of a federal or state law or regulation applicable to our business in a manner materially injurious to us;

•	conviction of a felony or a plea of nolo contendere; or

•	willful breach of the terms of the non-competition provisions of his employment agreement or his employee proprietary information agreement with us.

“Good reason” is generally defined as the occurrence of any of the following without the executive’s consent:

•	a material reduction of his salary, overall benefits package, duties or responsibilities except, generally, for any reduction of responsibilities related to an acquisition of us by a larger entity; or

•	his relocation to a facility or a location more than fifty miles from his then-present location.

“Change in control” is generally defined as a change in ownership or control of us effected through any of the following transactions:

•

a merger, consolidation or other reorganization approved by our stockholders in which a change in ownership or control of us is effected through the acquisition by any person, or group of persons acting together, of beneficial ownership of securities possessing more than fifty percent (50%) of the total combined voting power of our outstanding securities (as measured in terms of the power to vote with respect to the election of Board members);

•	a sale, transfer or other disposition of all or substantially all of our assets;

•

any transaction or series of related transactions pursuant to which any person or any group of persons acting together acquires, directly or indirectly (whether as a result of a single acquisition or one or more acquisitions within a rolling twelve (12)-month period), beneficial ownership of securities possessing more than fifty percent (50%) of the total combined voting power of our securities (as measured in terms of the power to vote with respect to the election of Board members) outstanding immediately after the such transaction or series of related transactions, whether such transaction involves a direct issuance of securities by us or the acquisition of outstanding securities held by one or more of our existing stockholders; or

•

a change in the composition of our Board of Directors over a period of thirty-six (36) consecutive months or less such that a majority of the Board members ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who either have been Board members continuously since the beginning of such thirty-six (36)-month period or have been elected or nominated for election as Board members during such period by at least a majority such Board members who were still in office at the time the Board approved such election or nomination.

Benefit Plans

Amended and Restated 2005 Stock Plan

Our amended and restated 2005 Stock Plan was initially adopted by our Board of Directors in October 2005, was subsequently approved by our stockholders, and was amended in April 2006, September 2006, February

2007, October 2007, October 2010, May 2011, December 2012 and January 2013. In March 2007, our Board of Directors approved the adoption of sub-plans for the grant of stock options to our employees in India and the United Kingdom. In May 2011, in connection with our sale of Series E redeemable convertible preferred stock, our amended and restated 2005 Stock Plan was amended to (i) increase the maximum number of shares of common stock that may be issued or subject to stock options by 1,251,413 shares to 3,473,645 shares and (ii) provide our Board of Directors discretionary authority to cancel any outstanding option, to the extent unvested, without consideration in the event of a merger or other change in control of us in which the acquiror does not assume or substitute options issued under the amended and restated 2005 Stock Plan. In January 2013, our amended and restated 2005 Stock Plan was amended to provide that, upon a merger or change in control of us, the vesting of all unvested options or shares awarded thereunder would accelerate in full if the acquiring company does not assume or otherwise substitute new equivalent options or shares for options or shares outstanding under the amended and restated 2005 Stock Plan.

Our amended and restated 2005 Stock Plan provides for the grant of nonstatutory stock options, incentive stock options and stock purchase rights to our employees, directors and consultants. As of June 30, 2014, options to purchase 1,997,992 shares of common stock were outstanding under the 2005 Stock Plan and no shares of common stock remained available for future grant. No stock purchase rights are outstanding under the amended and restated 2005 Stock Plan. Awards that expire, become unexercisable or are forfeited become available for future grant under the 2013 Equity Incentive Plan.

The standard form of option agreement under the amended and restated 2005 Stock Plan provides that options will vest 25% on the first anniversary of the vesting start date with the remainder vesting ratably over the next 36 months, subject to continued service through each applicable vesting date. Under our amended and restated 2005 Stock Plan, our Board of Directors, or a committee designated by our Board of Directors, has the authority to grant options with early exercise rights, subject to our repurchase right that lapses as the shares vest on the original vesting schedule, and to provide for accelerated vesting. To date, substantially all of the options granted under our amended and restated 2005 Stock Plan contain the early exercise feature.

The standard form of option agreement under the 2005 Stock Plan also restricts the transfer of shares of our common stock issued pursuant to an award for the period of 180 days following the effective date of the registration statement related to our November 2013 initial public offering. This 180-day period ended after the close of business on May 5, 2014.

The term of an incentive stock option may not exceed 10 years and the exercise price may not be less than the fair market value on the grant date, except that with respect to any optionee who owned 10% of the voting power of all classes of our outstanding stock as of the grant date, the term may not exceed 5 years and the exercise price of the incentive stock option must equal at least 110% of the fair market value on the grant date.

After the termination of service of an employee, director or consultant, he or she may exercise his or her options to the extent vested for the period of time stated in his or her option agreement. Generally, if termination is due to disability, the option will remain exercisable for six months, and if termination is due to death, the option will remain exercisable for one year. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Unless the administrator provides otherwise, our amended and restated 2005 Stock Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Our amended and restated 2005 Stock Plan does not include, as a default provision, any acceleration of vesting of outstanding option awards in the event of a merger, acquisition or other change in control of us. Instead, our amended and restated 2005 Stock Plan provides that, in the event of a merger or change in control as defined under the 2005 Stock Plan, each outstanding option shall be (i) assumed or (ii) substituted with an equivalent option by the successor entity. If the successor entity does not assume or substitute the outstanding options, then the vesting of all unvested options or shares awarded under the amended and restated 2005 Stock Plan will accelerate. Our Board of Directors, or a committee designated by our Board of Directors, is required to give notice of any proposed merger or change in control prior to the closing date. If the consideration received in the merger or change in control is not solely common stock of the successor corporation or its parent, our Board of Directors, or a committee designated by our Board of Directors, may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of each share subject to the option to be solely common stock of the successor corporation or its parent equal in fair market value to the per share consideration received by holders of common stock in the merger or change in control.

“Change in control” is defined in our amended and restated 2005 Stock Plan as:

•

the acquisition of our company by another entity by means of any transaction or series of related transactions (including, without limitation, any merger, consolidation or other form of reorganization in which our outstanding shares are exchanged for securities or other consideration issued, or caused to be issued, by the acquiring entity or its subsidiary, but excluding any transaction effected primarily for the purpose of changing our jurisdiction of incorporation) that results in the transfer or acquisition of at least a majority of the voting power of our outstanding shares to that other entity; or

•	a sale of all or substantially all of our assets or the exclusive license of all or substantially all of our intellectual property by means of any transaction or series of related transactions.

The amended and restated 2005 Stock Plan is administered by our Board of Directors. Our Board of Directors is permitted to delegate the administration of the amended and restated 2005 Stock Plan to a committee. Our Board of Directors also has the authority to amend or modify the amended and restated 2005 Stock Plan, as long as the amendment or modification does not impair the rights of any participant without the written consent of that participant, and provided further that the Board of Directors must obtain stockholder approval of any amendment to the extent required by applicable law.

We will not grant any additional awards under our amended and restated 2005 Stock Plan following our November 2013 initial public offering. Instead, we will grant options under our 2013 Equity Incentive Plan described below. Our amended and restated 2005 Stock Plan continues to govern the terms and conditions of all outstanding options previously granted under the amended and restated 2005 Stock Plan.

2013 Equity Incentive Plan

In January 2013 our Board of Directors adopted, and in October 2013 our Board of Directors amended, subject to the approval of our stockholders, the Mavenir Systems, Inc. 2013 Equity Incentive Plan. The 2013 Equity Incentive Plan is a broad-based incentive plan that provides for granting stock options, stock awards, performance awards and other stock-based awards and substitute awards to employees, service providers and non-employee directors. The 2013 Equity Incentive Plan has a term of ten years from the date of adoption, unless it is earlier terminated by the Board.

Available Shares. The maximum number of shares of common stock initially reserved for issuance under the 2013 Equity Incentive Plan was 1,885,715 shares. This amount includes shares of common stock that, as of the date of adoption of the 2013 Equity Incentive Plan, had been reserved but not issued pursuant to any awards granted under the amended and restated 2005 Stock Plan and are not subject to any awards granted thereunder. This initial amount will be increased by any shares of common stock subject to stock options or similar awards granted under the amended and restated 2005 Stock Plan that expire or otherwise terminate without having been exercised in full and shares of common stock pursuant to awards granted under the amended and restated 2005 Stock Plan that are forfeited to or repurchased by us up to a maximum of 2,701,776 additional shares which, as of December 31, 2013, totaled an aggregate of 98,765 shares. During fiscal 2013, our Board of Directors authorized for grant options to purchase an aggregate of 880,097 shares of common stock under the 2013 Equity Incentive Plan.

The number of shares reserved for issuance under the 2013 Equity Incentive Plan will automatically increase on January 1st of each calendar year during the term of the 2013 Equity Incentive Plan, commencing on January 1, 2014, by

(i)	an amount, or the Annual Increase Amount, equal to the lesser of

(A)	4.5% of the total number of shares of common stock outstanding on the last trading day in December of the immediately preceding year and

(B)	2,857,143 shares, or

(ii)	such other amount that is lower than the lesser of the amount determined by clauses (i)(A) and (B) above that our Board of Directors, in its sole discretion (but without any obligation), may determine shall be the Annual Increase Amount with respect to any applicable annual period.

The Annual Increase Amount for January 1, 2014 was 1,053,934 shares.

The shares of common stock issued pursuant to awards granted under the 2013 Equity Incentive Plan may be authorized, but unissued, or reacquired common stock.

The maximum number of shares of common stock that may be issued under the 2013 Equity Incentive Plan pursuant to the exercise of incentive stock options is 4,587,491 shares, increased on the first trading day of January each year during the term of the 2013 Equity Incentive Plan, beginning with the year ending December 31, 2013, by the Annual Increase Amount. The Annual Increase Amount for January 1, 2014 was 1,053,934 shares. No more than 1,142,858 options, stock appreciation rights or shares of common stock shall be issued to any one participant pursuant to the 2013 Equity Incentive Plan in any one year.

Administration. The 2013 Equity Incentive Plan will be administered by the compensation committee of our Board of Directors. In the case of awards to “covered employees” as defined in Section 162(m) of the Internal Revenue Code the 2013 Equity Incentive Plan will, at the discretion of the compensation committee, be administered by a committee of two or more “outside directors,” within the meaning of Section 162(m) of the Internal Revenue Code. The compensation committee and the Board will have the full authority, subject to the terms of the 2013 Equity Incentive Plan, to establish rules and regulations for the proper administration of the 2013 Equity Incentive Plan, to promulgate forms of award agreements, to select the employees, service providers and directors to whom awards are granted and to determine the type of awards made and the terms of the awards. However, awards to “covered employees” may be administered only by the compensation committee.

Stock Options. The plan administrator may grant incentive and/or nonstatutory stock options under our 2013 Equity Incentive Plan, provided that incentive stock options are only granted to employees. The exercise price of such options must equal at least the fair market value of our common stock on the date of grant. The term of an option may not exceed ten years. However, an incentive stock option granted to a participant who owns more than 10% of the total combined voting power of all classes of our stock, or of certain of our parent or subsidiary corporations, may not have a term exceeding five years and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. The payment of the exercise price of an option may be made by cash, shares or other method of payment acceptable to the plan administrator and permitted by applicable laws. Subject to the provisions of our 2013 Equity Incentive Plan, the plan administrator determines the vesting terms of the options. After the termination of service of an employee, director or consultant, the participant may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in his or her option agreement. The plan administrator will have discretion to extend the period of time that an option will remain exercisable following a cessation of service, or to provide that an option will continue vesting following a cessation of service. Generally, if termination is due to death or disability, the option will remain exercisable by the grantee’s estate. However, in no event may an option be exercised later than the expiration of its term. If an employee, director or consultant is terminated for cause, then his or her options will terminate immediately.

Stock Appreciation Rights. Stock appreciation rights may be granted under our 2013 Equity Incentive Plan. Stock appreciation rights may be awarded as tandem stock appreciation rights, which are issued in conjunction with an option and may either be exercised as an option or settled as a stock appreciation right, or stand-alone stock appreciation rights. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the date of grant and the exercise date. Subject to the provisions of the 2013 Equity Incentive Plan, the administrator determines the terms of stock appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than the fair market value per share on the date of grant. The specific terms will be set forth in an award agreement. The provisions governing post-termination exercise or settlement of a stock appreciation rights are substantially the same as those governing post-termination exercise of options as described above under “— Stock Options.”

Restricted Stock. Restricted stock may be granted under our 2013 Equity Incentive Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest, and the restrictions on such shares will lapse, in accordance with terms and conditions established by the plan administrator, or such shares may be vested immediately at the grant date. Such terms may include, among other things, vesting upon the achievement of specific performance goals determined by the administrator or continued service to us. The plan administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest for any reason will be forfeited by the recipient and will revert to the 2013 Equity Incentive Plan; however, the plan administrator may, in its discretion, waive this forfeiture and instead provide that unvested restricted stock will vest despite the recipient’s termination of service or non-achievement of specified performance objectives. The specific terms will be set forth in an award agreement.

Restricted Stock Units. Restricted stock units may be granted under our 2013 Equity Incentive Plan. Each restricted stock unit granted is a bookkeeping entry representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units, including the vesting criteria and vesting periods, which may include achievement of specified performance criteria or continued service to us, and the form and timing of payment. The plan administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. The plan administrator determines in its sole discretion whether an award will be settled in stock, cash or a combination of both. The specific terms will be set forth in an award agreement.

Performance Units. Performance units may be granted under our 2013 Equity Incentive Plan. Performance units are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and the value of performance units to be paid out to participants, or the amount of cash or shares payable in connection with such performance units. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof. The specific terms will be set forth in an award agreement.

Dividend Equivalent Rights. Dividend equivalent rights may be granted under our 2013 Equity Incentive Plan, either as stand-alone awards or in tandem with other awards. A dividend equivalent right represents the right to receive the economic equivalent of each dividend or distribution (other than dividends of our common stock) paid on our outstanding shares of common stock. In the sole discretion of the administrator, payments of amounts due with respect to dividend equivalent rights may be made in cash, shares of our common stock, or a combination of the two, based on the fair market value of our common stock. No award of a dividend equivalent right may have a term exceeding ten years.

Automatic Director Awards. Our 2013 Equity Incentive Plan also provides for the automatic grant of option or restricted stock awards to our non-employee directors. Upon the later of the completion of our initial public offering or the date that a non-employee director is appointed to our Board (other than at an annual meeting of stockholders), non-employee directors will automatically receive an award of options to purchase a number of shares of our common stock determined in the discretion of the nominating and corporate governance committee of our Board of Directors (not to exceed 87,500 shares), or an award of restricted stock units of equivalent value (as determined using the option valuation method used by the company for the preparation of its financial statements). Any restricted stock unit issued under our automatic director award program will be accompanied by a dividend equivalent right of the type described above. Each of these initial option or restricted stock unit awards will vest as to one-third of the shares subject to such award on the first anniversary of the grant date, and in twenty-four equal monthly installments thereafter, provided that the recipient continues to serve as a director through each such date, provided further, that the shares subject to such an award granted upon our initial public offering shall vest in full if the director who received such an award elects not to be nominated as a director at the next regular annual meeting of our stockholders following our initial public offering at which such director’s term expires.

In addition, our non-employee directors will be entitled to receive an annual award of options to purchase a number of shares of our common stock determined in the discretion of the nominating and corporate governance committee of our Board of Directors (not to exceed 43,750 shares), or an award of restricted stock units of equivalent value, on the date of each annual meeting (except for directors who have received an initial award described above within six months of that annual meeting). These annual awards will vest in full on the earlier of (i) the first anniversary of the annual award grant date or (ii) the day before our next annual meeting of stockholders.

These director awards will cease vesting upon a director’s cessation of service but options will generally remain exercisable for twelve months following such cessation. Awards granted under our automatic director award program will vest in full upon a change in control of us as described below under “—Merger or Change in Control.” The amount of options or restricted stock units granted to our non-employee directors under the automatic director award program is subject to the discretion of the plan administrator, provided that such amounts may not exceed the maximum amounts set forth in the 2013 Equity Incentive Plan. Additionally, non-employee directors are eligible to receive discretionary grants.

Transferability of Awards. Unless the administrator provides otherwise, our 2013 Equity Incentive Plan generally does not allow for the transfer of awards and only the recipient of an option or stock appreciation right may exercise such an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2013 Equity Incentive Plan, the administrator will make adjustments to one or more of the number and class of shares that may be delivered under the 2013 Equity Incentive Plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits contained in the 2013 Equity Incentive Plan.

Merger or Change in Control. Our 2013 Equity Incentive Plan provides that in the event of a merger or change in control, each outstanding award will fully vest and all restrictions will lapse, unless (i) the successor corporation or its parent or subsidiary assumes or substitutes an equivalent award , (ii) the successor corporation or its parent or subsidiary replaces such award with a cash retention program that preserves the spread payable to the award holder at the time of such change in control or (iii) the plan administrator provides otherwise. The plan administrator also has the discretion to provide that one or more outstanding awards shall accelerate in full, regardless of whether a successor corporation or its parent or subsidiary assumes or substitutes such award, or to provide that, even if an award is assumed or substituted, that it will fully vest upon the recipient’s termination other than for cause or resignation for good reason within a designated period following a change in control. Awards granted to our directors under the automatic director award program described above under “—Automatic Director Awards” will vest in full upon a change in control of us.

The 2013 Equity Incentive Plan defines a “change in control” in substantially the same manner as described above under “Potential Payments Upon Termination or Change in Control — Definitions of “Cause,” “Good Reason” and “Change in Control.””

Plan Amendment, Termination. Our Board of Directors has the authority to amend, suspend or terminate the 2013 Equity Incentive Plan, provided such action does not impair the existing rights of any participant. Where required by applicable laws or stock exchange rules, our Board of Directors must obtain the approval of our stockholders to amend the 2013 Equity Incentive Plan.

This description of the 2013 Equity Incentive Plan is a summary only and is qualified in its entirety by the terms and provisions of the 2013 Equity Incentive Plan, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

2013 Employee Stock Purchase Plan

Introduction. Our Employee Stock Purchase Plan was adopted by the board on August 6, 2013. The plan was approved by our stockholders in September 2013. The plan will become effective on November 20, 2014. The plan is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of our common stock at periodic intervals with their accumulated payroll deductions or other form of plan contribution.

Share Reserve. 482,143 shares of our common stock will initially be reserved for issuance. The reserve will automatically increase on the first trading day in January each calendar year during the term of the plan, beginning in calendar year 2015, by an amount equal to 1% of the total number of outstanding shares of our common stock on the last trading day in the immediately preceding calendar month. In no event will any such annual increase exceed 428,572 shares.

Offering Periods. The plan will have a series of overlapping offering periods, each with a duration of six (6) months, until such time as the plan administrator specifies otherwise. Offering periods for our U.S. employees will begin at semi-annual intervals on May 20 and November 20 each year. Separate offering periods for our non-U.S. employees will be established by the plan administrator, with such modified terms and provisions as may be necessary to comply with local law and may run concurrently with our U.S. employee offering periods or have their own individual start and end dates.

Eligible Employees. Individuals regularly expected to work more than 20 hours per week for more than 5 calendar months per year may join an offering period on the start date of that period.

Payroll Deduction/Plan Contribution. A participant may contribute any multiple of 1% of his or her cash earnings up to 15% (or such lesser percentage as may be specified by the plan administrator prior to the start date of any subsequent offering period) through payroll deductions, and the accumulated deductions will be applied to the purchase of shares of our common stock on each specified purchase date during the offering period.

For the purchase interval of the first offering period under the plan, no payroll deductions or other form of permitted contribution will be required of any participant until such time as the participant affirmatively elects to commence such payroll deductions or other form of permitted contribution following his or her receipt of the requisite prospectus for the plan. For such purchase interval, the participant will be required to contribute up to

15% of his or her cash earnings to the plan either in a lump sum or one or more installments after receipt of such prospectus and prior to the close of that purchase interval should he or she elect to purchase shares of our common stock for that initial purchase interval and his or her limited payroll deductions (if any) for that interval not be sufficient to fund the entire purchase price for those shares.

Purchase Price and Purchase Limitations. The purchase price per share will not be less than 85% of the lower of (i) the fair market value per share on the start date of the offering period in which the participant is enrolled or (ii) the fair market value per share on the applicable purchase date. Unless otherwise designated by the plan administrator for one or more offering periods, the purchase dates will occur semi-annually on the last business day in January and July each year. However, a participant may not purchase more than 1,000 shares on any purchase date, and not more than 312,500 shares may be purchased in total by all participants in a particular offering on any one purchase date. The plan administrator will have the authority to change these limitations for one or more offering periods, provided the change is made prior to the start of the affected offering period or periods.

Reset Feature. If the fair market value per share of our common stock on any purchase date is less than the fair market value per share on the start date of the offering period in which that purchase date occurs, then the individuals participating in that offering period will, immediately after the purchase of shares of our common stock on their behalf on that purchase date, be transferred from that offering period and automatically enrolled in the next offering period commencing after such purchase date, provided the market price of our common stock at that time is lower than the market price at the start of the offering period in which they are then participating.

Change in Control. In the event of a change in control, all outstanding purchase rights will automatically be exercised immediately prior to the effective date of the acquisition. The purchase price will not be less than 85% of the lower of (i) the market value per share on the start date of the offering period in which the participant is enrolled at the time the acquisition occurs or (ii) the fair market value per share immediately prior to the acquisition.

A change in control will be deemed to occur upon the occurrence of any of the following events: (i) we are acquired by merger or asset sale; (ii) any person or group of related persons becomes the beneficial owner of securities possessing more than fifty percent of the total combined voting power of all of our outstanding securities or representing more than fifty percent of the aggregate market value of all of our outstanding capital stock; or (iii) there occurs certain changes in the composition of our Board of Directors.

Changes in Capitalization. In the event any change is made to the outstanding shares of our common stock by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares, spin-off transaction or other change in corporate structure effected without our receipt of consideration or should the value of the outstanding shares of our common stock be substantially reduced by reason of a spin-off transaction or extraordinary dividend or distribution, equitable adjustments will be made to: (i) the maximum number and class of securities issuable under the plan, (ii) the maximum number and/or class of securities by which the share reserve is to increase automatically each calendar year, (iii) the maximum number and class of securities purchasable per participant on any one purchase date, (iv) the maximum number and class of securities purchasable in total by all participants in a particular offering on any one purchase date and (v) the number and class of securities and the price per share in effect under each outstanding purchase right. Such adjustments will be made in such manner as the plan administrator deems appropriate, and its determination will be binding on all persons with an interest in the plan or any purchase right under the plan.

Miscellaneous Provisions. The following provisions will also be in effect under the plan:

•

Our Board of Directors may amend the terms of an offering period prior to the start of that offering period and may terminate an existing offering period at any time, effective immediately following any purchase date within that offering period.

•	The plan will terminate no later than November 19, 2024.

•

Stockholder approval will be required for any amendments which increase the number of shares of our common stock issuable under the plan, except for permissible adjustments in the event of certain changes in our capital structure or modify the eligibility requirements for participation in the plan.

Other Compensation Policies

Stock Ownership Guidelines

Currently, we have not implemented a policy regarding minimum stock ownership requirements for our named executive officers. The compensation committee will consider whether to adopt such a policy in the future.

Stock ownership guidelines for our directors are described under “Management — Director Compensation.”

Recovery of Compensation

Currently, we have not implemented a policy regarding any retroactive adjustments made to any future cash or equity-based incentive compensation paid to our named executive officers or other employees where the payments are predicated upon the achievement of financial results that become the subject of a financial restatement, if any. We expect that the compensation committee will adopt, or recommend that our Board of Directors adopt, a compensation recovery policy consistent with the requirements of regulations promulgated under Section 954 of the Dodd–Frank Wall Street Reform and Consumer Protection Act, if and when such regulations are enacted.

Pursuant to the terms of our Sales Commission Plan, we have a policy of recovering sales commission payments to our sales executives to the extent such payments are predicated on sales orders that are later de-booked, rescinded or otherwise not fulfilled.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following is a description of transactions or series of transactions since January 1, 2011, to which we were, are or will be a party, in which:

•	the amount involved in the transaction exceeds $120,000; and

•	in which any of our executive officers, directors and principal stockholders, including their immediate family members, had or will have a direct or indirect material interest.

Compensation arrangements for our named executive officers and our directors are described elsewhere in this prospectus under “Management — Director Compensation” and “Executive Compensation.”

All share and per-share figures in this section have been adjusted to reflect our 7-for-1 reverse stock split effected on November 1, 2013.

Sale of Series E Redeemable Convertible Preferred Stock

In May and July 2011, we issued and sold an aggregate of 4,555,021 shares of our Series E redeemable convertible preferred stock, at a price per share of $8.7815, for aggregate proceeds of approximately $40,000,000. Certain of the shares of Series E redeemable convertible preferred stock were sold to entities affiliated with certain members of our Board of Directors and other holders of more than 5% of a class of our voting securities.

We believe that the terms obtained and consideration received in the Series E financing are comparable to terms and consideration we could have received in an arms’ length transaction. Our full Board of Directors reviewed and approved the terms of our Series E financing.

The table below and the accompanying footnotes summarize these sales:

Purchaser	Shares of Series E Redeemable Convertible Preferred Stock Purchased(1)	Aggregate Purchase Price
August Capital V Special Opportunities, L.P.(2)	2,903,831	$25,499,999
Entities affiliated with Cross Creek Capital(3)	398,565	3,500,000
Entities affiliated with North Bridge Venture Partners(4)	386,174	3,391,205
Entities affiliated with Austin Ventures(5)	363,811	3,194,813
Alloy Ventures 2005, L.P. (6)	270,637	2,376,606
Cisco Systems, Inc.(7)	100,776	884,969
Greenspring Associates Crossover Ventures I, L.P.(8)	17,354	152,402

Total	4,441,148	$38,999,994

(1)	All shares of our Series E redeemable convertible preferred stock converted automatically into shares of our common stock upon the completion of our initial public offering in November 2013. The share numbers in this column have been adjusted to reflect our 7-for-1 reverse stock split effected on November 1, 2013.
(2)	August Capital V Special Opportunities, L.P. (as nominee for August Capital V Special Opportunities, L.P., August Capital Strategic Partners V, L.P. and related individuals) is, and became as a result of this transaction, a holder of greater than 5% of a class of our voting stock. Vivek Mehra, an affiliate of August Capital V Special Opportunities, L.P., is a member of our Board of Directors.
(3)	Entities affiliated with Cross Creek Capital, as a result of this transaction, collectively held greater than 5% of a class of our voting stock at the time of this transaction.
(4)	Funds affiliated with North Bridge Venture Partners collectively hold greater than 5% of our common stock. Jeffrey P. McCarthy, an affiliate of these funds, is a member of our Board of Directors.
(5)	Austin Ventures VIII, L.P. is a holder of greater than 5% of our common stock.

(6)	Alloy Ventures 2005, L.P. is a holder of greater than 5% of our common stock. Ammar H. Hanafi, an affiliate of Alloy Ventures 2005, L.P., is a member of our Board of Directors.
(7)	Cisco Systems, Inc. is a holder of greater than 5% of our common stock. These shares were purchased by Starent Networks LLC, (formerly known as Starent Networks Corp.), which at the time of this transaction was, and remains, a wholly-owned subsidiary of Cisco Systems, Inc.
(8)	Greenspring Associates Crossover Ventures I, L.P. was, at the time of this transaction, a holder of greater than 5% of a class of our voting stock.

Amended and Restated Investors’ Rights Agreement

In connection with our Series E convertible preferred stock financing in May 2011, we entered into an amended and restated investors’ rights agreement with certain of our stockholders, including Alloy Ventures 2005, L.P., August Capital V Special Opportunities, L.P., Austin Ventures VIII, L.P., entities affiliated with North Bridge Venture Partners, Cross Creek Capital, Greenspring Associates Crossover Ventures I, L.P. and Starent Networks LLC, a wholly-owned subsidiary of Cisco Systems, Inc. The amended and restated investors’ rights agreement grants such stockholders certain registration rights with respect to shares of our common stock, including shares of common stock issued upon automatic conversion of our redeemable convertible preferred stock that occurred upon our initial public offering.

For more information regarding the registration rights provided in this agreement, please refer to the section of this prospectus titled “Description of Capital Stock — Registration Rights.”

Certain provisions of this agreement, including voting provisions and certain information rights, terminated automatically upon completion of our initial public offering and are no longer in effect.

In July 2014 in connection with this offering, we and the stockholders party thereto entered into an amendment and restatement of the amended and restated investors’ rights agreement. This agreement amended and restated our investors’ rights agreement described above, among other things, to remove provisions of that agreement that are no longer effective and to waive application of the registration rights contained therein with respect to this offering.

This is not a complete description of the amended and restated investors’ rights agreement and is qualified by the full text of the amended and restated investors’ rights agreement filed as an exhibit to the registration statement of which this prospectus is a part.

Right of First Refusal and Co-Sale Agreement

In connection with our preferred stock financings, we entered into an amended and restated right of first refusal and co-sale agreement with certain of our stockholders, including Alloy Ventures 2005, L.P., August Capital V Special Opportunities, L.P., Austin Ventures VIII, L.P., entities affiliated with North Bridge Venture Partners, Cross Creek Capital, Greenspring Associates Crossover Ventures I, L.P., Starent Networks LLC, a wholly-owned subsidiary of Cisco Systems, Inc. and Pardeep Kohli, our President and Chief Executive Officer. The amended and restated right of first refusal and co-sale agreement, among other things:

•	granted our investors certain rights of first refusal and co-sale with respect to proposed transfers of our securities by certain stockholders; and

•	granted us certain rights of first refusal with respect to proposed transfers of our securities by certain stockholders.

The amended and restated right of first refusal and co-sale agreement terminated automatically upon completion of our initial public offering and is no longer in effect.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer. These indemnification agreements are described in more detail under “Management — Limitations on Liability and Indemnification Agreements.”

Reseller OEM Agreement with Cisco Systems

We entered into a Reseller OEM Agreement with Starent Networks in October 2008. We entered into this agreement concurrently with our issuance to Starent Networks of (i) 898,285 shares of our Series C redeemable convertible preferred stock for an aggregate purchase price of $6.0 million and (ii) a warrant to purchase 898,284 shares of our Series C redeemable convertible preferred stock at an exercise price of $6.6794 per share. As a result of its investment in our Series C redeemable convertible preferred stock, Starent Networks became a holder of greater than 5% of a class of our voting securities. In December 2009, Cisco Systems (Cisco) completed its acquisition of Starent Networks and this Reseller OEM Agreement was assigned from Starent Networks to Cisco in September 2010. In April 2014, Cisco exercised the warrant in full on a “cashless” basis, resulting in the issuance of 555,034 shares of our common stock to Cisco.

During the six months ended June 30, 2014 and 2013, we earned $19.2 million and $18.5 million in revenues under the Reseller Agreement with Cisco. During 2013, 2012 and 2011, we earned $37.4 million, $25.7 million and $23.3 million in revenues under the Reseller OEM Agreement with Cisco, respectively. As of June 30, 2014, we had no outstanding accounts receivable under the Reseller OEM Agreement. The following description of the Reseller OEM Agreement is a summary only and is qualified by the text of the Reseller OEM Agreement filed as an exhibit to the registration statement of which this prospectus is a part.

Term. The initial term of the Reseller OEM Agreement originally continued until October 2012 (four years after the effective date), and in August 2012 Cisco elected by written notice to extend the Reseller OEM Agreement for an additional one-year term (through October 2013). In August 2013, Cisco again elected to renew the Reseller OEM Agreement for one additional one-year term (through October 2014), and thereafter, the Reseller OEM Agreement is automatically renewed for one-year terms unless either party elects to terminate it by advance notice at the end of a term. Notwithstanding any such non-renewal of the Reseller OEM Agreement by Cisco, the Reseller OEM Agreement will continue in full force and effect as to certain Cisco projects with end-users for the duration of such projects. Accordingly, even after the expiration of the Reseller OEM Agreement we would have a continuing obligation to fulfill any orders from Cisco for our products, and to provide maintenance and support for those products, with respect to any such ongoing end-user projects. Moreover, following the termination of the Reseller OEM Agreement for any or no reason, we must offer maintenance and support services to Cisco under our then current published pricing, for all of our products already deployed by Cisco at the time of expiration or termination, for at least five (5) years from the last commercial sale of our products by Cisco prior to such expiration or termination unless Cisco ceases to pay all of our support fees. Either party may terminate the Reseller OEM Agreement upon a material uncured breach by the other party.

General. Under the Reseller OEM Agreement, Cisco is permitted but not obligated to order our solutions for resale to distributors or to end users, either as branded Mavenir products or as re-branded Cisco products. To support the successful deployment of our solutions, we are obligated under the Reseller OEM Agreement to participate in testing of our solutions and to provide certain maintenance and support services, at agreed-upon rates, to Cisco and any such distributor or end users. If Cisco enters into an agreement with an end-user to provide our solutions, Cisco has the right to seek our consent to a “back-to-back” agreement in which Cisco passes to us certain of its obligations to the end-user with respect to our solutions, which consent may not be unreasonably withheld.

Limited Exclusivity. If Cisco brings us a sales opportunity for any Mavenir solution with respect to a customer or potential customer and Cisco presents a reasonable account plan with respect to that customer, Cisco will have one year of exclusivity with respect to sales of our solutions to that customer if that customer is one of the approximately 30 large mobile service providers that is defined as a “Tier One” account in the Reseller OEM Agreement, and Cisco will have six months of exclusivity if that customer is not a “Tier One” customer.

“Most Favored Customer” Provision. We agree that, during the term of the Reseller OEM Agreement, the fees, terms and conditions for our solutions and services are and will be no less favorable to Cisco than those that we provide to our other customers, including reseller customers, of substantially similar volume or amount of sales of our products with substantially similar features and functionality.

If at any time we are not compliant with this “most favored customer” obligation, we are required to (i) apply the lower price to all pending and subsequent orders throughout the remainder of the term of the Reseller OEM Agreement, (ii) reissue all paid and unpaid invoices originally issued to Cisco for our products and services as of the date that we offered a lower price to another customer, which reissued invoices must reflect the lower price and (iii) at Cisco’s option, remit the difference to Cisco in the form of cash or a credit for future purchases of our products and services. We are required to annually audit our compliance with this “most favored customer” covenant, including pricing and terms that we offer to other customers, to annually certify our compliance to Cisco and to inform Cisco of any price reductions that it has received as a result of our compliance with this covenant. Cisco also has the ability to audit our customer records not more than once a year to confirm our compliance with this “most favored customer” provision.

Source Code Escrow. The Reseller OEM Agreement also includes a provision requiring us to deposit the source code for our solutions into a source code escrow, and such source code could be released to Cisco under certain circumstances, such as our material breach of the Reseller OEM Agreement, material and repeated failure to provide required support or maintenance or if we are subject to a bankruptcy proceeding or otherwise liquidate or cease to do business as a going concern.

Indemnity and Liquidated Damages. We agree in the Reseller OEM Agreement to indemnify Cisco against certain third-party claims relating to alleged infringement of intellectual property rights by our products or services or the failure to comply with any open-source license by any of our technology that becomes subject to an open-source license. In addition, we are subject to certain liquidated damages, performance penalty and refund obligations in the event that our products cause network outages or lack of availability and we are unable to resolve such issues within specified response times. We are also generally required to pay liquidated damages or performance penalties that Cisco may incur to an end user caused by the use of our products by that end user.

Bonus Participation Agreement with Terence McCabe

Terence McCabe, our Chief Technology Officer, joined us from Airwide Solutions when we acquired that company in May 2011. In connection with our acquisition of Airwide Solutions, the board of directors of Airwide Solutions approved an Incentive Bonus Plan for certain Airwide Solutions employees that were joining us. Our wholly-owned subsidiary that merged with Airwide Solutions entered into a participation agreement with Mr. McCabe pursuant to which he was granted a cash award under this Incentive Bonus Plan totaling $150,000. This award vested in three installments of 30%, 30% and 40%, with vesting dates occurring six, twelve and eighteen months following our acquisition of Airwide Solutions. Each vesting date was contingent upon Mr. McCabe’s continued service with us.

Policies and Procedures for Related Person Transactions

Our Board of Directors has adopted a written related person transaction policy setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant and a related person had or will have a direct or indirect material interest, as determined by our audit committee. These related person transactions would include, without limitation, purchases of goods or services by or from the related person, or entities in which the related person has a material interest, and indebtedness, guarantees of indebtedness or employment by us of a related person.

Subsequent to the adoption of this written policy, our audit committee ratified, confirmed and approved the Reseller OEM Agreement with Cisco, including all previous amendments thereto. Additionally, for so long as the Reseller OEM Agreement with Cisco is an ongoing agreement, it will be subject to an annual review by our audit committee. In February 2014, our audit committee reviewed, ratified, confirmed and approved the Reseller OEM Agreement with Cisco in connection with this annual review.

Prior to the adoption of this written policy, our Board of Directors reviewed related person transactions. Each of the related person transactions described above occurred prior to adoption of this written policy and as such, these transactions were not subject to the approval and review procedures set forth in the policy. However, each of these transactions was submitted to and approved by our Board of Directors, except that our Board of Directors did not specifically review the participation agreement for Mr. McCabe described above under “— Bonus Participation Agreement with Terence McCabe.”

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of June 30, 2014, information regarding the beneficial ownership of our common stock by:

•	each person, or group of affiliated persons, who is known by us to be the beneficial owner of five percent or more of our outstanding common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all our directors and executive officers as a group (12 persons).

Each individual or entity shown on the table has furnished information with respect to beneficial ownership. Except as otherwise indicated below, the address of each officer, director and five percent stockholder listed below is c/o Mavenir Systems, Inc., 1700 International Parkway, Suite 200, Richardson, TX 75081.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable within 60 days of June 30, 2014. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

The information in the following table is calculated based on 24,659,338 shares of common stock outstanding as of June 30, 2014.

	Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
		Before Offering	After Offering
5% Stockholders
Entities affiliated with North Bridge Venture Partners(1)	4,352,934	17.7%	15.1%
Austin Ventures VIII, L.P.(2)	4,100,854	16.6	14.3
Alloy Ventures 2005, L.P.(3)	3,050,605	12.4	10.6
August Capital V Special Opportunities, L.P.(4)	2,903,831	11.8	10.1
Cisco Systems, Inc.(5)	1,690,979	6.9	5.9
Wellington Management Company, LLP(6)	1,638,883	6.6	5.7
Directors and Executive Officers
Pardeep Kohli(7)	854,100	3.4	2.9
Terry Hungle(7)	208,922	*	*
Bahram Jalalizadeh(7)	185,588	*	*
Ammar H. Hanafi(8)	3,060,605	12.4	10.6
Jeffrey P. McCarthy	—	—	—
Vivek Mehra(4)	2,903,831	11.8	10.1
Hubert de Pesquidoux(7)	25,016	*	*
Benjamin L. Scott(7)	21,428	*	*
Venu Shamapant	—	—	—
All executive officers and directors as a group (12 persons)(7)	7,391,422	28.6%	24.7%

*	Less than one percent.

(1)	Based on information in a Schedule 13G filed on January 22, 2014, consists of (a) 1,695,587 shares of common stock held by North Bridge Venture Partners V-A, L.P., (b) 831,072 shares of common stock held by North Bridge Venture Partners V-B, L.P. and (c) 1,826,275 shares of common stock held by North Bridge Venture Partners VI, L.P. North Bridge Venture Management V, L.P. is the sole general partner of North Bridge Venture Partners V-A, L.P. and North Bridge Venture Partners V-B, L.P. North Bridge Venture Management VI, L.P. is the sole general partner of North Bridge Venture Partners VI, L.P. NBVM GP, LLC, as the sole general partner of North Bridge Venture Management V, L.P., has ultimate voting and investment power of the shares held of record by North Bridge Venture Partners V-A, L.P. and North Bridge Venture Partners V-B, L.P., and as the sole General Partner of North Bridge Venture Management VI, L.P., has ultimate voting and investment power of the shares held of record by North Bridge Venture Partners VI, L.P. Shared voting and investment power over such shares is vested in the founding managers of NBVM GP, LLC, Edward T. Anderson and Richard A. D’Amore. Jeffrey P. McCarthy, a member of our Board of Directors, is a manager of NBVM GP, LLC. The address for North Bridge Venture Partners is 950 Winter Street, Suite 4600, Waltham, MA 02451.
(2)	Based on information in a Schedule 13G filed on February 13, 2014, consists of shares held of record by Austin Ventures VIII, L.P. (“AV VIII”). AV Partners VIII, L.P. (“AVP VIII”) is the general partner of AV VIII and may be deemed to have sole voting and investment power over the shares held by AV VIII. Joseph C. Aragona, Kenneth P. DeAngelis, John D. Thornton and Christopher A. Pacitti are the general partners of AVP VIII and share voting and/or dispositive power over the shares held by AVP VIII. The address for Austin Ventures VIII, L.P. is 300 West Sixth Street, Suite 2300, Austin, TX 78701.
(3)	Based on information in a Schedule 13G filed on February 14, 2014, consists of shares held of record by Alloy Ventures 2005, L.P. Craig Taylor, John Shoch, Douglas Kelly, Tony Di Bona, Daniel Rubin, Michael Hunkapiller and Ammar H. Hanafi, a member of our Board of Directors, are managing directors of Alloy Ventures 2005, LLC, the general partner of Alloy Ventures 2005, L.P., and may be deemed to hold shared voting and dispositive power over the shares held by Alloy Ventures 2005, L.P.; however, they disclaim beneficial ownership of these shares except to the extent of their pecuniary interests therein. The address for Alloy Ventures 2005, L.P. is 400 Hamilton Avenue, Palo Alto, CA 94301.
(4)	Based on information in a Schedule 13G filed on February 12, 2014, consists of 2,858,996 shares held by August Capital V Special Opportunities, L.P. (“August V Special Opportunities”), 24,436 shares held by August Capital Strategic Partners V, L.P. (“August Strategic V”), and 20,399 shares held as nominee for August V Special Opportunities, August Strategic V and related individuals (collectively, the “August Capital Funds”). Howard Hartenbaum, David M. Hornik, John R. Johnston, David F. Marquardt, Vivek Mehra and Andrew S. Rappaport, as members of August Capital Management V, L.L.C., the general partner of August V Special Opportunities, share voting and investment power with respect to the shares held by the August Capital Funds. Vivek Mehra is a member of our Board of Directors and may be deemed to have shared voting and investment power over the shares held by the August Capital Funds. The address for each of the August Capital Funds is 2480 Sand Hill Road, Suite 101, Menlo Park, CA 94025.
(5)	Based on information in a Schedule 13G filed on February 13, 2014, consists of shares held of record by Cisco Systems International B.V., a wholly-owned subsidiary of Cisco Systems, Inc., and includes an exercisable warrant held by Cisco Systems International B.V. to purchase 898,284 shares of common stock at an exercise price of $6.6794 per share. The holder’s address is 170 W. Tasman Drive, San Jose, CA 95134.
(6)	Based on information in a Schedule 13G filed on February 13, 2014. The address of Wellington Management Company, LLP is 280 Congress Street, Boston, MA 02210.

(7)	1,226,957 shares of common stock beneficially owned by executive officers and directors consist of the following shares that are subject to options that are currently exercisable or will become exercisable within 60 days of June 30, 2014.

Name of Beneficial Owner	Shares Subject to Options
Pardeep Kohli	735,763
Terry Hungle	168,922
Bahram Jalalizadeh	185,588
Ammar H. Hanafi	—
Jeffrey P. McCarthy	—
Vivek Mehra	—
Hubert de Pesquidoux	25,016
Benjamin L. Scott	21,428
Venu Shamapant	—

All directors and executive officers as a group (12 persons)	1,226,957

Certain of these options may be exercised prior to vesting, subject to repurchase rights of the company at the lesser of fair market value or the exercise price, with such repurchase rights lapsing at such time as the underlying options vest. In the event of such early exercise, the holder would be entitled to vote all of the underlying shares acquired upon exercise and thus is deemed to beneficially own all shares underlying an option that permits early exercise. Of the options described in the table in this footnote, options to purchase 112,319 shares of common stock that were exercisable as of June 30, 2014 or within 60 days of June 30, 2014 would, if exercised, be subject to the company’s repurchase rights.

(8)	Reflects the shares described in footnote (3) and 10,000 shares held personally by Ammar H. Hanafi.

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as currently in effect. This description is intended as a summary, and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

Outstanding Shares

Our authorized capital stock consists of 300,000,000 shares of common stock, $0.001 par value per share, and 20,000,000 shares of preferred stock, $0.001 par value per share. As of June 30, 2014, we had 24,659,338 shares of common stock issued and outstanding and we had approximately 81 stockholders of record. In addition, as of June 30, 2014, options to purchase 4,040,897 shares of common stock were issued and outstanding.

Common Stock

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds. We do not anticipate declaring any cash dividends to the holders of our common stock for the foreseeable future. In addition, the terms of our loan and security agreement with Silicon Valley Bank currently restrict our ability to pay dividends.

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, our stockholders do not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. Our amended and restated certificate of incorporation provides for a classified Board of Directors with staggered three-year terms and, as a result, only a portion of our Board of Directors will stand for election at each annual meeting of the stockholders.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering will be, fully paid and nonassessable.

Preferred Stock

Our Board of Directors has the authority, without further action by the stockholders, to issue up to 20,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding. The Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock.

Options

As of June 30, 2014, options to purchase 4,040,897 shares of common stock were outstanding under our amended and restated 2005 Stock Plan and 2013 Equity Incentive Plan, with a weighted average exercise price of $7.72 per share.

Registration Rights

Demand Registration Rights

Pursuant to our amended and restated investors’ rights agreement dated May 26, 2011, at any time beginning six months after the consummation of our November 2013 initial public offering, the holders of at least a majority of the registrable shares of our common stock issued upon conversion of preferred stock can request that we file up to three registration statements registering all or a portion of their registrable shares. As of June 30, 2014, the holders of approximately 16,500,000 shares of our common stock issued upon conversion of our redeemable convertible preferred stock have demand registration rights. Under specified circumstances, we also have the right to defer filing of a requested registration statement for a period of not more than 120 days, which right may not be exercised more than once during any period of 12 consecutive months. These registration rights are subject to additional conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Form S-3 Registration Rights

Pursuant to the amended and restated investors’ rights agreement, if we are eligible to file a registration statement on Form S-3, the holders of at least a majority of the registrable shares of common stock issued upon the conversion of preferred stock have the right to demand that we file additional registration statements, including a shelf registration statement, for such holder on Form S-3.

Piggyback Registration Rights

Pursuant to the amended and restated investors’ rights agreement, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit or similar plans, corporate reorganizations, a demand for Form S-1 or Form S-3 registration requested under the amended and restated investors’ rights agreement or a registration on any form which does not permit secondary sales or does not include substantially the same information as would be required to be included in this registration statement, the holders of registrable shares of common stock issued upon conversion of our redeemable convertible preferred stock are entitled to notice of the registration and have the right to include their registrable shares in such registration. As of June 30, 2014, the holders of approximately 16,500,000 shares of our common stock and redeemable convertible preferred stock will be entitled to notice of this registration and will be entitled to include their shares of common stock in the registration statement. The underwriter(s) of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.

Expenses of Registration

We are required to pay all expenses relating to any demand, Form S-3 or piggyback registration, other than underwriting discounts and commissions, subject to certain limited exceptions. We will not pay for any expenses of any demand registration if the request is subsequently withdrawn by the holders of a majority of the shares requested to be included in such a registration statement, subject to limited exceptions.

Expiration of Registration Rights

The registration rights described above will expire for each holder upon the earlier of (i) five years after our November 2013 initial public offering or (ii) the date after our initial public offering on which the holder may sell all of his, her or its shares under Rule 144 under the Securities Act during any 90-day period without regard to current public information, volume limitations, manner of sale restrictions or Form 144 filing requirements. For a description of Rule 144, see “Shares Eligible for Future Sale — Rule 144.”

Anti-Takeover Effects of Delaware Law and Certain Provisions of our Certificate of Incorporation Amended and Restated Bylaws

Delaware Law

We are governed by Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years, did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws:

•	provide for a classified Board of Directors with staggered, three-year terms;

•

permit our Board of Directors to issue shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in our control;

•	provide that the authorized number of directors may be changed only by resolution of the Board of Directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice;

•

prohibit cumulative voting (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•

provide that special meetings of our stockholders may be called only by the chairman of the Board of Directors, our Chief Executive Officer or president (in the absence of a Chief Executive Officer) or by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•

provide that stockholders will be permitted to amend our amended and restated bylaws and certain provisions of our amended and restated certificate of incorporation only upon receiving at least sixty-six and two thirds percent of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

These and other provisions contained in our certificate of incorporation and bylaws could delay or discourage some types of transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

Choice of Forum

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a breach of fiduciary duty by one or more of our directors, officers or employees, (iii) any action asserting a claim against us arising pursuant to the Delaware General Corporation Law or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation and bylaws has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Stock Exchange Listing

Our common stock is listed and trades on the New York Stock Exchange under the trading symbol “MVNR.”

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is American Stock Transfer & Trust Company, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of shares of our common stock in the public market, or the availability of shares for future sale, may adversely affect the market price of our common stock prevailing from time to time. As described below, only a portion of our outstanding shares of common stock are currently available for sale or will be available for sale after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of substantial amounts of common stock in the public market after these restrictions lapse, or the perception that such sales could occur, could adversely affect the market price of the common stock and could impair our future ability to raise capital through the sale of our equity securities.

Based on the number of shares outstanding as of June 30, 2014, upon completion of this offering, 28,749,338 shares of our common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of options or warrants. All of the 5,595,339 shares sold in our November 2013 initial public offering, all of the shares sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, and approximately 4,445,746 additional outstanding shares will be freely tradable, except for any shares acquired by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining 14,618,253 shares of common stock outstanding after this offering will be restricted as a result of securities laws and lock-up agreements. Restricted shares may be sold in the public market only (i) upon expiration of any applicable lock-up agreement and (ii) if registered or if their resale qualifies for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, each as described below.

Our shares will be available for sale in the public market roughly as follows:

Approximate Number of Shares	Date of Availability of Sales
14,131,085	As of the date of this prospectus(1)
14,618,253	Beginning upon the expiration of lock-up agreements 60 days after the date of this prospectus, thereafter subject to volume and other sale restrictions described below under “— Rule 144.”(2)

(1)	The shares offered hereby, the 5,595,339 shares sold in our initial public offering and outstanding shares not subject to lock-up agreement or sale restrictions described below under “— Rule 144.”
(2)	The 60-day restricted period under lock-up agreements with the underwriters may be waived by the underwriters, as described in more detail in “Underwriters.”

Lock-Up Agreements

We have agreed not to sell or otherwise transfer or dispose of any of our securities for a period of 90 days from the date of this prospectus, subject to certain exceptions. All of our directors and executive officers and certain of our stockholders have agreed not to sell or otherwise dispose of any of our securities for a period of 60 days from the date of this prospectus, subject to certain exceptions. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. on behalf of the underwriters may, in their sole discretion, permit early release of shares subject to the lock-up agreements. Please read “Underwriters” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 as currently in effect, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any preceding holders that are not affiliates of us, is entitled to sell such shares, subject only to the availability of current public information about us and subject to the lock-up agreements described above. If such a non-affiliated person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any preceding holders that are not affiliates of us, then such person is entitled to sell such shares without regard to the limitations of Rule 144.

In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 290,000 shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of notice of the sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, directors, officers or natural person consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written compensatory agreement before November 6, 2013, the date of the prospectus for our initial public offering, are eligible to resell those shares in reliance on Rule 144 without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

Stock Issued Under Compensatory Plans

We have filed with the SEC a registration statement on Form S-8 under the Securities Act to register common stock issuable under our amended and restated 2005 Stock Plan, our 2013 Equity Incentive Plan and our 2013 Employee Stock Purchase Plan. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

10b5-1 Plans

Certain of our employees, including certain of our executive officers and directors, have entered into or may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. These plans permit the automatic trading of our common stock by an independent person (such as a stock broker) who is not aware of material, nonpublic information at the time of the trade and generally provide for sales to occur from time to time.

Registration Rights

The holders of approximately 16,500,000 shares of our common stock issued upon conversion of preferred stock, or their transferees, are entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration. For more information about these registration rights, please read “Description of Capital Stock — Registration Rights.”

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

The following is a summary of the material United States federal income and estate tax consequences of the acquisition, ownership and disposition of shares of our common stock purchased pursuant to this offering by a beneficial owner that, for United States federal income tax purposes, is not a “United States person,” as we define that term below. A beneficial owner of shares of our common stock who is an individual, corporation, estate or trust and is not a United States person is referred to below as a “non-United States holder.” This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, judicial opinions, administrative pronouncements and published rulings of the United States Internal Revenue Service, or IRS, all as in effect as of the date hereof. These authorities may be changed, possibly retroactively, resulting in United States federal tax consequences different from those set forth below. We have not sought, and will not seek, any ruling from the IRS with respect to the statements made in the following summary, and there can be no complete assurance that the IRS will not take a position contrary to such statements or that any such contrary position taken by the IRS would not be sustained.

This summary is limited to non-United States holders who purchase shares of our common stock issued pursuant to this offering and who hold our common stock as a capital asset (generally property held for investment) for United States federal income tax purposes. This summary does not purport to be complete and does not address the tax considerations arising under the laws of any state, local or non-United States jurisdiction, or under United States federal estate or gift tax laws, except as specifically described below. In addition, this summary does not address tax considerations that may be applicable to an investor’s particular circumstances nor does it address the special tax rules applicable to special classes of non-United States holders, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships or other entities treated as partnerships for United States federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	persons subject to the “Medicare contribution tax”;

•	United States expatriates;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	brokers or dealers in securities or currencies;

•	real estate investment trusts;

•	regulated investment companies;

•	mutual funds;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; or

•	persons that will hold common stock as a position in a hedging transaction, “straddle,” “conversion” or other integrated transaction for tax purposes.

If a partnership, including any entity treated as a partnership for United States federal income tax purposes, is a beneficial owner of shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner of shares of our common stock that is a partnership, and partners in such partnership, are urged to consult their own tax advisors regarding the tax consequences of the acquisition, ownership and disposition of shares of our common stock.

For purposes of this discussion, a United States person means a person who is for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, including any entity taxable as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States, any state within the United States or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust (1) if it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

An individual is generally treated as a resident of the United States in any calendar year for United States federal income tax purposes if the individual is present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during the three-year period ending on the last day of the current calendar year. For purposes of the 183-day calculation, all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Residents are generally taxed for United States federal income tax purposes as if they were United States citizens.

You are urged to consult your tax advisor with respect to the application of the United States federal income tax laws to your particular situation as well as any tax consequences arising under the United States federal estate or gift tax rules or under the laws of any state, local, non-United States or other taxing jurisdiction or under any applicable tax treaty.

Distributions on Shares of Our Common Stock

If distributions are paid on shares of our common stock, the distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, the adjusted tax basis of your shares in our common stock. Any remainder will be treated as gain from the sale of shares of our common stock. Dividends paid to a non-United States holder generally will be subject to withholding of United States federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty, the benefits for which a non-United States holder is eligible. However, if the dividend is effectively connected with the non-United States holder’s conduct of a trade or business in the United States and, where an income tax treaty applies, is attributable to a United States permanent establishment or fixed base maintained by such non-United States holder, the dividend will not be subject to any withholding tax, provided certain certification and disclosure requirements are met, as described below, but will be subject to United States federal income tax imposed on net income on the same basis that applies to United States persons generally. A corporate non-United States holder under certain circumstances also may be subject to a branch profits tax equal to 30%, or such lower rate as may be specified by an applicable income tax treaty, the benefits for which a non-United States holder is eligible, on a portion of its effectively connected earnings and profits for the taxable year. Non-United States holders are urged to consult their own tax advisors regarding the potential applicability of any income tax treaty.

To claim the benefit of an applicable income tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, a non-United States holder must provide to the applicable withholding agent a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income, or such successor forms as the IRS designates, and certify under penalties of perjury that such holder is not a United States person prior to the payment of distributions on our common stock. These forms must be periodically updated. Special certification and other requirements apply to certain non-United States holders that are pass-through entities and non-United States holders whose stock is held through certain foreign intermediaries. Non-United States holders may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain on Disposition

A non-United States holder generally will not be subject to United States federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of shares of our common stock unless any one of the following is true:

•

the gain is effectively connected with the non-United States holder’s conduct of a trade or business in the United States and, where an applicable income tax treaty applies, is attributable to a United States permanent establishment or fixed base maintained by such non-United States holder;

•	the non-United States holder is a nonresident alien individual present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met; or

•

our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for United States federal income tax purposes at any time during the shorter of (1) the period during which you hold our common stock and (2) the five-year period ending on the date you dispose of our common stock.

We believe that we are not currently, and will not become, a USRPHC for United States federal income tax purposes. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, we cannot assure you that we will not become a USRPHC in the future. As a general matter, as long as our common stock is regularly traded on an established securities market, however, it will not be treated as a United States real property interest with respect to any non-United States holder that holds no more than 5% of such regularly traded common stock. If we are determined to be a USRPHC and the foregoing exception does not apply, among other things, a purchaser may be required to withhold 10% of the proceeds payable to a non-United States holder from a disposition of shares of our common stock, and the non-United States holder generally will be taxed on its net gain derived from the disposition at the graduated United States federal income tax rates applicable to United States persons.

Unless an applicable income tax treaty provides otherwise, gain described in the first bullet point above will be subject to the United States federal income tax imposed on net income on the same basis that applies to United States persons generally but will generally not be subject to withholding. Corporate non-United States holders also may be subject to a branch profits tax on such gain. Gain described in the second bullet point above will be subject to a flat 30% United States federal income tax, which may be offset by certain United States source capital losses. Non-United States holders are urged to consult any potentially applicable income tax treaties that may provide for different rules.

Legislation Involving Payments to Certain Foreign Entities

Legislation enacted in March 2010 imposes a 30% withholding tax on any dividends on shares of our common stock made to a foreign financial institution or non-financial foreign entity (including, in some cases, when such foreign financial institution or entity is acting as an intermediary), and, after December 31, 2016, on the gross proceeds of the sale or other disposition of shares of our common stock, unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity or (iii) the foreign financial institution or non-financial entity otherwise qualifies for an exemption from these rules. Under certain circumstances, a non-United States holder might be eligible for refunds or credits of such taxes.

Non-United States holders are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on an investment in shares of our common stock.

United States Federal Estate Taxes

Shares of our common stock owned or treated as owned by an individual who at the time of death is a non-United States holder are considered United States situs assets and will be included in the individual’s estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Information reporting and backup withholding (currently at a 28% rate) generally will apply to dividends paid with respect to our common stock. In certain circumstances, non-United States holders may avoid backup withholding if they provide to the applicable withholding agent a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income, or such successor forms as the IRS designates, and certify under penalties of perjury as to their status as non-United States holders and meet certain other requirements, or otherwise establish an exemption. Copies of information returns may also be made available to the tax authorities in the country in which the non-United States holder resides under the provisions of an applicable income tax treaty. Non-United States holders are urged to consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

The gross proceeds from the disposition of shares of our common stock may be subject to information reporting and backup withholding. If a non-United States holder sells shares of our common stock outside the United States through a non-United States office of a non-United States broker and the sales proceeds are paid to such holder outside the United States, then the United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting will generally apply to a payment of sale proceeds, even if that payment is made outside the United States, if a non-United States holder sells shares of our common stock through a non-United States office of a broker that:

•	is a United States person for United States federal tax purposes;

•	is a foreign person that derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for United States tax purposes; or

•

is a foreign partnership, if at any time during its tax year (1) one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or (2) the foreign partnership is engaged in a United States trade or business, unless the broker has documentary evidence in its files that the non-United States holder is not a United States person and certain other conditions are met, or the non-United States holder otherwise establishes an exemption. In such circumstances, backup withholding will not apply unless the broker has actual knowledge or reason to know that the non-United States holder is not a non-United States person.

If a non-United States holder receives payments of the proceeds of a sale of shares of our common stock to or through a United States office of a broker, the payment is subject to both backup withholding and information reporting unless such non-United States holder provides to the applicable withholding agent a properly executed IRS Form W-8BEN (or valid substitute or successor form) certifying under penalties of perjury that such stockholder is not a United States person or otherwise establishes an exemption.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules from a payment to a non-United States holder can be refunded or credited against the non-United States holder’s United States federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,329,250
Deutsche Bank Securities Inc.	1,329,250
Stifel, Nicolaus & Company, Incorporated	409,000
Needham & Company, LLC	368,100
Pacific Crest Securities LLC	368,100
Cowen and Company, LLC	286,300

Total	4,090,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased under certain circumstances.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price set forth on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase from us up to 613,500 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 613,500 shares of common stock from us.

		Total
	Per Share	No Exercise	Full Exercise
Public offering price	$11.00	$44,990,000	$51,738,500
Underwriting discounts and commissions	$0.605	$2,474,450	$2,845,618
Proceeds, before expenses, to us	$10.395	$42,515,550	$48,892,882

The estimated offering costs payable by us, exclusive of the underwriting discounts and commissions, are approximately $830,000, which includes legal, accounting and printing costs and various other fees associated with the registration and listing of our common stock.

We have agreed to reimburse the underwriters for all expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc. (FINRA) in the amount of $15,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Our common stock is listed and trades on the New York Stock Exchange under the trading symbol “MVNR.”

We, all of our directors and executive officers and certain of our stockholders have agreed that, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus, in the case of ourselves and 60 days after the date of this prospectus, in the case of all of our directors and executive officers and certain stockholders:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; or

•

make a demand for, or in our case file, a registration statement with the SEC (other than a registration statement on Form S-8) relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

whether any such transaction described in the first or second bullet points above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares of common stock to the underwriters in this offering;

•

transactions relating to shares of common stock or other securities convertible into or exercisable or exchangeable for common stock acquired in open market transactions after the completion of this offering;

•	transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock as a bona fide gift or charitable contribution;

•

transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to immediate family members or a trust formed for the benefit of immediate family members, by will or intestate succession or from a trust to a trustor or beneficiary of such trust;

•

distributions by any persons other than us of shares of common stock or any security convertible into or exercisable or exchangeable for our common stock to limited partners, members, stockholders, affiliates of such person, or any entity which is directly or indirectly controlled by, or is under common control with, such person;

•

the issuance of shares of our common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus which the underwriters have been advised in writing (including any description thereof in the registration statement of which this prospectus is a part) or grants of stock options or restricted stock in accordance with the terms of a plan in effect on the date of this prospectus and described herein or the issuance by us of shares of our common stock upon the exercise thereof;

•

sales or transfers to us of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock in connection with (A) the termination of employment or other termination of a service provider and pursuant to agreements whereby we have the option to repurchase such shares or securities, (B) option agreements relating to the early exercise of unvested options issued pursuant to our equity incentive plans or (C) agreements wherein we have a right of first refusal with respect to transfers of such shares or securities;

•

the transfer of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock to us in a transaction exempt from Section 16(b) of the Exchange Act upon a vesting event or upon the exercise of options to purchase shares of common stock on a “cashless” or “net exercise” basis or in connection with the payment of taxes due;

•

the sale or issuance of or entry into an agreement to sell or issue shares of our common stock (or options, warrants or convertible securities relating to shares of our common stock) in connection with bona fide mergers or acquisitions, joint ventures, commercial relationships or other strategic transactions; provided that the aggregate number of shares of such common stock, options, warrants or convertible securities shall not exceed 7.5% of the total number of shares of our common stock (or options, warrants or convertible securities relating to shares of our common stock) issued and outstanding immediately following the completion of this offering;

•

transfers of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our common stock involving a change in control of us; provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, such common stock or securities owned by the stockholder shall remain subject to the restrictions described in the immediately preceding paragraph;

•

the transfer of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock that occurs by operation of law or by order of a court of competent jurisdiction; provided that the transferor shall use its reasonable best efforts to cause the transferee, prior to such transfer, to agree in writing to be bound by the restrictions described in the immediately preceding paragraph; and

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our common stock, provided that such plan does not provide for the disposition of our common stock during the restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of such person or us;

provided that in the case of any transfer or distribution as described in the third, fourth, fifth, sixth or ninth bullet point above, the respective recipient agrees to be subject to the restrictions described in the immediately preceding paragraph; provided further that in the case of any transfer or distribution described in the second, third, fourth, fifth, sixth, seventh, eighth or ninth bullet point above, no filing under Section 16(a) of the Exchange Act, reporting a net reduction in beneficial ownership of shares of common stock, is required or shall be voluntarily made during the restricted period referred to above (other than a filing on a Form 5, Schedule 13D or Schedule 13G, or any amendment of the foregoing).

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche

Bank Securities Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time. In addition, in the event that any of our executive officers or directors (including their respectively immediate family members or any family vehicle for the benefit of any such person), any investment fund affiliated with one of our directors or any holder of previously converted preferred stock, or common stock issued upon the conversion of such preferred stock, representing more than one percent (aggregating ownership of affiliates) of our common stock issued upon the conversion of such preferred stock, outstanding immediately prior to this offering (each, a “Major Holder”) is granted an early release from the lock-up restrictions with respect to shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock having a fair market value in excess of $1.0 million in the aggregate (whether in one or multiple releases), then each other Major Holder automatically will be granted an equivalent early release from its obligations under the lock-up agreement on a pro-rata basis (a “Pro-Rata Release”). Such Pro-Rata Release shall not be applicable in the event of any underwritten primary or secondary public offering or sale of our common stock during the period ending 180 days after the date of this prospectus; provided, however, that each Major Holder is given an opportunity to participate on a pro-rata basis in such underwritten primary or secondary public offering with and otherwise pursuant to the same terms and conditions as any other Major Holder.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their option to purchase additional shares. The underwriters can close out a covered short sale by exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

In addition, in the ordinary course of their business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

From time to time, certain of the underwriters or their respective affiliates may engage in transactions with us and may perform investment banking and advisory services for us in the ordinary course of their business for which they would receive customary fees and expenses.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Switzerland

Shares of our common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to shares of our common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us or shares of our common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares of our common stock will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA), and the offer of shares of our common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of our common stock.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of our common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of shares of our common stock offered should conduct their own due diligence on such shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act of 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

The validity of the shares of common stock offered hereby and certain other legal matters will be passed upon for us by Andrews Kurth LLP, Austin, Texas. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated balance sheets of Mavenir Systems, Inc. and its subsidiaries as of December 31, 2013 and 2012 and related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2013 incorporated by reference into this prospectus and in the registration statement of which this prospectus forms a part have been so incorporated by reference in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, which financial statements appear in our Annual Report on Form 10-K for the year ended December 31, 2013, on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the SEC relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and financial statements included with, or incorporated by reference into, the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents.

Our filings with the SEC are available to the public on the SEC’s website at http://www.sec.gov. You may also read and copy, at SEC prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

We are subject to the informational reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we file periodic reports, proxy and information statements and other information with the SEC. Such annual, quarterly and current reports; proxy and information statements; and other information can be inspected and copied at the locations set forth above. We also make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website at http://investor.mavenir.com, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. The information contained on or accessible through our corporate web site or any other web site that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part. You may also request a copy of these filings, at no cost to you, by writing or telephoning us at the following address:

Mavenir Systems, Inc.

1700 International Parkway, Suite 200

Richardson, TX 75081

Attention: Chief Financial Officer

(469) 916-4393

We furnish or make available to our stockholders annual reports containing consolidated financial statements audited by our independent registered public accounting firm. We also furnish or make available to our stockholders our quarterly reports containing unaudited interim financial information for each of the first three quarters of each year.

INFORMATION INCORPORATED BY REFERENCE

The rules of the SEC allow us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to another document that we have separately filed with the SEC. You should read the information incorporated by reference because it is an important part of this prospectus. We incorporate by reference the following information or documents that we have filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2013;

•	Proxy Statement filed on April 29, 2014 (solely to the extent incorporated by reference into part III of our Annual Report on Form 10-K);

•	our Quarterly Reports on Form 10-Q for the three months ended June 30, 2014 and for the three months ended March 31, 2014; and

•	our Current Reports on Form 8-K filed with the SEC on March 10, 2014, March 25, 2014, April 15, 2014 and June 24, 2014 (excluding in each case any information furnished and not filed with the SEC).

Any statement contained in any document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference into this prospectus (other than an exhibit to the filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost. Requests for these documents can be made by writing or telephoning us at our address set forth above under “Where You Can Find More Information.”